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As confidentially submitted to the Securities and Exchange Commission on March 9, 2021, as Amendment No. 1 to the initial confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FTC SOLAR, INC.
(Exact name of registrant as specified in its charter)
Delaware	3674	81-4816270
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260,
Austin, Texas 78759
(737) 787-7906
(Address, Including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Patrick M. Cook
Chief Financial Officer
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260,
Austin, Texas 78759
(737) 787-7906
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Andrea L. Nicolás, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Jacob D. Wolf, Esq. General Counsel and Secretary FTC Solar, Inc. 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759 (737) 787-7906	Benjamin K. Marsh, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	$	$
(1)	Includes shares which may be sold pursuant to the underwriters’ option to purchase additional shares, solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial public filing of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Subject to Completion, dated           , 2021
PROSPECTUS
     Shares

FTC Solar, Inc.
Common Stock
This is the initial public offering of shares of common stock of FTC Solar, Inc. We are offering      shares of our common stock. The selling stockholders identified in this prospectus are offering an additional     shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of common stock will be between $     and $     . We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “  .”
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Summary—Implications of Being an Emerging Growth Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(a)	$	$
Proceeds to us before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$
(a)	See “Underwriting” for a complete description of the compensation payable to the underwriters.
We and the selling stockholders have granted the underwriters the option for a period of 30 days to purchase up to an additional      shares of our common stock at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments, if any.
The underwriters expect to deliver the shares against payment in New York, New York on     , 2021 through the book-entry facilities of The Depository Trust Company.
Barclays
Prospectus dated     , 2021

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Through and including     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.
Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. Neither we, the selling stockholders nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or any sale of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See “Underwriting.”
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ABOUT THIS PROSPECTUS
Basis of Presentation
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Market, Industry and Other Data
This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, including a 2020 study we commissioned from Eclipse-M, a nationally-recognized construction management consultant, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.
Certain statistical data, estimates and forecasts contained in this prospectus are based on the following independent industry publications or commissioned reports:
•	Allied Market Research – Solar Energy Market by Technology, Solar Module, Application and End-Use: Global Opportunity Analysis and Industry Forecast, 2019-2026
•	Australia Clean Energy Council – Clean Energy Australia Report 2020
•	Black & Veatch Holding Company (“Black & Veatch”) – Voyager Photovoltaic Single Axis Tracker – Independent Assessment – 2019
•	Bloomberg New Energy Finance (“BNEF”) – 2020 New Energy Outlook (“NEO”)
•	BNEF – 2H 2020 LCOE Update
•	BNEF – Capacity Forecast Update
•	Eclipse-M – FTC Solar Voyager Single-Axis Tracker Market Annual 2020 Update: Comparison Report
•	IHS Markit Ltd (“IHS Markit”) – Global PV Tracker Market Report: 2020
•	IHS Markit – PV Installations Tracker
•	International Renewable Energy Agency (“IRENA”) – Renewable Power Generation Costs in 2019
•	InfoLink Consulting Co., Ltd. (“PV InfoLink”) – The New Era of PV: 600W+ Modules
•	Solar Energy Industries Association (“SEIA”) – Solar Industry Research Data
•	United States Energy Information Administration – United States Electricity Profile 2019
•	United States Environmental Protection Agency – Air Pollutant Emissions Trends Data
•	United States Forum for Sustainable and Responsible Investment (“SIF”) – Report on U.S. Sustainable and Impact Investing Trends 2020
•	United States National Renewable Energy Laboratory (“NREL”) – Understanding Bifacial Photovoltaics Potential: Field Performance – December 2019
•	Wood Mackenzie Power & Renewables (“Wood Mackenzie”) – The Global PV Tracker Landscape 2019
•	Wood Mackenzie – Global Bifacial Module Market Report 2019
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•	Wood Mackenzie – Global Solar PV Market Outlook Update – Q3 2020
•	Wood Mackenzie – H2 2020 U.S. Solar PV System Pricing
•	Wood Mackenzie – The Global Solar PV Tracker Landscape 2020
None of the independent industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense, and we have not independently verified the data obtained from these sources.
Trademarks, Service Marks and Trade Names
This prospectus includes our trademarks and trade names, including, but not limited to, Voyager Tracker, SunDAT, SunPath, Atlas and FTC Solar, which are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, ©and ®symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.
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SUMMARY
This summary highlights information included elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in shares of our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section immediately following this summary, “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Unless the context otherwise requires, all references to “FTC Solar,” “we,” “us,” “our,” the “Company” and similar designations refer to FTC Solar, Inc, a Delaware corporation, and, where appropriate, its consolidated subsidiaries.
FTC SOLAR, INC.
Overview
We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. The combination of integrated hardware tracking technology and advanced software algorithms in solar tracker systems yields, on average, 25% more energy and delivers a 17% lower levelized cost of energy (“LCOE”) compared to fixed-tilt mounting systems, according to 2020 BNEF reports. Our systems offer efficiency gains relative to other tracker systems due to our tracker’s enhanced design, which includes a two-panel in-portrait format and independent rows, and its optimization for use with bifacial panels. Additionally, these efficiency gains can be enhanced by our proprietary software solutions. Our customers include leading project developers, solar asset owners and engineering, procurement and construction (“EPC”) contractors that design and build solar energy projects. Our team of experienced renewable energy professionals is focused on delivering compelling value to customers across the full solar energy project lifecycle, including at the development, construction and operations phases.
Our tracker systems are currently marketed under the Voyager brand name (“Voyager Tracker” or “Voyager”). Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. With our Voyager offering, we are one of the largest providers of two-panel in-portrait trackers in the United States, which we determined based on our estimated U.S. tracker market share of approximately 11% (which was calculated using our MW shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report). We designed Voyager to reduce construction costs by enabling efficient use of land, maximizing site accessibility and reducing materials needed for construction. Additionally, Voyager’s patented panel connection features are designed to optimize speed of installation and reduce assembly labor. Due to these design and installation benefits, we believe Voyager offers industry-leading installation cost per watt compared to competing trackers. Post-installation, owners of solar energy projects benefit from Voyager’s proprietary control system, which employs advanced adaptive tracking algorithms that improve production and site yield. We also offer a software solution, SunPath, which uses proprietary algorithms that take into consideration topography, meteorological conditions and other local site conditions to further optimize tracking and help produce additional energy yield over our base-model Voyager Trackers.
Our company was formed in 2017 by a group of renewable energy industry veterans, including the team with substantial experience deploying the AP90 tracker, a first-generation one-panel in-portrait, linked-row design tracker system. The AP90 tracker was first installed in 2013, and achieved approximately 900 megawatts (“MW”) of cumulative global installations between 2013 and 2016, prior to our formation. Our management team utilized their design and construction expertise, and their experience installing and operating other competitive tracking solutions, to design and develop a next-generation tracker system, Voyager, which achieved product certification in 2019. Through December 31, 2020, we had sold more than a cumulative 1.9 gigawatts (“GW”) of Voyager Trackers. As of December 31, 2020, we had $109 million of executed contracts and awarded orders (which we define as orders where we are in the process of documenting a contract but for which a contract has not yet been signed) for Voyager with anticipated shipment dates in 2021, reflecting a greater than 100% increase over the same amount as of December 31, 2019.
As of December 31, 2020, we had one U.S. trademark registration, five U.S. applications for trademark registration, 45 issued U.S. patents, nine issued non-U.S. patents, six patent applications pending for examination in

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the United States and nine patent applications pending for examination in other countries related to panel attachments, solar tracking algorithms, related design and assembly methods, and software solutions.
In addition to conducting internal quality control procedures, we have engaged and received testing and inspection certifications from several organizations including Black & Veatch, DNV GL Australia Pty Limited (“DNV”), Enertis Solar S.L. (“Enertis”) and Rowan Williams Davies & Irwin Inc. (“RWDI”) to help validate the quality of our operations and product offerings.
Our corporate headquarters is located in Austin, Texas and we have a training and technology development site in Aurora, Colorado. To assist with our global expansion effort, we have grown our sales and support network abroad, with employees located in Australia, India, the Middle East, China and South-East Asia as of December 31, 2020.
Our Customer Value Proposition
Voyager is built upon a self-powered, two-panel in-portrait design utilizing a 60-meter independent row architecture, which provides numerous advantages to our customers, including:
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Industry-Leading Installation Speed and Low Labor Costs. Voyager requires up to 56% fewer foundations per MW than other competing solutions, or only seven structural foundations, or piles, per row. This results in 15% less steel content in projects using our system. Voyager also utilizes (i) simplified assembly methods that require fewer tools and up to 45% fewer connection points between piles than competing solutions and (ii) our patented panel hanging and self-alignment features, which together result in industry-leading installation speeds. In a study we commissioned in 2020, Eclipse-M, a nationally-recognized construction management consultant, found that Voyager’s installation time is 41% less than the industry average, or 211 person-hours per MW compared to 355 person-hours per MW for the trackers of our leading competitors. In the United States, Australia and parts of Europe, we estimate that this reduced installation time, together with EPC contractors’ savings on materials due to our design methodologies (which are applicable to all sales markets), can result in 1.5-2.0 cents per watt of cost savings as compared to industry-leading one-panel in-portrait and two-panel in-portrait competitors. As such, on a 50 MW system in the United States, this could represent up to $1 million of project savings. In 2020, we reduced the installation time of our products by 32% from 2019 and we believe there is an opportunity to further reduce our customers' average installation cost through additional product innovation and installation technique improvements. Faster installation times are an increasingly impactful competitive advantage, as labor is a significant and growing contributor to total solar energy project costs, increasing from 22% in 2015 to 35% for standard 10 MW tracker projects in 2020 (over this same period, equipment costs have decreased from representing 66% to 51% of total costs of these projects), according to a 2020 Wood Mackenzie report. While independent row trackers are typically more expensive due to the higher-technology equipment required for their operation, we believe our independent row design offsets these higher fixed costs with lower installation cost and increased energy production.

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Design Flexibility that Optimizes Solar Panel Density. Voyager has a typical row length of 60 meters, compared to the significantly longer row lengths of some of our competitors’ systems, providing relative site design flexibility. Additionally, the two-panel in-portrait design of Voyager provides twice the number of solar panels across a given length of row compared to one-panel in-portrait systems. This increased panel density allows for greater design flexibility on sites with irregular boundaries, maximizes the use of available land and helps to preserve site environment. We believe these features, combined with the slope and terrain flexibility of Voyager, will be increasingly advantageous moving forward as an increasing percentage of solar projects are developed on sites with irregular boundaries and undulating terrain. Additionally, two-panel in-portrait systems capture more diffuse light due to their increased height as compared to one-panel in-portrait systems, and have higher panel performance from the reduced impact of radiant ground heat.

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Slope and Terrain Flexibility. Our independent row design allows for simplified installation on undulating terrain and irregular site boundaries. With no connection point between sequential rows, unlike linked-row systems, each Voyager row can be positioned without consideration of adjacent rows, enabling optimized row configuration. Additionally, Voyager’s adjustable design mounting allows for installation on terrain with slopes of up to 17.5% grade. This deployment flexibility allows Voyager to maximize solar energy production on sloped terrain while avoiding high grading costs, and our customers have the opportunity to enhance such benefits through the use of our SunPath tracking algorithm that reduces row-to-row shading.

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Structural Design that Optimizes Bifacial Panel Yield. Bifacial panels collect solar energy from both sides of the solar panel, resulting in up to a 9% gain in energy production compared with monofacial panels, according to an ongoing study by NREL. This efficiency improvement over traditional solar panels is driving a significant market shift to the use of bifacial panels, with bifacial panels expected to account for 17% of total installed solar capacity by 2024, quadrupling its share in 2019, according to a 2019 Wood Mackenzie report. We believe Voyager improves bifacial panel yield as compared to one-panel in-portrait systems by approximately 2% due to its structural design that minimizes rear side shading, increases rear side irradiance and improves thermal performance.

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DC Collections Advantages. In utility-scale solar projects, individual solar panels are wired in series into strings of solar panels, which typically consist of approximately 30 individual solar panels per string. Voyager can support four strings of panels per row versus the more common single-axis structure that only supports three strings of panels per row. This four string architecture allows for approximately 25% less direct current (“DC”) cabling to collect the power from each row, which we believe results in cost savings on materials and labor. In addition, the symmetric four string Voyager architecture, which isolates strings of panels into four quadrants on the tracker row, allows projects using Voyager to observe significantly less mismatch loss for bifacial panels compared to projects using (i) one-panel in-portrait single-axis trackers or (ii) two-panel in-portrait three string trackers that cannot isolate strings of panels onto a single side of the tracker. We believe Voyager’s reduction in mismatch loss for bifacial panels provides a significant energy production advantage compared to other trackers.

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Site Accessibility. Our two-panel in-portrait architecture maximizes row spacing and allows improved site access for operations and maintenance of the solar energy project or the grounds on which the project is sited. For an equivalent panel density or ground coverage ratio, Voyager provides twice the spacing between rows compared to one-panel in-portrait systems. This increased, open row spacing allows for vehicle access even in the most dense system layouts. Additionally, unlike linked-row systems, our design has no physical barriers that prevent movement between rows, such as movement undertaken during routine ground maintenance, which is important to maintain energy yields from the rear facing panel of bifacial solar panels.

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Performance-Enhancing Software Solution. Voyager uses a motor and slew drive on each row to continuously align the solar panels to the sun through the use of our baseline, proprietary solar tracking algorithm. Our customers also have the option to license our premium performance-enhancing software solution, SunPath, that uses proprietary algorithms that take into consideration topography, meteorological conditions and other local site conditions to reduce shading on every row and adjust panel positioning to address diffused light conditions (e.g. cloud cover), which results in optimized tracking and solar energy generation. Our SunPath software solution was released in the fourth quarter of 2020 and is backward compatible with all previously installed Voyager systems.

Our Industry and Market Opportunity
Our global market opportunity is driven by two primary factors: overall growth in utility-scale solar projects and the increased usage of trackers as the preferred mounting system in utility-scale solar projects.
The Solar Energy Market
Solar energy is the fastest growing source of electricity globally and by 2050 is expected to account for 23% of the global power generation mix with over 8 terawatts (“TW”) of cumulative installed capacity, up from 4% today, according to BNEF NEO. Between 2020 and 2025, solar energy is expected to account for approximately 35% of all new power plants installed globally, the highest of any generation class. In terms of market size, global solar energy is expected to grow to approximately $220 billion by 2026, at a compound annual growth rate (“CAGR”) of over 20% from 2019, according to a 2019 Allied Market Research report.
There are several key drivers of the robust growth outlook for the solar energy market globally:
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Cost Competitiveness with Fossil-Fuel Energy Generation. Solar energy is currently one of the cheapest sources of new-build power generation, on an LCOE basis, in countries that account for approximately two-thirds of the global population and is forecasted to continue decreasing in cost to become the cheapest form of wholesale electric generation in the United States by 2022, according to BNEF.

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Governmental Policies and Regulations Across the Globe Supporting Renewable Energy. Governments across the globe have established policies to support a transition away from fossil fuels and towards low-carbon forms of energy, such as solar power. In the United States, for example, 30 states and the District of Columbia have implemented Renewable Portfolio Standards (“RPS”), which require a specified percentage of the electricity sold by utilities to come from renewable resources by a certain date. Global renewable energy support has accelerated since the Paris Agreement under the United Nations Framework Convention on Climate Change, which became effective in 2016.

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Corporate Procurement of Renewable Energy. Companies across a variety of industries have become increasingly focused on the climate impact of their operations. For example, over 1,000 companies around the world have committed to or already set science-based greenhouse gas emissions targets in accordance with the goals of the Paris Agreement, according to The Science Based Targets initiative. Since fossil fuel-based energy generation is one of the main sources of corporate greenhouse gas emissions, shifting to renewable energy is a primary way for companies to reduce their carbon emissions and achieve such targets.

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Improvement in Battery Storage Technology. Recent advances in technology and cost reductions have helped battery storage emerge as a solution to the intermittent nature of solar power. The cumulative installed capacity of energy storage projects is expected to increase from 11 GW in 2020 to 168 GW in 2030, according to BNEF NEO. The ability of battery technology to convert solar energy to a baseload form of power is expected to establish solar energy as a firm, reliable source of power, increasing overall demand for solar energy.

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Continued Development of Newly-Renewable Use Cases. The increased cost competitiveness of electricity is driving new sectors of the economy to switch from fossil fuels to electricity as their source of energy, such as passenger and commercial vehicles, and heating and industrial processes.

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Increased Capital Available for Green Investments. Environmental responsibility has become a priority for investors, demonstrated by a meaningful trend in allocation of capital to companies that are leading and committed to the energy transition from fossil fuels to low-carbon alternatives.

The Solar Tracker Market
Trackers are rapidly gaining market share versus fixed-tilt mounting systems due to their ability to optimize energy production, accommodate more varied terrain and offer a more attractive return on investment. The number of installations in the global solar tracker market expanded by 57% from 2018 to 2019, according to a 2020 IHS Markit report. Globally, tracker installations are expected to grow from 24 GW in 2019 to 44 GW in 2023, representing a CAGR of 17%. IHS Markit estimates that the tracker market globally generated $2.6 billion in revenue in 2020.
The United States currently represents the largest portion of the solar tracker market and is expected to grow from 8 GW in 2019 to 12 GW, and account for 48% of global installations, in 2020, according to a 2020 IHS Markit report. The United States has one of the highest levels of tracker market penetration, with 71% of new ground-mounted solar energy projects in 2019 electing to use trackers. IHS Markit estimates that the tracker market in the Americas generated $1.8 billion in revenue in 2020.
While the United States solar tracker market is expected to remain the largest market globally, the Middle East, Africa and Asia are expected to increase their share of the global solar tracker market. The Middle East and Asia, with tracker market penetration of 60% and 10% in 2019, respectively, are expected to grow their number of ground-mounted tracker installations at CAGRs of 41% and 18%, respectively, between 2019 and 2023. These markets, along with Europe and the rest of the Americas region, represent significant growth opportunities.
Within solar energy and tracker markets are design innovations that provide energy yield or design flexibility advantages and have resulted in the high growth of certain types of panels and trackers. We estimate that installations of the two-panel in-portrait tracker design grew three times faster than one-panel in-portrait installations between 2016 and 2019, according to a combination of Wood Mackenzie data and our internal data. Bifacial solar panels are expected to quadruple their annual installation to 22 GW, or 17% of total installed solar capacity, by 2024, according to a 2019 Wood Mackenzie report. Their market share in terms of annual installations is expected to grow from approximately 21% in 2020 to 50% in 2024, according to a 2020 PV InfoLink report. Additionally, with the costs of solar panel manufacturing continuing to decline, larger-format and higher-powered solar panels have become more

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prevalent as they help further maximize the overall yield of solar energy projects. Larger-format panels are expected to represent approximately 85% of the solar market by 2024, according to PV InfoLink.
Our Competitive Strengths
We believe that the following strengths provide us with a competitive advantage and position us to capitalize on the continued growth of the solar energy and tracker markets:
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Market and Product Positioning. In designing Voyager, we sought to introduce a solution that is differentiated from existing industry solutions and positioned to address the future needs of the solar industry as it continues to develop. In addition to benefitting from the growth in solar energy and the increasing penetration of trackers, we believe we are positioned to benefit from the accelerating adoption of two-panel in-portrait tracker systems, bifacial panels and larger-format or higher-powered bifacial panels. Our two-panel in-portrait solutions are already optimized for bifacial panels. In 2020, we introduced our first Voyager solution designed for the new larger-format panels entering the marketplace and were awarded one of the world’s first larger-format panel projects.

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Management Team with Extensive Renewable Energy Industry Experience. Our management team has global experience across the full solar energy project lifecycle, including project development, finance, equipment supply, construction and operations. Since 2013, our management team has spearheaded the design and delivery of more than 2.7 GW of single-axis tracker equipment, attributable to both the AP90 tracker (and its predecessor product) and Voyager. Our management team’s experience beyond these products includes the development, financing and construction of more than 5.5 GW of utility-scale solar energy projects.

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Multi-Region, Asset-Light Contract Manufacturing Model. Voyager is manufactured through proven and certified contract manufacturing partners. This allows us to scale to meet growing customer demand without intensive capital investment, leading to strong cash flow conversion, all while ensuring the high quality of our products. Our contract manufacturing partners are subject to a rigorous qualification process, which includes third party audits and production monitoring. Our global supply chain allows us to optimize logistics and lead times for both domestic and international growth. This provides geographic diversity which reduces the impact of trade tariffs and enables the reliable supply of our product.

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Focus on Product Improvement and Technology Innovation. Voyager offers proprietary architecture advances that lower installation cost and improve operational performance. These innovations help us deliver additional value to our customers and improve our competitive positioning. Additionally, we leverage innovative forecasting and modeling platforms and methods to optimize project yield.

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Flexible Capital Structure. We have been able to grow our company without the use of long-term debt as a result of our asset-light contract manufacturing model and by leveraging operating efficiencies. Because we have prudently operated our business since our inception, we have significant capital structure flexibility with which to fund our future growth at an attractive cost of capital. We ended 2020 with a positive net cash position and no long-term debt.

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Engineering Services Offerings. Voyager is augmented by our engineering services offerings that assist customers in optimizing our product and reducing total project costs. The engineering services we offer include power plant design services for array layout and electrical design as well as structural and foundation design, and construction engineering consulting services focused on improving productivity and reducing installation times. In emerging markets, these services can provide assistance to less experienced project developers and EPC contractors in their transition from fixed-tilt projects to tracker projects by removing the design barrier. In developed markets, these services strengthen our customer relationships and help to generate further sale opportunities.

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Value-Added Project Management Software. In addition to SunPath, our software that is designed to increase energy production from Voyager, we offer two other software solutions to support our customers in project design and development, Atlas and SunDAT. These project management software solutions can be coupled with Voyager, but can also be utilized by non-Voyager customers. Our software licensing model also provides additional opportunities for engagement and service, which strengthen customer relationships.

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Our Growth Strategy
We intend to grow by:
•
Increasing Our Market Share in the United States. From the first installation of Voyager in the third quarter of 2019, we have quickly built a strong track record of innovative design, construction efficiency and customer engagement. As of December 31, 2020, we had an estimated U.S. tracker market share of approximately 11%, which was calculated using our MW shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report. We plan to leverage Voyager’s strong value proposition to transition from predominantly contracts for sales for single projects to a mix of such single project sales and contracts for sales for multiple projects with project developers, solar asset owners and EPC contractors.

•
Expanding Internationally. We believe there is a significant opportunity for us to penetrate additional markets outside of the United States. International markets are experiencing the same benefits from, and trend towards adoption of, trackers as seen in the United States, and represent further upside potential, as these markets have lower tracker penetration today. Cumulative installed capacity outside of the United States is expected to reach approximately 1.7 TW in 2025, up from 775 GW in 2019, according to BNEF NEO. In 2020, we established sales and marketing operations in Asia, the Middle East, North Africa and Australia, and we expect to continue to expand our global footprint in 2021 by establishing similar operations in Latin America and Europe. In addition to our strong product offerings, we believe our growing track record and strong customer relationships will aid our international expansion efforts.

•
Enhancing Our Product Capability. We believe that Voyager is well-positioned to continue to adapt to evolving changes in panel technology because it has been engineered to be panel agnostic and designed to be flexible to form. We are intensely focused on continuing to enhance our product performance and positioning. Our initial version of Voyager was marketed for inclusion in projects in regions with maximum wind speeds of 105 mph. Throughout 2020, we have released and contracted to sell two additional versions of Voyager that are marketed for inclusion in projects in regions with maximum wind speeds of both 120 mph and 135 mph, according to a 2019 Black & Veatch report. In addition, panel manufacturers continue to advance the efficiency of solar panels through design and manufacturing changes, including, in particular, in the form of bifacial panels and larger-format panels. In 2020, we released Voyager+, our next generation single-axis Voyager Tracker, which is compatible with larger-format panels from a variety of solar panel manufacturers and we were awarded one of the world’s first larger-format panel projects.

•
Reducing Operating Costs through Operating Leverage. We believe that the scaling of our workforce in 2020, combined with our focus on lower-cost employees and lower-cost regions in the future, such as Asia, provides us with operating efficiencies that will enable us to enhance our profitability as we grow. We have historically prioritized establishing operations in the United States to support the growth we have achieved to date. We expect a significant portion of our incremental headcount additions moving forward to be lower-cost employees to support increased sales (such as field service employees), and expect future growth in sales employees to be focused on lower-cost regions.

•
Capturing Additional Revenue Streams through Software Services. We believe that our add-on SunPath software, with performance-enhancing algorithms, has the potential to provide significant incremental value to our customers. By introducing SunPath software to our customer base, we believe we can increase our profit margins since SunPath has the potential to provide an additional revenue stream for a de minimis additional cost to us. SunPath is available to our customers either on a recurring fee basis or as a single up-front payment.

•
Developing Additional Tracker Services. We believe we have additional opportunities to differentiate ourselves as a solar energy solutions provider to our customers through the introduction of a targeted set of offerings beyond sales of Voyager. We have the ability to introduce hardware and software upgrades and retrofits as well as preventative maintenance services and extended warranty plans, each of which we believe can generate high margin, recurring revenue that also strengthens customer relationships.

•
Growing through Strategic Acquisitions. We believe that our strong balance sheet affords us the opportunity to access the capital markets on favorable terms, which in turn gives us the option to accelerate our growth through strategic acquisitions. We continue to investigate opportunities to further diversify our platform through strategic acquisitions.

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Risks Associated with our Business
Investing in our common stock involves a high degree of risk. Before you participate in this offering, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading “Risk Factors.” Some of the more significant risks include the following:
•	our limited operating history and the rapidly changing solar industry make it difficult to evaluate our current business and future prospects and we may not achieve profitability in the future;
•	we have a history of losses that may continue in the future, and we may not achieve profitability;
•	the market for our products and services is highly competitive and rapidly evolving and we expect to face increased competition;
•	if potential owners of solar energy systems incorporating our solar tracker systems are unable to secure financing on acceptable terms, we could experience a reduction in the demand for our products;
•	our dependence on a limited number of customers may impair our ability to operate profitably;
•
we invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition or results of operations could be materially adversely affected;

•	we plan to expand into additional international markets, which will expose us to additional regulatory, economic, political, reputational and competitive risks;
•
we may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, reduce our available cash that could be used for other purposes and otherwise disrupt our operations and harm our results of operations;

•
defects or quality or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	we face risks related to actual or threatened health epidemics, such as the novel coronavirus
(“COVID-19”) pandemic, and other outbreaks, which could significantly disrupt our operations;
•
if we fail, in whole or in part, to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•	we depend upon a limited number of outside contract manufacturers, and our operations could be disrupted if our relationships with these contract manufacturers are compromised;
•
we may experience delays, disruptions or quality control problems in our contract manufacturers’ manufacturing operations, which could result in reputational damage and other liabilities to our customers;

•	failure by our contract manufacturers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business;
•
in certain circumstances, our contract manufacturers are dependent on ocean transportation to deliver our products. If our contract manufacturers experience disruptions in the use of ocean transportation, which includes vessels, ports and related infrastructure and logistics, to deliver our products, our business and financial condition could be materially and adversely impacted;

•
the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, as well as corporate commitments to the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenue, results of operations or cash flows; and
•
we could be adversely affected by any violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other foreign anti-bribery laws, as well as of export controls and economic sanctions laws.

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Corporate Information
We were incorporated under the laws of the State of Delaware on January 3, 2017 under the name FTC Solar, Inc. Our principal executive offices are located at 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759. Our telephone number is (737) 787-7906. Our website address is https://ftcsolar.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:
•	we are permitted to include only two years of audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•
we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•
we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. If certain events occur prior to the end of such five-year period, including if we have more than $1.07 billion in annual gross revenue, issue more than $1.0 billion of non-convertible debt over a three-year period or are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will cease to be an emerging growth company prior to the end of such five-year period.
We may choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced requirements with respect to our consolidated financial statements and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We have also elected to take advantage of the extended transition periods for complying with new or revised accounting standards. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our common stock less attractive to investors.”

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THE OFFERING
Issuer
FTC Solar, Inc.
Common stock offered by us
    shares
Common stock offered by the selling stockholders
    shares
Option to purchase additional shares of common stock offered by us
We have granted the underwriters a 30-day over-allotment option to purchase up to   additional shares of common stock from us as described under the heading “Underwriting.”
Option to purchase additional shares of common stock offered by certain of the selling stockholders
The selling stockholders have granted the underwriters a 30-day over-allotment option to purchase up to     additional shares of common stock from them as described under the heading “Underwriting.”
Common stock to be outstanding after this offering
   shares (or    shares if the underwriters exercise their over-allotment option in full).
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $  (or approximately $  if the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital and operating expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have binding agreements or commitments for any material acquisitions or investments at this time.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. See “Use of Proceeds” for additional information.
Dividend policy
We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain all available funds and any future earnings and do not expect to declare or pay any cash dividends for the foreseeable future. See “Dividend Policy.”
Listing
We intend to apply to list our common stock on The Nasdaq Global Market (“Nasdaq”) under the symbol “   .”

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Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
The number of shares of our common stock to be outstanding after completion of this offering is based on   shares of our common stock outstanding as of     , 2021 and excludes:
•
   shares of common stock reserved for future grant or issuance under our 2021 Stock Incentive Plan (the “2021 Plan”), which shares will automatically increase each year, as more fully described in “Executive and Director Compensation;”

•	shares of common stock issuable upon exercise of options outstanding as of , 2021, having a weighted-average exercise price of $ per share; and
•	shares of common stock issuable upon settlement of restricted stock units outstanding as of , 2021, having an estimated grant date fair value of $ per share.
Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes or gives effect to:
•	no exercise, settlement or termination of outstanding options or restricted stock units after , 2021;
•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;
•	an initial public offering price of $ per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and
•	no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. We have derived our summary consolidated statements of operations data and our summary consolidated balance sheet data for the years ended December 31, 2019 and 2020 from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. You should read the following financial information together with the information under the sections titled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	Years Ended December 31,
	2019	2020
	(in thousands, except per share data)
Revenue:
Product revenue	$43,085	$158,925
Service revenue	10,039	28,427
Total revenue	53,124	187,352
Cost of revenue(1):
Product cost of revenue	44,212	155,967
Service cost of revenue	10,863	27,746
Total cost of revenue	55,075	183,713
Gross (loss) profit	(1,951)	3,639
Operating expenses
Research and development(1)	3,960	5,222
Selling and marketing(1)	1,897	3,545
General and administrative(1)	4,563	11,798
Total operating expenses	10,420	20,565
Loss from operations	(12,371)	(16,926)
Interest expense, net	454	480
Loss before income taxes	(12,825)	(17,406)
Benefit from income taxes	(39)	(83)
Loss (Income) from unconsolidated subsidiary	709	(1,399)
Net loss	$(13,495)	$(15,924)

Net loss per share
Basic and diluted	(1.79)	(1.91)
Weighted-average common shares outstanding
Basic and diluted	7,523,447	8,344,039
Pro forma net loss per share information (unaudited)(2)
Pro forma net loss
Pro forma basic and diluted net loss per share
Pro forma weighted average shares outstanding — basic and diluted
(1)	Costs and expenses include stock-based compensation expense as follows:
	Years Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$ 176	$322
General and administrative	653	1,401
Research and development	51	57
Selling and marketing	26	38
Total stock-based compensation expense	$ 906	$1,818

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(2)
Pro forma basic net loss per share is computed using pro forma net loss divided by the weighted average number of common shares outstanding during the period and the effect of assumed vesting of the RSUs with service condition satisfied. Pro forma diluted net loss per share is computed using the weighted average number of common shares, the effect of assumed vesting of the RSUs with service condition satisfied and the effect of potentially dilutive equity awards outstanding during the period. There were no potentially dilutive equity securities in the period presented.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$33,373	$	$
Total assets	71,393
Total liabilities	63,942
Total stockholders’ equity (deficit)	7,451
(1)
The pro forma consolidated balance sheet data gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, and (ii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $    associated with RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering.

(2)
The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and restricted cash, total assets, total liabilities and total stockholders’ equity (deficit) by $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and restricted cash, total assets, total liabilities, and total stockholders’ equity (deficit) by $   million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Non-GAAP Measures:
	Years Ended December 31,
	2019	2020
	(in thousands, except per share data)
Non-GAAP Measures(1) (unaudited)
Adjusted EBITDA	$(11,053)	$(15,062)
Adjusted Net Loss	$(11,477)	$(15,475)
Adjusted EPS	$(1.53)	$(1.86)
(1)
We present Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS as supplemental measures of our performance. We define Adjusted EBITDA as net loss plus (i) income tax benefit, (ii) interest expense, (iii) depreciation expense, (iv) amortization of intangibles, (v) stock-based compensation and (vi) loss (income) from unconsolidated subsidiary. We define Adjusted Net Loss as net loss plus (i) amortization of intangibles, (ii) stock-based compensation, (iii) loss (income) from unconsolidated subsidiary and (iv) income tax benefit of adjustments. Adjusted EPS is defined as Adjusted Net Loss on a per share basis using the weighted average diluted shares outstanding.

Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS because we believe they assist investors and analysts in comparing our performance across reporting periods on an ongoing basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS to evaluate the effectiveness of our business strategies.

Among other limitations, Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS do not reflect (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments, and (ii) the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Further, the adjustments noted in Adjusted EBITDA do not reflect the impact of any income tax expense or benefit. Additionally, other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS differently than we do, which limits its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP and you should not rely on any single financial measure to evaluate our business. These non-GAAP financial measures, when presented, are reconciled to the most closely applicable GAAP measure as disclosed below.

CONFIDENTIAL TREATMENT REQUESTED
The following table reconciles net loss to Adjusted EBITDA for the years ended December 31, 2019 and 2020, respectively:
	Years Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(13,495)	$(15,924)
Income tax benefit	(39)	(83)
Interest expense, net(a)	454	480
Depreciation expense	12	13
Amortization of intangibles(b)	400	33
Stock-based compensation(c)	906	1,818
Loss (Income) from unconsolidated subsidiary(d)	709	(1,399)
Adjusted EBITDA	$(11,053)	$(15,062)
(a)
Represents interest expense, annual amortization of debt issuance cost and loss on debt extinguishment in connection with our Secured Promissory Notes (as defined herein), and a revolving line of credit with Western Alliance Bank. See “Non-Operating Expenses and Other Items—Interest Expense” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)	Represents amortization expense related to developed technology.
(c)	Represents stock-based compensation expense. See “Executive and Director Compensation.”
(d)	Represents results of an entity that we do not consolidate, as our management excludes these results when evaluating our operating performance.
The following table reconciles net loss to Adjusted Net Loss and Adjusted EPS for the years ended December 31, 2019 and 2020, respectively:
	Years Ended December 31,
	2019		2020
	Loss	EPS	Loss	EPS
	(in thousands, except per share data)
Net loss and EPS	$(13,495)	(1.79)	$(15,924)	(1.91)
Amortization of intangibles	400	0.05	33	—
Stock-based compensation	906	0.12	1,818	0.22
Loss (Income) from unconsolidated subsidiary	709	0.09	(1,399)	(0.17)
Income tax expense of adjustments(a)	3	—	(3)	—
Adjusted Net Loss and Adjusted EPS	$(11,477)	(1.53)	$(15,475)	(1.86)
Adjusted effective tax rate(b)	0.36%		0.50%
(a)	Represents incremental tax expense of adjustments assuming the adjusted effective tax rate.
(b)
Represents the adjusted effective tax rate for the periods presented. For the year ended December 31, 2019, the effective tax rate of 0.29% was increased by 0.07% to 0.36% and for the year ended December 31, 2020, the effective tax rate of 0.36% was increased by 0.14% to 0.50%. The increases were due to the impact of adjustments made for loss (income) from unconsolidated subsidiary.

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RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In such case, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry
Our limited operating history and the rapidly changing solar industry make it difficult to evaluate our current business and future prospects and we may not achieve profitability in the future.
We have only been in existence since January 3, 2017 and the first installation of Voyager was in the third quarter of 2019. Our solar tracker systems and other solar energy products and services are used primarily in utility-scale ground-mounted solar energy projects. As a result, our future success depends on continued demand for utility-scale solar energy products and services and the ability of solar equipment manufacturers and suppliers to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and consumers and businesses ultimately may not adopt solar energy as an alternative energy source at levels sufficient to grow our business. Some of the factors that may impact the demand for solar energy include:
•	the cost competitiveness, reliability and performance of solar energy systems compared to conventional and non-solar renewable energy sources and products;
•	the availability, scale and scope of federal, state, local and foreign government subsidies and incentives to support the development and deployment of solar energy products;
•	prices of traditional carbon-based energy sources and government subsidies for these sources;
•	the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;
•	investment by end-users of solar energy products, which tends to decrease when economic growth slows; and
•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenue. If demand for solar energy fails to develop sufficiently or is not sustained, demand for our products and services will suffer, which would have an adverse impact on our ability to increase our revenue and grow our business.
We have a history of losses that may continue in the future, and we may not achieve profitability.
We had net loss of $15.9 million for the year ended December 31, 2020, we have incurred substantial net losses from our inception through the year ended December 31, 2019, and we may not be able to achieve profitability and may incur additional losses in the future. At December 31, 2020, we had an accumulated deficit of $42.6 million. Our revenue growth may slow or revenue may decline for a number of reasons, including a decline in demand for our offerings, increased competition, a lack of success in converting sales leads into binding purchase orders, loss of existing customers, our inability to sell software and other complementary products, a decrease in the growth of the solar industry or our market share, future decline in average selling prices of our products and services, our inability to enter international markets or our failure to capitalize on growth opportunities. We may not achieve profitability for a number of reasons, including any declines in revenue, as discussed above, as well as increases in costs to manufacture our products, the impact of U.S. trade tariffs and the imposition of additional tariffs applicable to our industry or our products. In addition, we expect to incur additional costs and expenses related to the continued development and expansion of our business, including in connection with any future acquisitions, as well as ongoing development and marketing of our products and services, expanding into new markets and geographies with respect to both manufacturing and sales of our products, maintaining and enhancing our research and development

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operations, hiring additional personnel, incurring additional overhead costs and incurring greater costs from professional third party advisors as necessary in connection with the expansion of our business and this offering. We do not know whether our revenue will grow rapidly enough to absorb such costs and expenses, or the extent of such costs and expenses and their impact on our results of operations. If we fail to generate sufficient revenue to support our operations, we may not be able to achieve profitability.
The market for our products and services is highly competitive and rapidly evolving and we expect to face increased competition.
The market for solar energy products and services is highly competitive with relatively low barriers to entry. We principally compete with other solar tracker equipment suppliers, as well as fixed-tilt suppliers. A number of companies have developed or are developing solar tracker systems and other products and services that will compete directly with our products and services in the utility-scale solar energy market. Public competitors in the solar tracker market include, among others, Array Technologies, Inc. and NEXTracker Inc., a subsidiary of Flex Ltd., and there are numerous private company competitors, both domestically and internationally. We expect competition to intensify as new competitors enter the market and existing competitors attempt to increase their market shares. Any failure by us to develop or adopt new or enhanced technologies or processes, or to adapt or react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, including offering lower cost savings or return on investment relative to competing products, decreased revenue and a loss of market share to competitors.
Several of our existing and potential competitors are significantly larger than we are and may have greater financial, marketing, manufacturing, distribution and customer support resources, as well as broader brand recognition and greater market penetration, especially in certain markets. In addition, our competitors’ existing or future products may result in higher energy production and lower cost of energy for the solar energy projects to which they are deployed, either broadly or in certain conditions. Certain of our competitors offer a more comprehensive set of products, including fixed-tilt systems and one-panel in-portrait tracker systems, which may be attractive to certain customers because they often involve lower up-front costs, whereas we do not. In addition, some of our competitors have more resources and experience in developing or acquiring new products and technologies and creating market awareness for these offerings, as well as more established customer relationships due to their longer operating histories. Since we are a fairly new participant in the solar tracker market, both in the United States and globally, it is essential that we acquire market share from our competitors and our failure to do so could impact our ability to continue to grow our business.
Further, technological advances in the tracker industry are developing rapidly and certain competitors may be able to develop or deploy new products and services more quickly than we can, or that are more reliable or that provide more functionality than ours. For example, we intend to continue to develop and deploy products that can withstand higher windspeeds, are adaptable to irregular site boundaries and undulating terrain and can support larger-format panels, however our competitors may do so more quickly or effectively. In addition, some of our competitors have the financial resources to offer competitive products at aggressive pricing levels, which could cause us to lose sales or market share, or prevent us from gaining sales or market share, or require us to lower prices for our products and services to compete effectively. If we have to reduce our prices, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products and services, our revenue and gross profit would suffer.
We also may face competition from some of our customers or potential customers or other participants in the solar energy industry who evaluate our capabilities against the merits of manufacturing products internally or as a complementary offering to their other products. For example, solar panel manufacturers or project developers could develop or acquire competing technology and, in the case of project developers, use such technology in their solar energy projects. Due to the fact that such customers may not seek to make a profit directly from the manufacture of these products, they may have the ability to manufacture competitive products at a lower cost than we would charge such customers. As a result, our customers or potential customers may purchase fewer of our systems or sell products that compete with our systems, which would negatively impact our revenue and gross profit.

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Our solar tracker systems and associated products and services may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.
If we fail to achieve broader market acceptance of our products and services, including international acceptance of Voyager, our ability to increase our revenue, gain market share and achieve profitability would be adversely impacted. Our ability to achieve broader market acceptance for our products and services may be affected by a number of factors, including:
•	our ability to produce solar tracker systems that compete favorably against other products on the basis of price, quality, cost of installation, overall cost savings, reliability and performance;
•	the rate and extent of deployment of tracker systems versus fixed-tilt ground-mounted systems within the solar industry, especially in international markets;
•	the rate and extent of deployment of two-panel in-portrait tracker systems versus one-panel in-portrait tracker systems;
•	our ability to timely introduce new products and complete new designs, and qualify and certify our products;
•
whether project developers, solar asset owners, EPC contractors and solar financing providers will continue to adopt and finance our solar tracker systems and other products and services, including as a result of the quality, reliability and performance of our tracker systems that are in operation, which have a relatively limited history;

•	the ability of prospective customers to obtain financing, including tax equity financing, for solar energy installations using our products on acceptable terms or at all;
•	our ability to develop products and related processes that comply with local standards and regulatory requirements, as well as local content requirements; and
•	our ability to develop and maintain successful relationships with our customers and contract manufacturers.
In addition, our reputation and our relationship with our customers is paramount to us and we have invested heavily in building a brand and solutions associated with high quality, differentiated product offerings and strong customer service. We believe that maintaining the quality of our products and the strength of our reputation is critical to our existing customer relationships and our ability to win new customers and achieve broader market acceptance. Any negative publicity can adversely affect our reputation, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, officers or current or former directors, including for activities external to FTC Solar, employee claims against us, product defects or failures, future litigation or regulatory actions, matters affecting our financial reporting or compliance with SEC or exchange listing requirements, media coverage, whether accurate or not, governance lapses or workplace misconduct. In addition, we and our officers, directors and/or employees could be involved in future litigation or claims which could result in negative publicity and adversely impact our business, even if without merit. Any such reputational damage could reduce demand for our products, undermine the loyalty of our customers or reduce our ability to attract new customers and recruit and retain employees, and adversely impact our ability to increase our market share and revenue.
A decrease in the price of electricity may harm our business, financial condition, results of operations and prospects.
Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of solar energy projects or make the purchase of solar energy systems less economically attractive and would likely result in lower sales of our products and services. The price of electricity could decrease as a result of:
•	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;
•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;
•	reductions in the price of natural gas or other fuels;

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•	utility rate adjustment and customer class cost reallocation;
•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;
•	development of smart-grid technologies that lower peak energy requirements;
•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and
•	development of new energy generation technologies that provide less expensive energy.
If the cost of electricity generated by solar energy installations incorporating our systems or similar tracker systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.
Our success in providing panel agnostic versions of our solar tracker systems will depend in part upon our ability to continue to work closely with leading solar panel manufacturers.
We continue to work on variants of our solar tracker systems that enable direct attachment to solar panels produced by various solar panel manufacturers. The market success of such panel agnostic tracker solutions will depend in part on our ability to continue to work closely with solar panel manufacturers to design solar tracker systems that are compatible with their solar panels, including new larger-format solar panels that are entering the market. The solar panel manufacturer market is large and diversified, with many market participants, and we may not be able to effectively work with all necessary solar panel manufacturers on the development of such compatible tracker solutions for a variety of reasons, including differences in marketing or selling strategy, our relatively limited operating history, competitive considerations, engineering challenges, lack of competitive pricing and technological compatibility. In addition, our ability to form effective partnerships with solar panel manufacturers may be adversely affected by the substantial challenges faced by many of these manufacturers due to declining prices and revenue from sales of solar panels and the tariffs in the United States.
If potential owners of solar energy systems incorporating our solar tracker systems are unable to secure financing on acceptable terms, we could experience a reduction in the demand for our products.
Voyager is new to the market, having achieved product certification and first installation in 2019. While we believe we have quickly built a strong reputation in the industry, resulting in an estimated U.S. tracker market share of approximately 11% as of December 31, 2020, (which was calculated using our MW shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report), the limited deployment of Voyager and the short operating history to date for systems that have been installed, coupled with our relatively smaller size and capitalization compared to some of our competitors, could result in lenders or tax equity providers refusing to provide the financing to our customers or their customers that is necessary to purchase solar energy systems based on our product platform on favorable terms, or at all. Additionally, an increase in interest rates, or a reduction in the supply of, or change in the market terms offered for, project debt or tax equity financing, could make it more difficult for our customers or their customers to secure the necessary financing on favorable terms, or at all. Any of these events could result in reduced demand for our products, which could have a material adverse effect on our financial condition and results of operations.
Our dependence on a limited number of customers may impair our ability to operate profitably.
We have been dependent in each year since our inception on a small number of customers who generate a significant portion of our business. For the year ended December 31, 2020, our largest customer accounted for 21% of our revenue and our two largest customers collectively accounted for approximately 40% of our revenue. For the year ended December 31, 2019, our largest customer accounted for 59% of our revenue and our two largest customers collectively accounted for approximately 80% of our revenue. Further, our trade accounts receivable are all from companies within the solar industry, and, as such, we are particularly exposed to industry credit risks.
As a result, we may have difficulty operating profitably if there is a default in payment by any of our customers, we lose an existing order or we are unable to generate new orders from new or existing customers. Furthermore, to the extent that any one customer or a small group of customers continues to account for a large percentage of our revenue, the loss of any such customer or that customer’s inability to meet its payment obligations could materially

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affect our ability to operate profitably. We anticipate that our dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is always a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. If we do not book more orders with existing customers, or develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.
We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition or results of operations could be materially adversely affected.
The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Projects leads may not be converted into binding purchase orders at any stage of the bidding process because either (i) a competitors’ product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus into binding purchase orders, our business, financial condition or results of operations could be materially adversely affected.
Due to the seasonality of construction in the United States and step-downs of the investment tax credit (“ITC”), our results of operations may fluctuate significantly from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.
Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because a substantial majority of our sales since inception have been concentrated in the U.S. market, we have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers’ businesses. Additionally, our end-users’ ability to install solar energy systems is affected by weather. For example, during the winter months in cold-weather climates in the United States, construction may be delayed in order to let the ground thaw to reduce costs. Such installation delays can impact the timing of orders for our products. We expect expansion into areas with traditionally warmer climates will result in less pronounced seasonal variations in our revenue profile over time. Additionally, we have historically experienced seasonal fluctuations in the purchase patterns of our customers related to the ITC step-downs, with at least some customers placing large orders in the fourth quarter of a particular year and the corresponding shipments occurring during the first half of the subsequent year, resulting in increased revenue in the first half of the year. There are no ITC step-downs in 2021 or 2022, but this fluctuation could continue to impact our business when the ITC step-downs resume after 2022.
Given that we are an early-stage company operating in a rapidly growing industry, the true extent of historic fluctuations due to the seasonality of construction and the ITC step-downs may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Any substantial decrease in revenue would have an adverse effect on our financial condition, results of operations, cash flows and stock price. Seasonality and fluctuations in sales as described herein may also present cash flow challenges as well as place strain on our supply chain.
We plan to expand into additional international markets, which will expose us to additional regulatory, economic, political, reputational and competitive risks.
We are currently expanding our operations to other countries, which requires significant resources and management attention and subjects us to regulatory, economic, political and competitive risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international markets, including:
•	difficulty in establishing and managing international operations, including establishment of local customer service operations and local sales operations, and the associated legal compliance costs;
•	risks related to the usage of international sales representatives, who are not our employees and not under our direct control, including legal compliance risks and reputational risks;

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•	acceptance of our single-axis tracker systems or other solar energy products and services in markets in which they have not traditionally been used;
•	our ability to accurately forecast product demand and manage manufacturing capacity and production;
•	willingness of our potential customers to incur a higher upfront capital investment for Voyager than may be required for competing fixed-tilt ground-mounted systems;
•	our ability to reduce production costs to price our products competitively;
•	availability of government subsidies and economic incentives for solar energy products and services;
•	timely qualification and certification of new products;
•	the ability to protect and enforce intellectual property rights abroad;
•	compliance with sanctions laws and anti-bribery laws, such as the FCPA, by us, our employees, our sales representatives and our business partners;
•	import and export controls and restrictions and changes in trade regulations;
•	tariffs and other non-tariff barriers, tax consequences and local content requirements;
•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
•	political or social unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we may choose to enter or have entered or otherwise effectively mitigate the regulatory, economic, political, reputational and competitive risks that are inherent when operating in such environments. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and operating results.
We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, reduce our available cash that could be used for other purposes and otherwise disrupt our operations and harm our results of operations.
In some circumstances, we may decide to grow our business through the acquisition of businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include, but are not limited to:
•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;
•	retention of key employees from the acquired company;
•	failure to realize long-term value and synergies from the acquisition;
•	failure to realize incremental revenue that was anticipated to result from the acquisition;
•	synchronization and integration of the operations of the acquired company with our operations, including blending of corporate cultures;
•	assumption of liabilities for activities of the acquired company before the acquisition; and
•	litigation or other claims in connection with the acquisition, including claims from terminated employees, customers, former stockholders or other third parties.
Our failure to address these risks or other risks encountered in connection with future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments and incur unanticipated liabilities, or otherwise harm our business. Future acquisitions also could result in dilutive issuances

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of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.
Defects or quality or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.
Although we set stringent quality standards for our products, they may contain errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components, manufacturing difficulties and quality control failures, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in replacements or recalls, remediation requests, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts, diversion of our sales personnel from sales efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, defective products may give rise to warranty, indemnity, product liability, liquidated damages or other contractual claims against us that exceed any revenue or profit we receive from the affected products, including claims for damages related to aspects or components of a solar energy project that go beyond the scope of our product offerings. Our limited warranties cover defects in materials and workmanship of our products. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. Our accrued reserves for warranty claims are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the warranty obligations that we may be required to compensate customers for in the case of defective products. Our failure to accurately predict future warranty claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. In addition, while we seek to support our warranty obligations with warranties from our contract manufacturers, such warranties may not be of the same scope as our warranty obligations, or we may not be able to effectively enforce our rights thereunder.
If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us, which could far exceed the revenue we recognize in connection with the related project. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the solar energy industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.
If we fail to retain key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
Our future success and ability to implement our business strategy depend, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense in our industry, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could be disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Risks Related to the COVID-19 Pandemic
We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our operations.
Our business has been and could continue to be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent COVID-19 pandemic. Any widespread outbreak of contagious diseases, or other adverse public health developments, has in the past caused and in the future could cause disruption to, among other things, our contract manufacturers located in the United States and elsewhere around the world, which has in the past caused and in the future could cause delays in our supply chain and product shipments and delays in project completion, as well as reductions in customer support trainings and monitoring of our contract manufacturers, which could adversely affect our business, operations and customer relationships.
To date we have experienced significant supply chain disruptions that have caused delays in product deliveries due to diminished vessel capacity, port detainment of vessels, port congestion, labor shortages and other stresses on cargo infrastructure (including ports, warehouses, trucking and rail transportation), in each case, as a consequence of the COVID-19 pandemic, which have contributed to increased shipping costs and increased lead times for delivery of our tracker systems. We expect that COVID-19-related supply chain challenges will continue for the foreseeable future. Many of our contracts with customers include liquidated damages that are payable for shipment delays, and we have in the past incurred and may in the future incur liabilities under such provisions if we continue to face these challenges.
Additionally, ground operations at project sites have been impacted by health-related restrictions, shelter-in-place orders and worker absenteeism, which resulted in delays in project completion in 2020 and may result in additional delays in the future. Although we are not primarily responsible for the construction or installation process at project sites, any delays due to the COVID-19 pandemic could negatively impact our customer relationships and adversely affect our business. Such restrictions have also hindered our ability to provide on-site support and trainings to our customers and conduct inspections of our contract manufacturers to ensure compliance with approved vendor standards, and may continue to do so in the future.
The macroeconomic effects of the COVID-19 pandemic and the resulting economic downturn may also have the effect of heightening other risks described in this “Risk Factors” section, including those regarding the ability of our customers to raise capital, customer demand and our dependence on timely performance of our manufacturing partners.
The duration and intensity of the impact of the COVID-19 pandemic and resulting disruption to our operations is uncertain and continues to evolve as of the date of this registration statement. Accordingly, management will continue to monitor the impact of the COVID-19 pandemic on our financial condition, cash flows, operations, contract manufacturers, industry, workforce and customer relationships.
Risks Related to Intellectual Property
If we fail, in whole or in part, to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.
Our success partly depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patents, trademarks, copyrights, and trade secrets to establish and protect our intellectual property and other proprietary rights, as well as unfair competition laws, confidentiality and license agreements and other contractual arrangements. As of December 31, 2020, we had six pending patent applications and 45 issued patents in the United States and a total of nine pending patent applications and nine issued patents in jurisdictions outside of the United States including Australia, Canada, China, Germany, India, South Korea and Mexico. Also as of December 31, 2020, we had one registered trademark, for “VOYAGER TRACKER,” and five pending applications to register trademarks in the United States. Our pending patent and trademark applications or other applications for intellectual property registrations may not be approved, issued or granted and our existing and future intellectual property rights may not be valid, enforceable or sufficiently broad to prevent competitors from using technology similar to or the same as our proprietary technology, to prevent our contract manufacturers from providing similar technology to our competitors or to sufficiently allow us to develop and maintain recognized brands. Additionally, our intellectual property rights may afford only limited protection of our intellectual property and may not (i) prevent our competitors or contract manufacturers from duplicating our processes or technology, (ii) prevent

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our competitors from gaining access to our proprietary information and technology or (iii) permit us to gain or maintain a competitive advantage. Any impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products and services, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products and services. In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated.
To protect our unregistered intellectual property, including our trade secrets and know-how, we rely in part on trade secret laws and confidentiality and invention assignment agreements with our employees and independent contractors. We also require third parties, such as our customers and contract manufacturers, that may have access to our proprietary technologies and information to enter into non-disclosure agreements or other contracts containing obligations to maintain the confidentiality of our intellectual property. Such measures, however, provide only limited protection, and our confidentiality and non-disclosure agreements and other agreements containing confidentiality provisions may not prevent unauthorized disclosure or use of our confidential information, especially after our employees or third parties end their employment or engagement with us, and may not provide us with an adequate remedy in the event of such disclosure. Furthermore, competitors or other third parties may independently discover our trade secrets, copy or reverse engineer our products or services or portions thereof, or develop similar technology. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed, misappropriated or otherwise violated, our business, results of operations or financial condition could be materially harmed.
We may need to defend ourselves against third party claims that we are infringing, misappropriating or otherwise violating third party intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the products, services or technologies to which such rights relate.
Our competitors and other third parties hold numerous patents related to technologies used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights or licensing fee and royalty claims and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of these types of claims. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement. While we believe that our products and services do not infringe in any material respect upon any valid intellectual property rights of third parties, we may not be successful in defending against any such claims. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, could be prohibited from continuing to sell certain products or services, or could be required to license such intellectual property from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. Even if we do reach a settlement agreement to resolve an intellectual property claim, such settlement agreement could also result in our making a significant monetary payment or paying significant royalties. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-infringing alternative, either of which could require significant effort and expense. If we cannot license or develop a non-infringing alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Any of these results would adversely affect our business, financial condition and results of operations.
We use “open source” software, and any failure to comply with the terms of one or more open source licenses could negatively affect our business.
Our products and services use certain software licensed by its authors or other third parties under so-called “open source” licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software

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with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could negatively impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful.
Risks Related to Manufacturing and Supply Chain
We depend upon a limited number of outside contract manufacturers, and our operations could be disrupted if our relationships with these contract manufacturers are compromised.
We do not have internal manufacturing capabilities, and currently rely on contract manufacturers to build all of our products. Our reliance on a limited number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. We do not currently have long-term supply contracts with our contract manufacturers and they are not obligated to supply products to us for any period, in any specified quantity or at any certain price beyond the single delivery contemplated by the relevant purchase order. While we may enter into long-term master supply agreements with our contract manufacturers in the future as the volume of our business grows in a way that makes these arrangements economically feasible, we may not be successful in negotiating such agreements on favorable terms or at all. If we do enter into such long-term master supply agreements, or enter into such agreements on less favorable terms than we currently have with such manufacturers, we could be subject to binding long-term purchase obligations that may be harmful to our business, including in the event that we do not have the customer demand necessary to utilize the products that we are required to purchase. Any change in our relationships with our contract manufacturers or changes to contractual terms of our agreements with them could adversely affect our financial condition and results of operations.
The revenue that certain of our contract manufacturers generate from our orders represents a relatively small percentage of their overall revenue. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, some of the facilities in which our products are manufactured are located outside of the United States. Our use of international facilities may increase supply risk, including the risk of supply interruptions or reductions in manufacturing quality or controls.
We may be negatively impacted by the deterioration in financial conditions of our limited number of contract manufacturers. If any of our contract manufacturers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes, at high-quality levels, on a timely basis and pursuant to existing supply agreement terms, due to financial conditions or otherwise, we would have to identify, qualify and select acceptable alternative contract manufacturers. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price and timing. Any significant interruption or delays in manufacturing would require us to reduce or delay our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, if possible, which in turn could reduce our revenue, cause us to incur delay liquidated damages or other liabilities to our customers, harm our relationships with our customers, damage our reputation or cause us to forego potential revenue opportunities. While we may have contractual remedies against our contract manufacturers for the supply chain malfunctions noted above to support any liabilities to our customers, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies and we may incur significant costs in enforcing such remedies.
We may experience delays, disruptions or quality control problems in our contract manufacturers’ manufacturing operations, which could result in reputational damage and other liabilities to our customers.
Our product development, manufacturing and testing processes are complex and require significant technological and production-related expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified, analyzed and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and

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production techniques and/or expand our capacity. In addition, delays, disruptions or our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty claims, delay liquidated damages claims or other liabilities to our customers, increased production and logistics costs and delays. While we may have contractual remedies against our contract manufacturers for such quality assurance failures to support any liabilities to our customers, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies and we may incur significant costs in enforcing such remedies. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.
We depend on a limited number of contract manufacturers for key components of our products to adequately meet anticipated demand. Due to the limited number of such contract manufacturers, any cessation of operations or production or any shortage, delay, price change, imposition of tariffs or duties or other limitation on our ability to obtain the components we use could result in sales delays, cancellations and loss of market share.
We depend on a limited number of contract manufacturers for certain key components used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Some of our contract manufacturers have in the past stopped producing or limited their production of our components, faced supply constraints or increased prices on the raw materials for their component, ceased operations or been acquired by, or entered into exclusive arrangements with, one or more of our competitors, and such actions may occur again in the future. Additionally, these manufacturers could stop selling to us at commercially reasonable prices, or at all. Because there are a limited number of contract manufacturers of the key components used to manufacture our products, it may be difficult to quickly identify alternate manufacturers or to qualify alternative components on commercially reasonable terms, and our ability to satisfy customer demand may be adversely affected. Transitioning to or redesigning a product to accommodate a new contract manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance.
Any interruption in the supply of limited source components for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.
The interruption of the flow of components from international contract manufacturers could disrupt our supply chain, including as a result of the imposition of additional laws, duties, tariffs and other charges on imports and exports.
We purchase some of our components outside of the United States through arrangements with various international contract manufacturers. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including, without limitation, exports to the United States. Actions in various countries, particularly China and the United States, have created uncertainty with respect to the ability to export certain technologies and tariff impacts on the costs of some of our components. The degree of our exposure is dependent on, among other things, the types of components, including their raw materials and interchangeability, the rates imposed and the timing of the actions or tariffs. Other events that could also cause disruptions to our supply chain include, but are not limited to:
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the imposition of additional trade laws, regulations, duties, tariffs and other charges on imports and exports that could relate to imports from a number of different countries, including as a result of the escalating trade war between China and the United States;

•
the potential imposition of restrictions on our acquisition, importation or installation of equipment under future U.S. regulations implementing the Executive Order on Securing the United States Bulk-Power System;

•	quotas imposed by bilateral trade agreements;
•	foreign currency fluctuations;
•	public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the ongoing COVID-19 pandemic; and
•	significant labor disputes, such as transportation worker strikes.

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Failure by our contract manufacturers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.
While our contract manufacturers are required to adhere to certain business practices to remain on our approved vendor list, which we monitor on a continuous basis, we do not control our contract manufacturers’ operations or their business practices. The travel restrictions and shelter-in-place orders in response to the COVID-19 pandemic have hindered and may continue to hinder our ability to monitor our contract manufacturers, even with the use of local third party contractors. Additionally, our contract manufacturers may not follow ethical business practices, such as fair wage practices or comply with environmental, safety, labor, sanctions and anti-corruption laws and other local laws or other regulations of which we may not be aware. For example, as we expand our business into foreign jurisdictions, the manufacture of our products may be subject to local content requirements, which require our products to incorporate materials from certain local providers. A lack of demonstrated compliance could damage our reputation and lead us to seek alternative manufacturers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our contract manufacturers or the divergence of a contract manufacturer’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and harm our business.
We may not have sufficient insurance coverage to cover business continuity.
We rely on a limited number of contract manufacturers and, as a result, a sustained or repeated interruption in the manufacturing of our products by such outsourced manufacturers due to fire, flood, war, pandemic or natural disasters, and/or an interruption in the provision of the required components for our business by these manufacturers may interfere with our ability to sell our products to our customers in a timely manner. The nature of our business and our size makes it difficult to insure some or all of the possible harms that could result if we fail to sell and deliver our products in a timely manner, which may adversely affect our financial results.
In certain circumstances, our contract manufacturers are dependent on ocean transportation to deliver our products. If our contract manufacturers experience disruptions in the use of ocean transportation, which includes vessels, ports and related infrastructure and logistics, to deliver our products, our business and financial condition could be materially and adversely impacted.
Our contract manufacturers rely on commercial ocean transportation for the delivery of a large percentage of our products to customers. The ability of our contract manufacturers to deliver our products via ocean transportation could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, and other factors, such as labor strikes and work stoppages, not within their control. For example, the COVID-19 pandemic has resulted in diminished vessel capacity and port detainment of vessels which have caused delays in delivery of our products to project sites. Material interruptions in service or stoppages in ocean transportation, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, could materially and adversely impact our business, results of operations and financial condition.
Risks Related to Government Regulations and Legal Compliance
The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, as well as corporate commitments to the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.
Federal, state, local and foreign government bodies provide incentives to owners, end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives, such as system performance payments, payments of renewable energy credits associated with renewable energy generation and an exclusion of solar energy systems from property tax assessments. For example, the solar ITC provides a U.S. federal income tax credit for developers of commercial solar projects. See “Our Business—Government Incentives” for further information. Under existing tax law, the ITC is 30% for projects that began construction prior to 2020 and are placed in service before 2024, and is reduced to 26% for projects that began construction in 2020, 2021 or 2022 and are placed in service before 2026, to 22% for projects that began construction in 2023 and are placed in service before 2026 and to 10% for projects that began construction after 2023 or placed in service after 2025 regardless of when construction began.

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In addition, similar incentives may exist in, or be developed outside, of the United States, which could impact demand for our products and services as we expand our business into foreign jurisdictions. For example, our international customers and end-users may have access to feed-in-tariffs, tax deductions and grants toward equipment purchases. Our ability to successfully penetrate new geographic markets may depend on new countries adopting, to the extent such incentives are not currently in place, and maintaining such incentives to promote solar electricity.
The range and duration of these incentives vary widely by jurisdiction. Our customers typically use our systems for utility scale grid-connected electric power generation projects that sell solar power under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives and regulations mandating the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity or regulations mandating the use of renewable energy may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations or the passage of time. These reductions or terminations may occur without warning, which would negatively impact our business, financial condition and results of operations.
Corporate social responsibility efforts, such as net zero emission pledges, have fostered private sector investment in solar energy systems in recent years. To the extent that these corporate policies are redirected away from renewable energy in general or solar energy in particular, our business, financial condition and results of operation may be negatively impacted.
In addition, federal, state, local and foreign government bodies have implemented various policies that are intended to promote renewable electricity generally or solar electricity in particular, like RPSs that has been adopted by certain states. RPSs may be reduced or eliminated from time to time, particularly as state-level government administrations change. Additionally, the policies of the Trump administration have created regulatory uncertainty in the renewable energy industry, including the solar energy industry. For example, in June 2017, President Trump announced that the United States would withdraw from participation in the Paris Agreement on climate change mitigation, and in June 2019, the U.S. Environmental Protection Agency issued the final Affordable Clean Energy rule and repealed the Clean Power Plan. While recent elections have resulted in a new presidential administration that may seek to promote renewable energy, its policy initiatives may not be implemented as substantial changes in federal policy depend on legislative and regulatory outcomes that may be difficult to achieve in the current political climate.
In general, the cost of solar power currently exceeds retail electricity rates, and we believe this trend will continue in the near term. Electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Furthermore, electric utility companies may establish pricing structures or interconnection requirements that could adversely affect our sales and be harmful to the solar generation industry.
The concentration of our sales in a limited number of specific markets increases risks associated with the reduction, elimination or expiration of governmental subsidies and economic incentives for solar energy products.
Approximately 85.2% and 100% of our 2019 and 2020 revenue, respectively, resulted from sales within the United States and we expect to continue to generate a substantial amount of our revenue from the United States in the future. There are a number of important incentives that are expected to phase down or terminate in the future, which could adversely affect sales of our products in the United States, such as the step-downs of the ITC that resume after 2022 and cease in 2024. Additionally, as we further expand to other countries, changes in incentive programs or electricity policies could negatively affect returns on our investments in those countries as well as our business, financial condition and results of operations.
Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products and services or harm our ability to compete.
Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and

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services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenue or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.
A significant recent development in renewable energy pricing policies in the United States occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). The net effect of these changes is uncertain, however, in general, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.
In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.
Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenue, results of operations or cash flows.
Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain raw materials and components for our products or for products used in solar energy projects more broadly. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962 and has imposed additional tariffs on steel and aluminum imports pursuant to Section 301 of the Trade Act of 1974. To the extent that our contract manufacturers continue to use overseas suppliers of steel and aluminum, these tariffs could result in interruptions in the supply chain and impact costs and our gross margins.
Additionally, in January 2018, the United States decided to impose a tariff on imported solar panels and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years. The tariff is currently set at 18%. The United States excluded bifacial panels from the tariff, but later withdrew that exclusion; this is the subject of ongoing litigation, the outcome of which remains uncertain. The tariff may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products.
Furthermore, in June 2018, the United States adopted a 25% tariff on a long list of products imported from China under Section 301 of the Trade Act of 1974, including certain power optimizers, which became effective on July 6, 2018. Likewise, in September 2018, the United States adopted a 10% tariff under Section 301 with respect to a list of products imported from China that includes certain inverters, and this tariff became effective on September 24, 2018. Effective on June 1, 2019, the U.S. Trade Representative increased the tariff rate for such products from 10% to 25%. Here, again, the tariff may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products.
Tariffs currently in place and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems in the United States increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce demand for solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect our customers and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenue, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. Governments may take further trade-related actions, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of mitigating the effect of tariffs on our business by reducing our reliance on China, we may not succeed or be able to continue to do so on attractive terms or at all. For example, in 2019, 90% of our supply chain was sourced from China.

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However, by the end of 2020, we had qualified suppliers outside of China for all our commodities and reduced the extent to which our supply chain for U.S.-based projects is subject to existing tariffs, as we have entered into partnerships with manufacturers in many other countries worldwide that will be able to independently supply our U.S. customers.
Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.
Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws, as well as of export controls and economic sanctions laws.
The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Prior to the completion of this offering, we will adopt policies that mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Furthermore, we are subject to rules and regulations of the United States and other countries relating to export controls and economic sanctions, including, but not limited to, trade sanctions administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury, as well as the Export Administration Regulations administered by the Department of Commerce. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. Any violation of such laws, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.
Risks Related to Information Technology and Data Privacy
Failure to effectively utilize information technology systems could disrupt our business or reduce our sales or profitability.
We rely extensively on various information technology systems, including data centers, hardware, software and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third party systems upon which we rely are also subject to damage, interruption or shutdown from a number of causes, including computer viruses, malware, phishing or distributed denial-of-service attacks, security breaches or cyber-attacks, which could lead to delays in our business operations or subject us to liability and, if significant or extreme, affect our results of operations. In addition, any interruption in the operation of our website or information technology systems could cause us to suffer reputational harm or to lose sales.
Unauthorized disclosure of personal or sensitive data or confidential information, whether through a breach of our computer or information technology systems or otherwise, could severely hurt our business.
Some aspects of our business involve the collection, receipt, use, storage, processing and transmission of personal information, including that of our customers’ and end-users of our customers’ solar energy systems, website visitors, employees, contract manufacturers and other third parties. We may collect personal information, including names, addresses, e-mail addresses, credit information, and energy production statistics and consumer preferences, some of which is entrusted to third party service providers. We increasingly rely on commercially available systems,

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software, tools (including encryption technology) and monitoring technologies to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft (including misappropriation of our financial resources), computer viruses, misplaced or lost data, programming and/or human errors, or other similar events, and an inadvertent or unauthorized use or disclosure could occur or third parties could gain unauthorized access to this type of confidential information and personal data.
Electronic security attacks designed to gain access to personal, sensitive or confidential data by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized disclosure of confidential information or personal data have occurred recently at a number of major U.S. companies.
Despite our precautions, an electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of personally identifiable information regarding customers, employees or other individuals or other sensitive data could nonetheless lead to a serious disruption of our operations, financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. As a result of such a breach, we could also be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities. Moreover, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. In addition, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.
Finally, as the regulatory environment relating to our obligations to protect such sensitive data becomes increasingly rigorous, with continually developing and growing requirements applicable to our business, compliance with those requirements could result in additional costs. A material failure on our part to comply with such requirements could subject us to regulatory sanctions, including fines and potentially lawsuits. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure to comply with current or future federal, state, local and foreign laws and regulations and industry standards relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, as well as our actual or perceived failure to comply with such laws and regulations could adversely affect our business, financial condition, results of operations and prospects.
There are numerous federal, state, local and foreign laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data. We are also subject to specific contractual requirements contained in agreements with third parties governing our use and protection of personal information and other data. We generally comply with industry standards and are subject to the terms of our privacy policy and the privacy- and security-related obligations agreed to with third parties. We strive to comply with applicable laws, policies, legal obligations and industry standards relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Additionally, new laws or regulations could be enacted with which we are not familiar or with which our practices do not comply.
We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act (the “CCPA”), which came into effect on January 1, 2020, and the recently passed California Privacy Rights Act (“CPRA”), which amends the CCPA and has many provisions that will go into effect on January 1, 2023. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The impact of the CCPA, CPRA or other future laws, regulations and standards may have on our business is uncertain. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) in the United States or other countries may increase our compliance costs and legal liability.

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Any failure, or perceived failure, by us to comply with any federal, state, local or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets.
Risks Related to this Offering and Ownership of Our Common Stock
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds to us from this offering for general corporate purposes, including working capital and operating expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have binding agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.” Our management will have broad discretion in the allocation of the net proceeds from this offering, and our stockholders may not agree with such allocation. The failure by our management to allocate the net proceeds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
An active, liquid trading market for our common stock may not develop.
Prior to this offering, there has been no public market for our common stock. Although we expect to list our common stock on Nasdaq, an active public market for our common stock may not develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase.
Our stock price may decline or may be volatile regardless of our operating performance, and you may not be able to resell your shares of common stock at or above the initial public offering price.
The market price of our common stock could be subject to significant fluctuations after this offering. The price of our common stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:
•	changes in laws or regulations applicable to our industry or offerings;
•	speculation about our business in the press or investment community;
•	price and volume fluctuations in the overall stock market;
•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;
•	share price and volume fluctuations attributable to inconsistent trading levels of our common stock;
•
our ability to protect our intellectual property and other proprietary rights and to avoid infringement, misappropriation or violation of the intellectual property and other proprietary rights of third parties or claims by third parties of such infringement, misappropriation or violation;

•	sales of our common stock by us or our principal stockholders, officers and directors;
•	the expiration of contractual lock-up agreements;
•	the development and sustainability of an active trading market for our common stock;
•	success of competitive products or services;
•
the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes in our key personnel;

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•	the effectiveness of our internal controls over financial reporting;
•	changes in our capital structure, such as future issuances of debt or equity securities;
•	our entry into new markets;
•	tax developments in the U.S. or other markets;
•	strategic actions by us or our competitors, such as acquisitions or restructurings; and
•	changes in accounting principles.
Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.
You may not be able to resell any of your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.
We do not intend to pay dividends on our common stock for the foreseeable future.
We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to declare or pay any cash dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”
The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.
The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
The issuance by us of additional shares of common stock or convertible securities may dilute your ownership of us and incurrence of indebtedness may restrict our operations, both of which could adversely affect our stock price.
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under the 2021 Plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock to raise additional capital or pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock. We may also seek additional capital through debt financings. The

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incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens, or to redeem stock or declare dividends, that could adversely impact our ability to conduct our business.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of     shares of our common stock outstanding (or     shares if the underwriters exercise their over-allotment option in full).
All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” We, our executive officers, directors and certain holders of our outstanding securities will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Barclays Capital Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.
Investors in this offering will experience immediate and substantial dilution of $   per share.
Based on an assumed initial public offering price of $   per share of common stock (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), purchasers of our common stock in this offering will experience immediate and substantial dilution of $   per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of      , 2021 after giving effect to this offering would be $   per share. This dilution is due in large part to earlier investors having paid substantially less than the assumed initial public offering price when they purchased their shares. See “Dilution.”
Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.
Our directors, executive officers and each of our 5% stockholders and their affiliates, in the aggregate, will beneficially own approximately   % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of       , 2021 and assuming the underwriters’ over-allotment option is not exercised. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among others, our amended and restated certificate of incorporation and amended and restated bylaws will include the following provisions:

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•	a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms;
•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
•	a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;
•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•	no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;
•	directors will only be able to be removed for cause;
•	certain amendments to our certificate of incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock;
•
our bylaws will provide that the affirmative vote of two-thirds of the then outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws; and

•	the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.
In addition, we are governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Our governing documents will also provide that the Delaware Court of Chancery will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us that is governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a

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court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.
We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. Investors may find our shares of common stock less attractive because we may rely on these provisions. If some investors find our shares of common stock less attractive as a result of the foregoing, there may be a less active trading market for our shares and our share price may be more volatile.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the certifications required by that act, which may preclude us from keeping our filings with the SEC current, and interfere with the ability of investors to trade our securities and our ability to list our shares on any national securities exchange. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns and will result in increased costs to us, which could have a material adverse effect on our results of operations, financial condition or business.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, as permitted by the JOBS Act.
We have identified material weaknesses in our internal controls over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal controls over financial reporting, our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of our common stock.
As a public company, our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance

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with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
During the course of preparing for this offering, we determined that we had material weaknesses in our internal controls over financial reporting as of December 31, 2020. Specifically, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, we identified certain control deficiencies in the design and operation of our internal controls over financial reporting that constituted the following material weaknesses:
•
We did not have a sufficient complement of experienced personnel with the requisite technical knowledge of public company accounting and reporting and for non-routine, unusual or complex transactions. This material weakness contributed to the following material weakness.

•
We did not design and maintain adequate controls over the period-end close and financial reporting process including establishment of accounting policies and procedures, certain account reconciliations, cut-off, segregation of duties, journal entries and financial statement preparation. This material weakness contributed to material adjustments in the 2019 consolidated financial statements principally, but not limited to, the following areas: definite-lived intangibles, warranty obligation, cut-off of revenue transactions and related cost of sales.

•
We did not design and maintain effective information technology general controls over the IT systems used for preparation of the financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and (iii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

Although there were no material adjustments to the 2019 and 2020 consolidated financial statements as a result of IT deficiencies, these IT deficiencies, when aggregated, could impact the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined that these IT deficiencies in the aggregate constitute a material weakness.
Additionally, the above material weaknesses could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected.
While we have implemented a plan to remediate these weaknesses, which includes hiring additional accounting personnel, drafting and implementing accounting policies and adopting NetSuite as our information technology system, the steps we have taken to date, and that we are continuing to implement, may not be sufficient to remediate these weaknesses or to avoid the identification of material weaknesses in the future, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows, including our filing of quarterly or annual reports with the SEC. Moreover, our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of our common stock and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical or current facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. Forward-looking statements can be identified in some cases by the use of words such as “believe,” “can,” “could,” “potential,” “plan,” “predict,” “goals,” “seek,” “should,” “may,” “may have,” “would,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” the negative of these words, other similar expressions or by discussions of strategy, plans or intentions.
The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under the heading “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.
These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

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USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $   (or approximately $   if the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of $    per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $  , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $  , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the assumed initial public offering price or the number of shares by these amounts would have a material effect on our use of proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
We intend to use the net proceeds for general corporate purposes, including working capital and operating expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have binding agreements or commitments for any material acquisitions or investments at this time.
Because we intend to use the net proceeds from this offering for general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or U.S. government backed securities.

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DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not expect to declare or pay any cash dividends for the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, prospects, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.
Our ability to pay dividends may also be restricted by the terms of any credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

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CAPITALIZATION
The following table sets forth our cash, restricted cash and capitalization as of December 31, 2020:
•	on an actual basis;
•
on a pro forma basis to give effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the closing of this offering and (ii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $    associated with the RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering, in each case as if such event had occurred on December 31, 2020; and

•
on a pro forma as adjusted basis to give effect to the adjustments described in the preceding clause and to reflect (i) the issuance and sale by us of shares of    common stock in this offering at an assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the sale of    shares of common stock by the selling stockholders.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table, together with the information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and restricted cash	$33,373		$
Debt:
Line of credit	$1,000
Paycheck Protection Program loan	784
Total debt	1,784
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share: 12,000,000 shares authorized, 8,022,066 shares issued and outstanding on an actual basis, shares issued and outstanding on a pro forma basis, shares issued and outstanding on a pro forma as adjusted basis	1
Additional paid-in capital	50,096
Accumulated other comprehensive loss	(3)
Accumulated deficit	(42,643)
Total stockholders’ equity (deficit)	7,451
Total capitalization	$9,235		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $  , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $  , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION
Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their shares of common stock. Dilution in pro forma net tangible book value represents the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering.
Pro forma net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding shares of common stock. As of December 31, 2020, our pro forma net tangible book value was $   million, or $   per share of common stock. After giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the closing of this offering and (ii) the issuance and sale of    shares of our common stock in this offering at an assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $   million, or $   per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $   per share of common stock to our existing stockholders and an immediate dilution of $   per share of common stock to new investors participating in this offering.
The following table illustrates this dilution on a per share basis to new investors:
Assumed initial public offering price per share of common stock		$
Pro forma net tangible book value per share of common stock as of December 31, 2020	$
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering	$
Pro forma as adjusted net tangible book value per share of common stock after giving effect to this offering
Dilution in pro forma as adjusted net tangible book value per share of common stock to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $   million, or approximately $   per share of common stock, and increase (decrease) the dilution per share to new investors participating in this offering by approximately $   per share of common stock, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each increase (decrease) of 1,000,000 in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $   million, or $   per share of common stock, and increase (decrease) the dilution per share to new investors participating in this offering by $   per share of common stock, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $   per share of common stock, the increase in the pro forma net tangible book value per share to existing stockholders would be $   per share of common stock, and the pro forma as adjusted dilution to new investors participating in this offering would be $   per share of common stock, in each case assuming an initial public offering price of $   per share of common stock, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2020, the difference between existing stockholders and new investors participating in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our

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existing stockholders or to be paid by new investors participating in this offering at an assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%		$100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by approximately $   million and total consideration paid by all stockholders by approximately $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase (decrease) the number of shares of common stock we are offering. An increase (decrease) of 1,000,000 in the number of shares of common stock offered by us would increase (decrease) total consideration paid by new investors by approximately $   million and total consideration paid by all stockholders by approximately $   million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The sale of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to    , or approximately   % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to   , or approximately   % of the total shares of common stock outstanding after this offering.
If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by our existing stockholders will be further reduced to   , or   % of the total shares of common stock outstanding after this offering and the number of shares of common stock held by our new investors will be further increased to   , or   % of the total shares of common stock outstanding after this offering.
In addition, to the extent we issue any additional securities under our equity incentive plans or any outstanding stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering will experience further dilution.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period.
Overview
We are a global provider of advanced solar tracker systems, supported by proprietary software designed to increase energy production from our tracker systems and support our customers in project design and development, and value-added engineering services that assist customers in optimizing our products and reducing total project costs. Our mission is to provide differentiated products, software and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. Our systems offer efficiency gains relative to other tracker systems due to our tracker’s enhanced design, which includes a two-panel in-portrait format and independent rows, and its optimization for use with bifacial panels. Additionally, these efficiency gains can be enhanced by our proprietary software solutions. Our customers include leading project developers, solar asset owners and EPC contractors that design and build solar energy projects. Our team of experienced renewable energy professionals is focused on delivering compelling value to customers across the full solar energy project lifecycle, including at the development, construction and operations phases.
We currently offer tracking and software solutions targeting the utility-scale solar energy markets to current and potential customers in the United States, Asia, the Middle East, North Africa and Australia. In both 2019 and 2020, we derived the majority of our revenue from EPC contractors in the United States. We expect this revenue profile to shift over time as project developers and solar asset owners make more direct purchases of solar installations and as we continue to expand our global footprint in Latin America, Europe and certain other markets.
Our corporate headquarters is located in Austin, Texas, and we have a training and technology development site in Aurora, Colorado. To assist with our global expansion effort, we have grown our sales and support network abroad, with employees located in Australia, India, the Middle East, China and South-East Asia as of December 31, 2020. As of December 31, 2019, we had 64 full-time employees. As of December 31, 2020, we had 178 full-time employees.
Key Factors Affecting Our Performance
Investment in Technology and Personnel. We invest in both the people and technology behind our products. We intend to continue making significant investments in the technology for our products and expansion of our patent portfolio to attract and retain customers, expand the capabilities and scope of our products, and enhance user experience. We also intend to make significant investments to attract and retain employees in key positions, including sales leads, engineers, software developers, quality assurance personnel, supply chain personnel, product management, and operations personnel, to help us drive additional efficiencies across our marketplace and, in the case of sales leads, to continue to enhance and diversify our sales capabilities, including international expansion.
Megawatts Shipped and Average Selling Price. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year-to-year is the change in MW shipped from period to period. MW are measured for each individual project and are calculated based on the expected output of that project once installed and fully operational. We also utilize metrics related to price and cost of goods sold per MW, including the change in average selling price (“ASP”) from period to period and cost per watt. ASP is calculated by dividing total revenue by total MW and cost per watt is calculated by dividing total costs of goods sold by total MW. These metrics enable us to evaluate trends in pricing, manufacturing cost and customer profitability.

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Government Regulations. Changes in the U.S. trade environment, including the imposition of import tariffs, continue to affect the amount and timing of our revenue, results of operations and cash flows. Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain raw materials and components for our products. We have taken measures with the intention of mitigating the effect of tariffs on our business by reducing our reliance on China. In 2019, 90% of our supply chain was sourced from China. However, by the end of 2020 we had qualified suppliers outside of China for all our commodities and reduced the extent to which our supply chain for U.S.-based projects is subject to existing tariffs, as we have entered into partnerships with manufacturers in the United States, Mexico, Canada, Spain, Brazil, Turkey, Saudi Arabia, India, China, Vietnam and Korea to diversify our supply chain and optimize costs.
Impact of the COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared that the worldwide spread and severity of a new coronavirus, referred to as COVID-19, was severe enough to be characterized as a pandemic. In response to the continued spread of COVID-19, governmental authorities in the United States and around the world have imposed various restrictions designed to slow the pace of the pandemic, including restrictions on travel and other restrictions that prohibit employees from going to work, including in cities where we have offices, employees and customers, causing severe disruptions in the worldwide economy. While our day-to-day operations have been impacted, we have suffered less immediate impact as most of our staff can work remotely and can continue to develop our product offerings and we have been able to continue to source materials and install our products. As a result, we have not seen a significant impact on our operations, management will continue to monitor the impact of the global situation on our financial condition, cash flows, operations, contract manufacturers, industry, workforce and customer relationships. However, we have experienced significant supply chain disruptions that have caused delays in product deliveries due to diminished vessel capacity and port detainment of vessels as a consequence of the COVID-19 pandemic, which have contributed to an increase in lead times for delivery of our tracker systems. Additionally, ground operations at project sites have been impacted by health-related restrictions, shelter-in-place orders and worker absenteeism, which resulted in delays in project completion in 2020, and these restrictions have also hindered our ability to provide on-site support to our customers and conduct inspections of our contract manufacturers.
Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted Net Loss and Adjusted Earnings Per Share (“EPS”)
We present Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS as supplemental measures of our performance. We define Adjusted EBITDA as net loss plus (i) income tax benefit, (ii) interest expense, (iii) depreciation expense, (iv) amortization of intangibles, (v) stock-based compensation and (vi) loss (income) from unconsolidated subsidiary. We define Adjusted Net Loss as net loss plus (i) amortization of intangibles, (ii) stock-based compensation, (iii) loss (income) from unconsolidated subsidiary and (iv) income tax benefit of adjustments. Adjusted EPS is defined as Adjusted Net Loss on a per share basis using the weighted average diluted shares outstanding.
Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). We present Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS because we believe they assist investors and analysts in comparing our performance across reporting periods on an ongoing basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS to evaluate the effectiveness of our business strategies.
Among other limitations, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS do not reflect (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments, and (ii) the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Further, the adjustments noted in Adjusted EBITDA do not reflect the impact of any income tax expense or benefit. Additionally, other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS differently than we do, which limits its usefulness as a comparative measure.

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Because of these limitations, Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP and you should not rely on any single financial measure to evaluate our business. These non-GAAP financial measures, when presented, are reconciled to the most closely applicable GAAP measure as disclosed below.
The following table reconciles net loss to Adjusted EBITDA for the years ended December 31, 2019 and 2020, respectively:
	Years Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(13,495)	$(15,924)
Income tax benefit	(39)	(83)
Interest expense, net(a)	454	480
Depreciation expense	12	13
Amortization of intangibles(b)	400	33
Stock-based compensation(c)	906	1,818
Loss (Income) from unconsolidated subsidiary(d)	709	(1,399)
Adjusted EBITDA	$(11,053)	$(15,062)
(a)
Represents interest expense, annual amortization of debt issuance cost and loss on debt extinguishment in connection with our Secured Promissory Notes, and a revolving line of credit with Western Alliance Bank. See “Non-Operating Expenses and Other Items—Interest Expense” below

(b)	Represents amortization expense related to developed technology.
(c)	Represents stock-based compensation expense. See “Executive and Director Compensation.”
(d)	Represents results of an entity that we do not consolidate, as our management excludes these results when evaluating our operating performance.
The following table reconciles net loss to Adjusted Net Loss and Adjusted EPS for the years ended December 31, 2019 and 2020, respectively:
	Years Ended December 31,
	2019		2020
	Loss	EPS	Loss	EPS
	(in thousands, except per share data)
Net loss and EPS	$(13,495)	(1.79)	$(15,924)	(1.91)
Amortization of intangibles	400	0.05	33	—
Stock-based compensation	906	0.12	1,818	0.22
Loss (Income) from unconsolidated subsidiary	709	0.09	(1,399)	(0.17)
Income tax expense of adjustments(a)	3	—	(3)	—
Adjusted Net Loss and Adjusted EPS	$(11,477)	(1.53)	$(15,475)	(1.86)
Adjusted effective tax rate(b)	0.36%		0.50%
(a)	Represents incremental tax expense of adjustments assuming the adjusted effective tax rate.
(b)
Represents the adjusted effective tax rate for the periods presented. For the year ended December 31, 2019, the effective tax increased by 0.07% to 0.36% and for the year ended December 31, 2020, the effective tax rate of 0.36% was increased by 0.14% to 0.50%. The increases were due to the impact of adjustments made for loss (income) from unconsolidated subsidiary.

Key Components of Our Results of Operations
The following discussion describes certain line items in our consolidated statements of operations.

CONFIDENTIAL TREATMENT REQUESTED
Revenue
We generate our revenue in two streams – Product revenue and Service revenue. Product revenue is derived from the sale of Voyager Trackers, customized components of Voyager Trackers, individual part sales for certain specific transactions and sale of term-based software licenses. Revenue from the sale of Voyager Trackers and customized components of Voyager Trackers is recognized over time, as work progresses, utilizing an input measure of progress determined by cost incurred to date relative to total expected cost on these projects to correlate with our performance in transferring control over Voyager Trackers and its components. Revenue from the sale of a Voyager Tracker’s individual parts is recognized point-in-time as and when control transfers based on the terms of the contract. Revenue from sale of term-based software licenses is recognized upon transfer of control to the customer. Service revenue includes revenue from shipping and handling services, subscription-based enterprise licensing model and maintenance and support services in connection with the term-based software licenses. Revenue for shipping and handling services is recognized over time based on shipping terms of the arrangements. Subscription revenue, which is derived from a subscription-based enterprise licensing model, and support revenue, which is derived from ongoing security updates and maintenance, are generally recognized on a straight-line basis over the term of the contract.
Our customers include project developers, solar asset owners and EPC contractors that design and build solar energy projects. For each individual solar project, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for Voyager Trackers and related parts can vary between eight weeks and 16 weeks. Contracts can range in value from tens of thousands to tens of millions of dollars. Our revenue from software products and engineering services was immaterial for the years ended December 31, 2019 and 2020.
Our revenue is affected by changes in the volume and ASP of our solar tracking systems purchased by our customers and volume of sales of software products and engineering services, among other things. The ASP of our solar tracker systems and quarterly volume of sales is driven by the supply of, and demand for, our products, changes in product mix, geographic mix of our customers, strength of competitors’ product offerings and availability of government incentives to the end-users of our products. Additionally, our revenue may be impacted by seasonality and variability related to ITC step-downs and construction activity as well as the cold weather. See “Our Business—Seasonality.”
In 2019, approximately 85.2% of our revenue was attributable to sales within the United States, with the remainder attributable to sales in South-East Asia and Europe. In 2020, approximately 100% of our revenue was attributable to sales within the United States. Our revenue growth is dependent on continued growth in the number of solar tracker projects and engineering services we win in competitive bidding processes and growth in our software sales each year, as well as our ability to increase our market share in each of the geographies in which we currently compete, expand our global footprint to new emerging markets, grow our production capabilities to meet demand and continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers, among other things.
Cost of Revenue and Gross Profit
Cost of revenue consists primarily of Voyager Trackers’ raw material costs, including purchased components, as well as costs related to freight and delivery, product warranty, supply chain personnel and consultants, insurance and customer support. Personnel costs include both direct labor costs as well as costs attributable to any individuals whose activities relate to the procurement, installation and delivery of the finished product and provision of services. Cost of revenue for our software products was immaterial for the years ended December 31, 2019 and 2020.
We subcontract to third party contract manufacturers to manufacture and deliver our products directly to our customers. Our product costs are affected by the underlying cost of raw materials procured by these contract manufacturers, including steel and aluminum; component costs, including electric motors and gearboxes; technological innovation in manufacturing processes; and our ability to achieve economies of scale resulting in lower component costs. We do not currently hedge against changes in the price of raw materials, but we continue to explore opportunities to mitigate the risks of foreign currency and commodity fluctuations through the use of hedges and foreign exchange lines of credit. Some of these costs, primarily personnel, are not directly affected by sales volume.
Our full-time employee headcount in operations and support capacities has grown from 28 as of December 31, 2019 to 90 as of December 31, 2020. We expect to continue to increase our headcount as we scale our business.

CONFIDENTIAL TREATMENT REQUESTED
Gross profit may vary from quarter-to-quarter and is primarily affected by our ASP, product costs, product mix, customer mix, geographical mix, shipping method, warranty costs and seasonality.
Operating Expenses
Operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Personnel-related costs are the most significant component of our operating expenses and include salaries, benefits, bonuses, commissions and stock-based compensation expenses.
Our full-time employee headcount in research and development, sales and marketing and general and administrative capacities has grown from 25, three and eight as of December 31, 2019 to 43, 13 and 32 as of December 31, 2020, respectively, and we expect to continue to hire new employees to support our growth.
The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue. We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.
Research and Development Expenses
Research and development expenses consist primarily of salaries, employee benefits, stock-based compensation expenses and travel expenses related to our engineers performing research and development activities to originate, develop and enhance our products. Additional expenses include consulting charges, component purchases, legal fees for registering patents and other costs for performing research and development on our software products.
Selling and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, employee benefits, stock-based compensation expenses and travel expenses related to our sales and marketing and business development personnel. Additionally, selling and marketing expenses include costs associated with professional fees and support charges for software subscriptions and licenses, trade shows and conventions.
We expect an increase in the number of sales and marketing personnel in connection with the expansion of our global sales and marketing footprint as we enter new markets. The majority of our sales and marketing expenses in 2019 and 2020 were related to customers in the United States and business development in other parts of the world. As of December 31, 2020, we have a sales presence in the United States, Asia , the Middle East, North Africa and Australia. We intend to continue to expand our sales presence and marketing efforts to additional countries.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, employee benefits, stock-based compensation expenses, and travel expenses related to our executives, finance team, and the administrative employees. It also consists of legal, consulting, and professional fees, rent and lease expenses pertaining to our international offices, business insurance costs and other costs. We also expect that after completion of this offering, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.
Non-Operating Expenses and Other Items
Interest Expense
Interest expense consists of interest payments, annual amortization of debt issuance costs and loss on debt extinguishment in connection with our Secured Promissory Notes which we sold through a private placement and which we had repaid the principal in full as of December 31, 2020, and a revolving line of credit with Western Alliance Bank, which matures on June 10, 2021 (See “Debt Obligations” below).
Benefit from Income Taxes
Benefit from income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business.

CONFIDENTIAL TREATMENT REQUESTED
Loss (Income) from Unconsolidated Subsidiary
Loss (Income) from unconsolidated subsidiary is comprised of income/expense allocation from our equity method investment.
Results of Operations
The following tables set forth our consolidated statement of operations as well as other financial data management considers meaningful for 2019 and 2020. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.
	Years Ended December 31,
	2019	2020
	(dollars in thousands, except per share data)
Revenue:
Product revenue	$43,085	$158,925
Service revenue	10,039	28,427
Total revenue	53,124	187,352
Cost of Revenue
Product cost of revenue	44,212	155,967
Service cost of revenue	10,863	27,746
Total cost of revenue	55,075	183,713
Gross (loss) profit	(1,951)	3,639
Operating expenses
Research and development(a)	3,960	5,222
Selling and marketing(a)	1,897	3,545
General and administrative(a)	4,563	11,798
Total operating expenses	10,420	20,565
Loss from operations	(12,371)	(16,926)
Interest expense, net	454	480
Loss before income taxes	(12,825)	(17,406)
Benefit from income taxes	(39)	(83)
Loss (Income) from unconsolidated subsidiary	709	(1,399)
Net loss	$(13,495)	$(15,924)

Non-GAAP Measures
Adjusted EBITDA	$(11,053)	$(15,062)
Adjusted Net Loss	$(11,477)	$(15,475)
Adjusted EPS	$(1.53)	$(1.86)
(a)	Includes stock-based compensation expense as follows:
	Years Ended December 31,
	2019	2020
Cost of revenue	$176	$322
Research and development	51	57
Selling and marketing	26	38
General and administrative	653	1,401
Total stock-based compensation expense	$906	$1,818

CONFIDENTIAL TREATMENT REQUESTED
	Years Ended December 31,
	2019	2020
	(as a percentage of revenue)
Revenue:
Product revenue	81%	85%
Service revenue	19	15
Total revenue	100	100
Cost of revenue:
Product cost of revenue	83	83
Service cost of revenue	21	15
Total cost of revenue	104	98
Gross (loss) profit	(4)	2
Operating expenses
Research and development	7	3
Selling and marketing	4	2
General and administrative	9	6
Total operating expenses	20	11
Loss from operations	(24)	(9)
Interest expense, net	1	—
Loss before income taxes	(25)	(9)
Benefit from income taxes	—
Loss (Gain) from unconsolidated subsidiary	1	(1)
Net loss	(26)%	(8)%
Comparison of the Twelve Months ended December 31, 2019 and 2020
Product Revenue
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Product revenue	$43,085	$158,925	$115,840	269%
Product revenue for the year ended December 31 ,2020 was $158.9 million, an increase of $115.8 million, or 269%, as compared to $43.1 million for the year ended December 31, 2019, primarily driven by a 250% increase in MW shipped due to new projects with existing customers, as well as projects for new customers in the year ended December 31, 2020. New customers represented 89% of the additional MW shipped in 2020. We increased our ASP by 2.8% from the year ended December 31, 2019 to the year ended December 31, 2020, primarily as a result of a shift in the geographic mix of our projects toward projects in the United States.
Service Revenue
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Service revenue	$10,039	$28,427	$18,388	183%
Service revenue for the year ended December 31, 2020 was $28.4 million, and increase of $18.4 million, or 183%, as compared to $10.0 million for the year ended December 31, 2019, primarily driven by an increase in shipping and logistics revenue on Voyager Tracker sales due to a 250% increase in MW shipped to our U.S. customers.

CONFIDENTIAL TREATMENT REQUESTED
Cost of Revenue and Gross (Loss) Profit
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Product cost of revenue	$44,212	$155,967	$111,755	253%
Service cost of revenue	10,863	27,746	16,883	155%
Total cost of revenue	$55,075	$183,713	$128,638	234%
Gross (loss) profit	(1,951)	3,639	5,590	286%
Gross margin	(4)%	2%
Cost of revenue for the year ended December 31, 2020 was $183.7 million, an increase of $128.6 million, or 234%, as compared to $55.1 million for the year ended December 31, 2019, primarily driven by the aforementioned increase in MW shipped. Cost of revenue for the year ended December 31, 2020 was also impacted by approximately $    million in expenditures related to certain retrofits, remediations and product reconfigurations for certain of our solar tracker systems that had been previously installed, or were in the process of being installed, at customer sites. We undertook these activities after identifying these opportunities for such systems for our customers. In addition, we had a slight reduction in our cost per MW due to improvements in scale and diversification of our supply chain which reduced tariff costs.
Our gross profit for the year ended December 31, 2020 increased by $5.6 million, or 268%, as compared to the year ended December 31, 2019 due to the above stated reasons.
Research and Development Expenses
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$3,960	$5,222	$1,262	32%
Research and development expenses for the year ended December 31, 2020 were $5.2 million, an increase of $1.3 million, or 32%, as compared to $4.0 million for the year ended December 31, 2019. The increase in expenses was primarily attributable to an increase of $1.5 million in personnel-related expenses, including stock-based compensation expense, due to a net increase in headcount by 18 for the research and development of our products, an increase of $0.5 million in legal fees for registering patents and other related consulting and recruiting fees, an increase of $0.4 million in facilities and equipment related expenses, partially offset by a $1.1 million decrease in research and development expenses related to Voyager Tracker technology as its development cycle ended in the year ended December 31, 2019. Research and development expenses as a percentage of revenue decreased from 7% for the year ended December 31, 2019 to 3% for the year ended December 31, 2020.
Selling and Marketing Expenses
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Selling and marketing	$1,897	$3,545	$1,648	87%
Selling and marketing expenses for the year ended December 31, 2020 were $3.5 million, an increase of $1.6 million, or 87%, as compared to $1.9 million for the year ended December 31, 2019. The increase in sales and marketing expenses was primarily attributable to an increase in personnel-related expenses, including stock-based compensation expense, of $2.5 million due to a net increase in headcount by 10, a $0.1 million increase in various consulting and recruiting fees, a decrease in bad debt expense of $0.5 million and an increase of $0.1 million in expenses pertaining to IT software. The increase was partially offset by a $0.3 million reduction in advertising

CONFIDENTIAL TREATMENT REQUESTED
expenses associated with trade shows and conventions and other business development expenses, and a decrease of $0.3 million related to travel expenses of sales personnel. Sales and marketing expenses as a percentage of revenue decreased from 4% for the year ended December 31, 2019 to 2% for the year ended December 31, 2020.
General and Administrative Expenses
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$4,563	$11,798	$7,235	159%
General and administrative expenses for the year ended December 31, 2020 were $11.8 million, an increase of $7.2 million, or 159%, as compared to $4.6 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to an increase of $4.0 million in personnel-related expenses, including stock-based compensation expense, due to a net increase in headcount by 24, an increase of $1.9 million in professional fees for consulting, legal and accounting services, an increase of $0.2 million related to overall travel expenses, an increase of $0.3 million related to office equipment, an increase of $0.6 million in business insurance costs and an increase of $0.2 million pertaining to rent, lease and other office expenses in line with an increase in headcount. General and administrative expenses as a percentage of revenue decreased from 9% for the year ended December 31, 2019 to 6% for the year ended December 31, 2020.
Interest Expense
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Interest expense, net	$454	$480	$26	6%
Interest expense consists of interest expense, annual amortization of debt issuance costs and loss on debt extinguishment in connection with our Secured Promissory Notes which we had repaid the principal in full as of December 31, 2020 and a revolving line of credit with Western Alliance Bank, which matures on June 10, 2021. Interest expense, net for the year ended December 31, 2020 remained largely flat compared to the year ended December 31, 2019.
Loss (Income) from Unconsolidated Subsidiary
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Loss (Income) from unconsolidated subsidiary	$709	$(1,399)	$(2,108)	(297)%
Income from unconsolidated subsidiary for the year ended December 31, 2020 was $1.4 million, an increase of $2.1 million, or 297%, as compared to a $0.7 million loss for the year ended December 31, 2019. This increase resulted from recording $1.4 million of income from our investment in Dimension Energy LLC (“Dimension”) for the year ended December 31, 2020, as compared to a loss from such investment for the year ended December 31, 2019. Dimension is a community solar developer based in Atlanta, Georgia that provides renewable energy solutions for local communities in the United States. This increase was primarily due to the fact that Dimension generated $22.6 million of revenue for the year ended December 31, 2020, as compared to no revenue for the year ended December 31, 2019. The community solar development cycle is approximately 18 to 24 months and Dimension began development activity in 2018, therefore the initial revenue was recognized in fiscal year 2020. For further information, see Note 6 to our consolidated financial statements included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED
Net Loss
	Years Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Net loss	$(13,495)	$(15,924)	$(2,429)	18%
As a result of the factors discussed above, our net loss for the year ended December 31, 2020 was $15.9 million, an increase of $2.4 million, or 18%, as compared to $13.5 million for the year ended December 31, 2019.
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through sales of shares of common stock, issuance of debt and payments from our customers. During the year ended December 31, 2019, we issued 444,489 shares of common stock for an aggregate amount of $6.0 million. In March 2020, we sold 1,111,112 shares of common stock at $27.00 per share for an aggregate purchase price of $30.0 million. The proceeds are available for working capital and other corporate purposes. As of December 31, 2020, we had outstanding borrowings of $1.0 million from a revolving line of credit, payable on June 10, 2021, and an outstanding balance for the Paycheck Protection Program (“PPP”) loan of $0.8 million, which matures on April 30, 2022. The PPP loan and the related accrued interest were fully forgiven on January 20, 2021. Our principal uses of cash in recent periods have been to fund our operations, invest in research and development, repay our borrowings and make equity investments.
We believe our existing cash and other components of working capital will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, billing frequency, the timing and extent of spending to support further sales and marketing and research and development efforts, as well as expenses associated with our timing and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in related products, technologies, software and services, and we may need to seek additional equity or debt financing, which may not be available on terms acceptable to us or at all.
We intend to maintain appropriate debt levels based upon cash flow expectations, our overall cost of capital and expected cash requirements for our operations, such as systems and project development activities in certain international regions. Any incremental debt financings could result in increased debt service expenses and/or restrictive covenants, which could limit our ability to pursue our strategic plans.
The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:
	Years Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(254)	$(511)
Net cash (used in) provided by investing activities	(18)	1,868
Net cash provided by financing activities	7,000	23,784
Effect on exchange rate changes on cash and restricted cash	—	(3)
Increase in cash and restricted cash	$ 6,728	$25,138
Operating Activities
During 2019, net cash used in operating activities was $0.3 million, primarily due to a net loss of $13.5 million which is reflective of our current investment in growing our operations. We intend to continue investing in our operations in coming years. This was offset by $4.3 million in non-cash charges and a net change of $8.9 million in our net operating assets and liabilities. Non-cash adjustments primarily related to (i) warranty provision of $2.1 million attributable to warranties issued with increased sales of Voyager Trackers, (ii) stock-based compensation expense of $0.9 million, (iii) loss from unconsolidated subsidiary of $0.7 million, which represented our share of loss from our equity method investment, (iv) depreciation and amortization expense of $0.4 million, (v) bad debt expense of $0.4 million and (vi) recognition of a warranty asset of $0.3 million for amounts expected to be recoverable from

CONFIDENTIAL TREATMENT REQUESTED
our contract manufacturers. The net change in our operating assets and liabilities was primarily attributable to a net increase in deferred revenue of $19.7 million, partially offset by a $13.8 million increase in accounts receivable, both of which were due to the increase in revenue from sales of Voyager Trackers in 2019. Additionally, accounts payable increased by $7.8 million due to increases in procurement and supply chain activity to support our revenue growth and accrued expenses and other liabilities increased by $3.4 million. These increases were partially offset by (i) a decrease of $0.3 million in accrued interest on related party debt, (ii) an increase in prepaid and other current assets of $3.2 million and (iii) an increase in other non-current assets of $0.2 million in line with our increased operating activities, and inventories of $4.5 million to support expected increases in sales in subsequent years.
During 2020, net cash used in operating activities was $0.5 million primarily due to a net loss of $15.9 million which is reflective of our current investment in growing our operations and expanding our presence to additional countries. This was offset by $7.5 million in non-cash charges and a net change of $7.9 million in our net operating assets and liabilities. Non-cash adjustments primarily related to (i) a warranty provision of $7.9 million attributable to warranties issued with increased sales of Voyager Trackers, (ii) a stockbased compensation expense of $1.8 million in line with overall increase in headcount, (iii) income from unconsolidated subsidiary of $1.4 million, which represented our share of profit from our equity method investment, (iv) recognition of $1.0 million for warranty amounts expected to be recoverable from our contract manufacturers, (v) loss on debt extinguishment of $0.1 million and (vi) other non-cash items of $0.1 million. The net change in our operating assets and liabilities was primarily attributable to a net increase in deferred revenue of $3.1 million, partially offset by a $9.7 million increase in accounts receivable, both of which were due to the increase in sales of Voyager Trackers in 2020. Additionally, accounts payable increased by $8.9 million due to increases in procurement and supply chain activity to support our revenue growth, accrued expenses and other liabilities increased by $7.2 million. These increases were partially offset by (i) a decrease in inventories of $2.8 million in line with increased sales, (ii) an increase in prepaid and other current assets of $2.8 million due to increases in advances to suppliers, (iii) a decrease of $0.5 million for operating lease assets, (iv) an increase of $0.7 million in current and non-current liabilities, (v) a decrease of $0.1 million in accrued interest on related party debt and (vi) an increase of $1.7 million in other non-current assets.
Investing Activities
During 2019, net cash used in investing activities was $0.02 million, respectively, which was attributable to the purchase of property and equipment.
During 2020, net cash provided by investing activities was $1.9 million, of which $2.1 million was attributable to distributions received from unconsolidated subsidiary as return of investment, offset by $0.2 million used to purchase property and equipment.
Financing Activities
During 2019, net cash provided by financing activities was $7.0 million, consisting of proceeds from stock issuances of $6.0 million and proceeds from borrowings of $1.0 million.
During 2020, net cash provided by financing activities was $23.8 million, consisting of proceeds from stock issuances of $30.0 million and proceeds from borrowings of $0.8 million, offset by $7.0 million repayment in full of the Secured Promissory Notes.
Debt Obligations
Secured Promissory Notes
On January 30, 2017, we sold $7.0 million in aggregate principal amount of secured promissory notes (the “Secured Promissory Notes”) through a private placement. Those notes bore interest at a fixed rate of 5% per annum, payable at maturity. In connection with the issuance of the Secured Promissory Notes, we issued 25,000 shares of common stock for every $250,000 of notes purchased. As of December 31, 2019, the full $7.0 million of aggregate principal amount of Secured Promissory Notes remained outstanding. We repaid the principal in full during the year ended December 31, 2020 and recorded a loss on debt extinguishment of $0.1 million in interest expense, net in the Consolidated Statement of Operations. Interest expense on the Secured Promissory Notes was $0.4 million and $0.4 million for the years ended December 31, 2019 and 2020, respectively.

CONFIDENTIAL TREATMENT REQUESTED
Revolving Line of Credit
On June 17, 2019, we entered into a revolving line of credit agreement with the Western Alliance Bank for a total aggregate principal amount of $1.0 million, which matures on June 10, 2021. The revolving line of credit is part of our relationship with the lender and the lender also provides additional credit support in the form of surety bonds to secure our performance obligations for specific projects and customers. The revolving line of credit is secured by cash held in an account with the lender and bears a variable rate of interest, based on movement of an independent index which was at 5.5% per annum when we entered into the agreement. We make regular monthly payments of all interest accrued as of each payment date. As of December 31, 2019, and 2020, the outstanding balance for the revolving line of credit was $1.0 million, payable on June 10, 2021. Interest expense on the revolving line of credit was $0.1 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.
Paycheck Protection Program
On April 30, 2020, we received a PPP loan pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) in the amount of $0.8 million. The PPP loan has a two-year term maturing on April 30, 2022 and bears a fixed interest rate of 1%. Under the terms of the CARES Act the loan is eligible for forgiveness, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The PPP loan and the related accrued interest were fully forgiven on January 20, 2021. Interest expense on the PPP loan was not material for the year ended December 31, 2020.
Critical Accounting Policies and Significant Management Estimates
We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
We derive revenue primarily from the sale of: (1) Voyager Trackers and customized components of Voyager Tracker, (2) individual parts of a Voyager Tracker for certain specific transactions, (3) shipping and handling services, (4) term-based software licenses, (5) maintenance and support services for the term-based software licenses and (6) subscription services. Product revenue includes revenue from Voyager Trackers, individual part sales for certain specific transactions and sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, subscription-based enterprise licensing model, and maintenance and support services in connection with the term-based software licenses.
We recognize revenue from the sale of Voyager Trackers, software and engineering services. We contract with customers for the sale of Voyager Trackers under two different types of arrangements: (i) Purchase Agreements and Equipment Supply Contracts and (ii) sale of individual parts of a Voyager Tracker. We recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process: (i) identify the contract

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with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when or as we satisfy a performance obligation. Once the contract is identified, we progress in this process as further described below.
Identify the performance obligations in the contract: We enter into contracts that can include various combinations of products and services, which are either capable of being distinct and accounted for as separate performance obligations or as one performance obligation, as the majority of tasks and services is part of a single project or capability. However, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment. Performance obligations include the sale of Voyager Trackers, customized components of Voyager Tracker, sale of individual parts of a Voyager Tracker for certain specific transactions, shipping and handling services, sale of term-based software licenses, maintenance and support services for the term-based software licenses and sale of software as a service subscription.
Allocate the transaction price to performance obligations in the contract: We use the expected cost-plus margin approach based on hardware, labor and related overhead cost to estimate the standalone selling price of a Voyager Tracker, customized components of Voyager Tracker, and individual parts of a Voyager Tracker for certain specific transactions, with the estimate of the margin being based on our expectations, competition, industry metrics and customer-specific requirements. We use the adjusted market assessment approach for all other performance obligations except shipping, handling and logistics. For shipping, handling and logistics performance obligations, we use a residual approach to calculate the standalone selling price because of the highly variable and broad range of prices charged to various customers for these performance obligations in the contracts.
Recognize revenue when or as we satisfy a performance obligation: Our performance obligations for a specific customer’s Voyager Tracker or customized components of Voyager Tracker are satisfied over time utilizing an input measure of progress determined by cost-to-cost measures on these projects because we do not create an asset with an alternative use to us, due to the highly customized nature of our product, and we have an enforceable right to payment for performance completed to date. We measure the costs incurred on these projects based on costs incurred by our contract manufacturers as Voyager Trackers are produced, and compare that to total budgeted costs for the project to determine progress, adjusted for any project specific facts and circumstances that could impact the measurement of the extent of progress. Our performance obligation for shipping and handling services is satisfied over time as the services are delivered over the term of the contract. Sales of our subscription services and other services are recognized on a straight-line basis over the contract period. Our performance obligations for individual part sales for certain specific transactions are recognized point-in-time as and when control transfers based on the terms of the contract. Our performance obligations for term-based software licenses are recognized point-in-time as and when control transfers based on delivery of license.
Contract Balances
The timing of revenue recognition, billing and cash collection results in the recognition of accounts receivable, unbilled receivables and deferred revenue in our consolidated balance sheet. We did not have substantial contract assets as of December 31, 2019 or 2020. We may receive advances or deposits from our customers, before revenue is recognized, resulting in contract liabilities. We refer to contract liabilities as “deferred revenue” in our consolidated financial statements and related disclosures.
Stock-Based Compensation Expense
Stock Options
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The grant date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.
The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

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Fair value of common stock: Because our common stock was not publicly traded prior to the completion of this offering, we estimated the fair value of our common stock in 2019 and 2020. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in “Stock-Based Compensation Expense—Common Stock Valuations” below.
Expected Term: The expected term represents the period that our stock-based awards are expected to be outstanding and was calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility: Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.
Risk-Free Interest Rate: We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with the remaining term equivalent to the expected term.
Expected Dividend: We have not issued any dividends in our history and do not expect to issue dividends over the life of the options and, therefore, have estimated the dividend yield to be zero.
Restricted Stock Units
The fair value of restricted stock units represents the estimated fair value of our common stock on the date of grant. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period. For performance-based awards, stock-based compensation is recognized based on graded vesting over the requisite service period when it is probable that the performance condition will be achieved.
Common Stock Valuations
Prior to the completion of this offering, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors determined the best estimate of fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors include:
•	contemporaneous third party valuations of our common stock;
•	the prices at which we or other holders sold our common stock to outside investors in arms-length transactions;
•	our financial condition, results of operations and capital resources;
•	the industry outlook;
•	the fact that option and restricted stock awards involve rights in illiquid securities in a private company;
•	the valuation of comparable companies;
•	the lack of marketability of our common stock;
•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;
•	the history and nature of our business, industry trends and competitive environment; and
•	general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.
Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business, and then using that to derive a per share value of our common stock.
The enterprise value of our business was estimated by considering several factors, including estimates using the cost approach, market approach and the income approach. The cost approach estimates the fair market value of an organization by utilizing the balance sheet to take the total fair market value of assets minus the fair market value of liabilities. The market approach was estimated based on the projected value of comparable public companies in

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a similar line of business that are publicly traded. We kept the comparable public companies consistent throughout each valuation. The income approach estimates the enterprise value of the business based on the cash flows that it expects to generate over its remaining life. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the business at the end of the projected period to calculate the business enterprise value. In addition to the three approaches described above, we factor in the closest round of equity financing preceding the date of valuation.
After determining our enterprise value, we allocated value to our equity to determine the value of common stock. In allocating the enterprise value of our business to our common stock prior to January 2019, we used the option pricing method (“OPM”), whereas after January 2019, we used a combination of OPM and probability weighted expected return method (“PWERM”). PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high level of confidence with a probability distribution. Discrete future outcomes considered under PWERM include an initial public offering (“IPO”) of our common stock, as well as non-IPO market-based outcomes. Determining the fair value of the enterprise using PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield.
A discount for lack of marketability (“DLOM”) is applied to arrive at a fair value of our common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to recent sales of common stock.
Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the completion of our IPO, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.
Warranty
We provide standard assurance type warranties with our Voyager Trackers for periods generally ranging from five to ten years. We record a provision for estimated warranty expenses, net of amounts recoverable from manufacturers, to cost of sales when we recognize revenue. These estimates are based on our historical experience and forward-looking factors including the expected nature and frequency of product failure rates and costs to address future claims. These estimates are inherently uncertain given our relatively short history of sales and changes to our historical or projected warranty experience may result in material changes to our warranty reserve in the future. We do not maintain general or unspecified reserves; all warranty reserves are related to specific projects. All actual or estimated material costs incurred in subsequent periods are charged to those established reserves.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of customer concentrations and fluctuations in steel and aluminum prices. We do not hold or issue financial instruments for trading purposes.

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Concentrations of Major Customers
Our customer base consists primarily of project developers, solar asset owners and EPCs. We do not require collateral on our accounts receivables. During the year ended December 31, 2019, three customers accounted for 59%, 21% and 13% of our total revenue, respectively. No other customers accounted for more than 10% of our total revenue. As of December 31, 2019, three customers accounted for 49%, 23% and 18% of our accounts receivable, respectively. No other customers accounted for more than 10% of our accounts receivable, respectively. During the year ended December 31, 2020, four customers accounted for 21%, 19%, 10% and 10% of total revenue, respectively. No other customers accounted for more than 10% of our total revenue. As of December 31, 2020, three customers accounted for 32%, 25% and 14% of accounts receivable, respectively. No other customers accounted for more than 10% of our accounts receivable.
Further, our accounts receivables are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.
Commodity Price Risk
We subcontract to various contract manufacturers, who manufacture and deliver products directly to our customers. We, therefore, do not procure raw materials and commodities directly. We are subject to indirect risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products, through our contract manufacturers, as increases in these commodity prices would increase our cost of procuring subcontracting services. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Significant price increases for these raw materials could reduce our operating margins if we are unable to recover such increases in costs from our customers, and could harm our business, financial condition and results of operations.

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INDUSTRY OVERVIEW
Global Solar Energy Market
Solar energy is the fastest growing form of electricity production today and is expected to account for approximately 35% of all new power plants installed globally between 2020 and 2025, the highest of any generation class, according to BNEF NEO. The global solar energy market is expected to grow to approximately $220 billion in size by 2026, at a CAGR of over 20% from 2019, according to a 2019 Allied Market Research report. Although the underlying photovoltaic cell technology used in solar energy production has existed for decades, efficiency improvements and cost reductions have accelerated the growth of the solar industry over the last decade. Solar energy costs have declined sharply in recent years, as evidenced by the 82% reduction in the global weighted-average LCOE of utility-scale solar energy between 2010 and 2019, according to a 2019 IRENA report. This compares to a 39% reduction in LCOE for onshore wind energy and a 29% reduction in LCOE for offshore wind energy over the same time period. LCOE represents the average cost per unit of electrical energy of building, financing, operating and maintaining a power plant over its operating life. As the global power sector transitions from reliance on fossil fuels towards renewable energy sources, solar, as an advanced, scaled and economical technology, is poised to increasingly benefit. Solar energy is expected to represent 23% of the global power generation mix by 2050, up from 4% today, according to BNEF NEO.

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Historical LCOE of Renewables and Utility-Scale Batteries
LCOE ($/MWh, 2019 real)
400
350
300
250
200
150
100
50
0
Utility-scale solar (using trackers)
Utility-scale battery (4h)
Offshore wind
Onshore wind
Fossil Fuel Range
2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20

Source: BNEF 2H 2020 LCOE Update report. Note: excludes subsidies.

U.S. Solar Energy Market
Solar energy capacity in the United States has increased at a 49% CAGR over the last decade and is expected to increase at a 16% CAGR through 2025, according to SEIA and BNEF NEO, driven by efficiency improvements and cost reductions, government incentives and regulations, such as investment tax credits and renewable portfolio standards, and demand for green energy by consumers, companies and other enterprises. Solar energy represented 40% of new energy capacity in 2019 according to SEIA and by 2050 is expected to represent 34% of U.S. power generation, up from 4% today, according to BNEF NEO. According to BNEF, utility-scale solar projects will benefit from the extension of clean energy tax credits. Forecasts suggest there will be 80 GW of new utility-scale solar installations in the United States between 2021 and 2025, according to a 2021 BNEF report. In contrast, forecasts suggest there will be only 43 GW of new onshore wind installations in the United States between 2021 and 2025, which also benefit from the extension of clean energy tax credits.
Rest of World Solar Energy Market
Solar energy capacity is growing outside of the United States as well, with the Middle East, Turkey and Africa (“META”), South-East Asia and Australia representing key areas of growth. The META region, historically known for its oil production, has strong solar resources and has made significant strides in the development of its solar energy market. BNEF NEO estimates that the META region will increase its solar installed capacity at a 30% CAGR between 2020 and 2025. South-East Asia’s solar energy market is driven by rapid economic growth, strong solar resources and energy security concerns related to the depletion of, and reliance on, fossil fuels. Australia has the highest solar radiation per square meter of any continent, according to Geoscience Australia, making it a region particularly conducive to solar energy generation. The continent has grown its installed capacity for utility-scale solar systems at a 97% CAGR between 2015 and 2019, and more than two-thirds of Australia’s renewable energy projects of this size commissioned in 2019 were solar, according to a 2020 Australia Clean Energy Council report.
Growth is also present in markets such as Europe and nations within Latin America and Sub-Saharan Africa. Europe, where the solar energy market has benefited from broad-based renewable energy policy support through initiatives such as the European Green Deal, represented 16% of global solar installed capacity in 2019 and is expected to grow its solar installed capacity at an 11% CAGR between 2020 and 2025, according to BNEF NEO. The solar energy markets in many countries within Latin America have benefited from increasing regulatory support, project auctions creating competitive pricing and favorable climate conditions for solar energy. This region grew from 2% of global solar installations in 2016 to 5% in 2018, according to a 2019 Wood Mackenzie report. Although still nascent, Sub-Saharan Africa’s growing demand for power, combined with a lack of current infrastructure to support traditional power sources and favorable climate conditions for solar energy, make the region a long-term growth opportunity for solar energy.

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Key Growth Drivers
There are several key drivers of the robust growth outlook for the solar energy market globally:
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Cost Competitiveness with Fossil-Fuel Energy Generation. Solar energy is currently one of the cheapest sources of new-build power generation, on an LCOE basis, in countries that account for approximately two-thirds of the global population and is forecasted to continue decreasing in cost to become the cheapest form of wholesale electric generation in the United States by 2022, according to BNEF. Cost reductions have been driven by technological innovation and engineering advancements. For example, solar panel manufacturers have successfully developed higher capacity, more highly-efficient solar panels. Solar energy projects that utilize tracker technology are particularly cost competitive relative to fossil fuels.

•
Governmental Policies and Regulations Across the Globe Supporting Renewable Energy. Governments across the globe have established policies to support a transition away from fossil fuels and towards low-carbon forms of energy, such as solar power. In the United States, for example, 30 states and the District of Columbia have implemented RPSs, which require a specified percentage of the electricity sold by utilities to come from renewable resources by a certain date. While some state targets are between 10% and 45%, 14 states have targets of 50% or greater, according to the U.S. National Conference of State Legislatures. The U.S. ITC program, a federal tax incentive that benefits solar projects, provides an additional layer of government support. The ITC’s 26% tax credit rate was extended for two years under the Consolidated Appropriations Act, 2021. Feed-in-tariffs, which pay owners of renewable energy systems a certain amount per unit of electricity they generate and provide to the grid, is a common form of incentive outside of the United States. Additionally, many countries globally have corporate income tax regulations that provide a preferential tax rate for income from investment in the production of renewable energy. Global renewable energy support has accelerated since the Paris Agreement under the United Nations Framework Convention on Climate Change, which became effective in 2016.

•
Corporate Procurement of Renewable Energy. Companies across a variety of industries have become increasingly focused on the climate impact of their operations and have sought ways to lower their carbon footprints. For example, over 1,000 companies around the world have committed to or already set science-based greenhouse gas emissions targets in accordance with the goals of the Paris Agreement, according to The Science Based Targets initiative. Over 300 of these companies have committed to setting targets to limit global temperature rise to 1.5°C above pre-industrial levels and reach net-zero carbon emissions by 2050, in accordance with the Paris Agreement’s most ambitious goals. Since fossil fuel-based energy generation is one of the main sources of corporate greenhouse gas emissions, shifting to renewable energy is a primary way for companies to reduce their carbon emissions and achieve such targets. For example, in September 2019, Amazon created The Climate Pledge, which includes a commitment to achieve net-zero carbon emissions across Amazon’s business by 2040 and a commitment to power Amazon’s operations with 100% renewable energy by 2025.

•
Improvement in Battery Storage Technology. One challenge to even faster adoption of solar energy technology is that it is an intermittent power source, because solar power can only be generated during the hours of the day when sunlight is available. Recent advances in technology and cost reductions have helped battery storage emerge as a solution to the intermittent nature of solar power. The cumulative installed capacity of energy storage projects is expected to increase from 11 GW in 2020 to 168 GW in 2030, according to BNEF NEO. This growth is supported by declines in the prices of lithium-ion batteries, which have fallen by approximately 80% over the last five years, according to the U.S. Department of Energy. The ability of battery technology to convert solar energy to a baseload form of power is expected to establish solar energy as a firm, reliable source of power, increasing overall demand for solar energy.

•
Continued Development of Newly-Renewable Use Cases. The increased cost competitiveness of electricity is driving new sectors of the economy to switch from fossil fuels to electricity as their source of energy, such as passenger and commercial vehicles, and heating and industrial processes. This is expected to lead to increased demand for electricity, which should benefit the solar energy industry as one of the lowest-cost sources of power production. The shift of new sectors toward solar energy is also expected to provide public health benefits, as pollutants, such as carbon dioxide, created from the use of fossil fuels, are reduced. The realization of these benefits should serve to accelerate the trend toward renewable energy sources, which should in turn increase the demand for solar energy.

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•
Increased Capital Available for Green Investments. Environmental responsibility has become a priority for investors, demonstrated by a meaningful trend in allocation of capital to companies that are leading and committed to the energy transition from fossil fuels to low-carbon alternatives. The growing emphasis on Environmental, Social and Governance (“ESG”) principles is one example of the increase in investor commitment to sustainable business practices. In the United States, total assets under management that are allocated using sustainable investing strategies (including ESG screening) grew from $12.0 trillion at the start of 2018 to $17.1 trillion at the start of 2020, an increase of 42%, according to a 2020 SIF report. In January 2020, the world’s largest asset manager, BlackRock, announced in a letter to clients that it would place sustainability, particularly with respect to global warming, at the center of how it “manages risk, constructs portfolios, designs products, and engages with companies.”

The Global Solar Tracker Market
Solar energy production is typically either roof- or ground-mounted, with each serving different end-users. Roof-mounted solar energy projects are typically smaller (under one MW) and built to serve one or a small number of end-users, while ground-mounted projects are typically larger (more than one MW) and built to feed electricity directly into the grid. Ground-mounted projects are expected to represent 82% of total solar energy installations in 2020 in the United States and to grow faster than roof-mounted projects through 2024, according to a 2020 Wood Mackenzie report and a 2020 IHS Markit report, respectively. Ground-mounted projects are usually constructed using either a fixed-tilt or a tracker-based system, with trackers enabling panels to rotate throughout the day to optimize perpendicular angular exposure to the solar radiation and as a result increase energy generation.
Trackers are rapidly gaining market share versus fixed-tilt mounting systems due to their ability to optimize energy production, accommodate more varied terrain and offer a more attractive return on investment. Typically, a tracker-based system (combined with advanced algorithms) yields, on average, 25% more energy and delivers approximately a 17% lower LCOE compared to fixed-tilt mounting systems, according to 2020 BNEF reports. The number of installations in the global solar tracker market expanded by 57% from 2018 to 2019, according to a 2020 IHS Markit report. Globally, tracker installations are expected to grow from 24 GW in 2019 to 44 GW in 2023, representing a CAGR of 17%. IHS Markit estimates that the tracker market globally generated $2.6 billion in revenue in 2020.

The United States currently represents the largest portion of the solar tracker market and is expected to grow from 8 GW in 2019 to 12 GW, and account for 48% of global installations, in 2020, according to a 2020 IHS Markit report. Between 2019 and 2023, the United States tracker market is expected to grow more than three times faster than the fixed-tilt tracker market. The United States has one of the highest levels of tracker market penetration, with 71% of new ground-mounted solar energy projects in 2019 electing to use trackers. IHS Markit estimates that the tracker market in the Americas generated $1.8 billion in revenue in 2020.

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While the United States solar tracker market is expected to remain the largest market globally, the Middle East, Africa and Asia are expected to increase their share of the global solar tracker market. The Middle East and Asia, with tracker market penetration of 60% and 10% in 2019, respectively, are expected to grow their number of ground-mounted tracker installations at CAGRs of 41% and 18%, respectively, between 2019 and 2023. By 2023, the collective global share of tracker installations in these three regions is expected to reach approximately 40%, according to a 2020 IHS Markit report. Additionally, Europe is expected to grow its ground-mounted tracker installations at a CAGR of 11% during this same period. Meanwhile, the Americas (excluding the United States) region is expected to represent approximately 10% to 15% of global ground-mounted tracker installations between 2021 and 2023.

The Advantage of Tracker-Based Systems
The growing awareness of tracker effectiveness, performance improvements and overall cost reductions have contributed to the growth of the global tracker market. Tracker producers have focused on both technological enhancements to maximize energy yield, as well as improved tracker model design to lower overall project expenditures by reducing installation time and complexity. For example, the integration of data analytics and machine learning technology in tracker systems has given operators further control over yield and cost optimization. Additionally, design enhancements have enabled trackers to be installed at sites that were previously uneconomical, including sites with uneven terrain, high wind zone areas and challenging soil environments. These factors contribute to a lower lifetime cost of ownership, 17% lower LCOE and 25% higher energy yield for solar energy systems utilizing trackers instead of fixed-tilt systems, according to BNEF.

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This declining cost trend is coupled with a rising proportion of solar asset owners and project developers making design decisions around (and in many cases, directly purchasing) solar energy equipment, such as tracker systems and technology. Traditionally, EPC contractors have outfitted solar projects with the technologies of their choosing and have been less incentivized to make decisions to optimize production and cost of ownership, which are long-term factors. As solar asset owners and project developers become more involved with the buildout of their projects, including selection of solar energy equipment, lifetime cost of ownership becomes a larger focus in the selection process, which benefits producers of tracker systems.
The Implication of Emerging Solar Market Innovations on the Tracker Market
There are several key design innovations that differentiate the solar panel and tracker systems currently on the market:
•
Axis Design and Row Design. Single-axis trackers rotate across one axis, while dual-axis trackers rotate across two axes. Dual-axis trackers, however, have a higher degree of mechanical complexity, making them more expensive and requiring more maintenance over their installed lifetime.

Within the single-axis tracker market, the row design of the motors and beams that rotate the panels in a solar field differs among tracker products. A linked-row design uses a single motor to power a driveline that moves multiple rows of panels simultaneously. In contrast, an independent row design employs one motor for each row of panels and allows different rows to be oriented at different angles, which optimizes sun exposure across uneven terrain and allows for increased flexibility in site design. Independent row trackers are the most popular technology choice globally due to their design flexibility and performance, and account for over 77% of tracker shipments in 2019, up from 69% in 2017, according to a 2020 Wood Mackenzie report. Dual-axis trackers represent a small portion of the overall tracker market, accounting for 1% of tracker shipments in 2019, according to a 2020 Wood Mackenzie report.

•
Panel Size. Solar panel manufacturers have begun to produce larger solar cell arrangement, or wafer, sizes (with diameters of 182mm and 210mm in particular) as a result of technological advancements driving individual solar cell efficiency. These larger wafer sizes have resulted in the production of solar panels that are larger, heavier, higher wattage and lower cost. With a gain in energy production per panel of up to 30% in some instances due to the size increase, larger-format panels are expected to represent approximately 85% of the solar energy market by 2024, according to a 2020 PV InfoLink Report.

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•
Panel Configuration. The traditional one-panel in-portrait tracker design has one row of panels in portrait orientation, supported by a rotating axis in the middle of the row. The alternative two-panel in-portrait tracker design has two adjacent rows of panels in portrait orientation, supported by a rotating axis between the rows. With two panels in each row as opposed to one, two-panel in-portrait tracker designs provide increased panel density and have a larger overall surface area, capturing more sunlight. Additionally, two-panel in-portrait tracker systems capture more diffuse light due to their increased height and have higher panel performance from the reduced impact of radiant ground heat. The two-panel in-portrait tracker design has increased its market share in the tracker space in recent years, representing approximately 21% of total tracker shipments in 2019, according to a 2020 Wood Mackenzie report. Between 2016 and 2019, we estimate that two-panel in-portrait installations grew three times faster than one-panel in-portrait installations, according to a combination of Wood Mackenzie data and our internal data.

A recent advancement in solar panel technology is the development of bifacial solar panels, which are designed with photovoltaic cells on both sides of the panel, allowing sunlight (direct or reflected) that hits either side of the panel to be captured and converted into electrical energy. This design feature facilitates higher energy production than a traditional one-sided panel, which is unable to capture reflected sunlight on its underside. Bifacial solar panels are expected to quadruple their annual installation to 22 GW, or 17% of total installed solar capacity, by 2024, according to a 2019 Wood Mackenzie report. Their market share in terms of annual installations is expected to grow from approximately 21% in 2020 to 50% in 2024, according to a 2020 PV InfoLink Report. Two-panel in-portrait tracker systems provide an approximately 2% increased energy yield and other performance benefits relative to one-panel in-portrait systems in projects with bifacial solar panels due to their structural design, and bifacial solar panels provide an approximately 9% increased energy yield relative to monofacial solar panels.

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OUR BUSINESS
Overview
We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. The combination of integrated hardware tracking technology and advanced software algorithms in solar tracker systems yields, on average, 25% more energy and delivers a 17% lower LCOE compared to fixed-tilt mounting systems, according to 2020 BNEF reports. Our systems offer efficiency gains relative to other tracker systems due to our tracker’s enhanced design, which includes a two-panel in-portrait format and independent rows, and its optimization for use with bifacial panels. Additionally, these efficiency gains can be enhanced by our proprietary software solutions. Our customers include leading project developers, solar asset owners and EPC contractors that design and build solar energy projects. Our team of experienced renewable energy professionals is focused on delivering compelling value to customers across the full solar energy project lifecycle, including at the development, construction and operations phases.

Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. With our Voyager offering, we are one of the largest providers of two-panel in-portrait trackers in the United States, which we determined based on our estimated U.S. tracker market share of approximately 11% (which was calculated using our MW shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report). We designed Voyager to reduce construction costs by enabling efficient use of land, maximizing site accessibility and reducing materials needed for construction. Additionally, Voyager’s patented panel connection features are designed to optimize speed of installation and reduce assembly labor. Due to these design and installation benefits, we believe Voyager offers industry-leading installation cost per watt compared to competing trackers. Post-installation, owners of solar energy projects benefit from Voyager’s proprietary control system, which employs advanced adaptive tracking algorithms that improve production and site yield. We also offer a software solution, SunPath, which uses proprietary algorithms that take into consideration topography, meteorological conditions and other local site conditions to further optimize tracking and help produce additional energy yield over our base-model Voyager Trackers.

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Our global market opportunity is driven by two primary factors: overall growth in utility-scale solar projects and the increased usage of trackers as the preferred mounting system in utility-scale solar projects. Solar energy is the fastest growing source of electricity globally due to declining costs of production, increased efficiency, commitments by companies and utilities to use low-carbon energy (including as part of social responsibility efforts), as well as policy support from foreign, federal and local governments and regulators. By 2050, solar energy is expected to account for 23% of the global power generation mix, up from 4% today, according to BNEF NEO. Annual solar PV installations have more than doubled from 50.5 GW in 2015 to 109 GW in 2019, and are expected to grow to 145 GW of installations annually by 2025, according to a 2020 Wood Mackenzie report. Within the growing solar energy market, trackers are rapidly gaining market share versus fixed-tilt mounting systems due to their ability to optimize energy production, accommodate more varied terrain and offer a more attractive return on investment. Globally, tracker installations are expected to grow from 14 GW in 2018 to 41 GW in 2025, according to a 2020 Wood Mackenzie report, representing a CAGR of 16%. North America currently represents the largest portion of the solar tracker market and is expected to account for 50% of global installations in 2020, growing from 8 GW in 2019 to 14 GW in 2020. In terms of tracker market penetration, North America and Latin America have the highest levels, with 84% and 87%, respectively, of new ground-mounted solar energy projects in 2019 in each region electing to use trackers. The Middle East and Africa, Europe and the Asia Pacific regions present significant growth opportunities as tracker penetration increases in such markets.
Our company was formed in 2017 by a group of renewable energy industry veterans, including the team with substantial experience deploying the AP90 tracker, a first-generation one-panel in-portrait, linked-row design tracker system. The AP90 tracker was first installed in 2013, and achieved approximately 900 MW of cumulative global installations between 2013 and 2016, prior to our formation. Our management team utilized their design and construction expertise, and their experience installing and operating other competitive tracking solutions, to design and develop a next-generation tracker system, Voyager, which achieved product certification in 2019. Through December 31, 2020, we had sold more than a cumulative 1.9 GW of Voyager Trackers. As of December 31, 2020, we had $109 million of executed contracts and awarded orders (which we define as orders where we are in the process of documenting a contract but for which a contract has not yet been signed) for Voyager with anticipated shipment dates in 2021, reflecting a greater than 100% increase over the same amount as of December 31, 2019.
In addition to conducting internal quality control procedures, we have engaged and received testing and inspection certifications from several organizations including Black & Veatch, DNV GL, Enertis and RWDI to help validate the quality of our operations and product offerings.
Our corporate headquarters is located in Austin, Texas and we have a training and technology development site in Aurora, Colorado. To assist with our global expansion effort, we have grown our sales and support network abroad, with employees located in Australia, India, the Middle East, China and South-East Asia as of December 31, 2020.
Our Customer Value Proposition
Voyager is built upon a self-powered, two-panel in-portrait design utilizing a 60-meter independent row architecture, which provides numerous advantages to our customers, including:

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Industry-Leading Installation Speed and Low Labor Costs. Voyager requires up to 56% fewer foundations per MW than other competing solutions, or only seven structural foundations, or piles, per row. This results in 15% less steel content in projects using our system. Voyager also utilizes (i) simplified assembly methods that require fewer tools and up to 45% fewer connection points between piles than competing solutions and (ii) our patented panel hanging and self-alignment features, which together result in industry-leading installation speeds. In a study we commissioned in 2020, Eclipse-M, a nationally-recognized construction management consultant, found that Voyager’s installation time is 211 person-hours per MW, a reduction of 41% compared to the industry average of 355 person-hours per MW for the trackers of our leading competitors. In the United States, Australia and parts of Europe, we estimate that this reduced installation time, together with EPC contractors’ savings on materials due to our design methodologies (which are applicable to all sales markets), can result in 1.5-2.0 cents per watt of cost savings as compared to industry-leading one-panel in-portrait and two-panel in-portrait competitors. As such, on a 50 MW system in the United States, this could represent up to $1 million of project savings. We intend to continue to improve on this competitive advantage by further reducing our installation times, as well as installation cost. For example, in 2020, we reduced the installation time of our products by 32% from 2019 and we believe there is an opportunity to further reduce our customers' average installation cost through additional product innovation and installation technique improvements. Faster installation times are an increasingly impactful competitive advantage, as labor is a significant and growing contributor to total solar energy project costs, increasing from 22% in 2015 to 35% for standard 10 MW tracker projects in 2020 (over this same period, equipment costs have decreased from representing 66% to 51% of total costs of these projects), according to a 2020 Wood Mackenzie report. While independent row trackers are typically more expensive due to the higher-technology equipment required for their operation, we believe our independent row design offsets these higher fixed costs with lower installation cost and increased energy production.

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Design Flexibility that Optimizes Solar Panel Density. Voyager has a typical row length of 60 meters, compared to the significantly longer row lengths of some of our competitors’ systems, providing relative site design flexibility. Additionally, the two-panel in-portrait design of Voyager provides twice the number of solar panels across a given length of row compared to one-panel in-portrait systems. This increased panel density allows for greater design flexibility on sites with irregular boundaries, maximizes the use of available land and helps to preserve site environment. We believe these features, combined with the slope and terrain flexibility of Voyager, will be increasingly advantageous moving forward as an increasing percentage of solar projects are developed on sites with irregular boundaries and undulating terrain. Additionally, two-panel in-portrait systems capture more diffuse light due to their increased height as compared to one-panel in-portrait systems, and have higher panel performance from the reduced impact of radiant ground heat.

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Slope and Terrain Flexibility. Our independent row design allows for simplified installation on undulating terrain and irregular site boundaries. With no connection point between sequential rows, unlike linked-row systems, each Voyager row can be positioned without consideration of adjacent rows, enabling optimized row configuration. Additionally, Voyager’s adjustable design mounting allows for installation on terrain with slopes of up to 17.5% grade. This deployment flexibility allows Voyager to maximize solar energy production on sloped terrain while avoiding high grading costs, and our customers have the opportunity to enhance such benefits through the use of our SunPath tracking algorithm that reduces row-to-row shading.

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Structural Design that Optimizes Bifacial Panel Yield. Bifacial panels collect solar energy from both sides of the solar panel, resulting in up to a 9% gain in energy production compared with monofacial panels, according to an ongoing study by NREL. This efficiency improvement over traditional solar panels is driving a significant market shift to the use of bifacial panels, with bifacial panels expected to account for 17% of total installed solar capacity by 2024, quadrupling its share in 2019, according to a 2019 Wood Mackenzie report. We believe Voyager improves bifacial panel yield as compared to one-panel in-portrait systems by approximately 2% due to its structural design that minimizes rear side shading, increases rear side irradiance and improves thermal performance.

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DC Collections Advantages. In utility-scale solar projects, individual solar panels are wired in series into strings of solar panels, which typically consist of approximately 30 individual solar panels per string. Voyager can support four strings of panels per row versus the more common single-axis structure that only

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supports three strings of panels per row. This four string architecture allows for approximately 25% less DC cabling to collect the power from each row, which we believe results in cost savings on materials and labor. In addition, the symmetric four string Voyager architecture isolates strings of panels into four quadrants on the tracker row, with two strings of panels on the east side of the torque tube and two strings of panels on the west side of the torque tube. This symmetric four string architecture allows projects using Voyager to observe significantly less mismatch loss for bifacial panels compared to projects using (i) one-panel in-portrait single-axis trackers or (ii) two-panel in-portrait three string trackers that cannot isolate strings of panels onto a single side of the tracker. We believe Voyager’s reduction in mismatch loss for bifacial panels provides a significant energy production advantage compared to other trackers.
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Site Accessibility. Our two-panel in-portrait architecture maximizes row spacing and allows improved site access for operations and maintenance of the solar energy project or the grounds on which the project is sited. For an equivalent panel density or ground coverage ratio, Voyager provides twice the spacing between rows compared to one-panel in-portrait systems. This increased, open row spacing allows for vehicle access even in the most dense system layouts. Additionally, unlike linked-row systems, our design has no physical barriers that prevent movement between rows, such as movement undertaken during routine ground maintenance, which is important to maintain energy yields from the rear facing panel of bifacial solar panels.

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Performance-Enhancing Software Solution. Voyager uses a motor and slew drive on each row to continuously align the solar panels to the sun through the use of our baseline, proprietary solar tracking algorithm. Our customers also have the option to license our premium performance-enhancing software solution, SunPath, through either recurring payments or a single up-front payment. SunPath uses proprietary algorithms that take into consideration topography, meteorological conditions and other local site conditions to reduce shading on every row and adjust panel positioning to address diffused light conditions (e.g. cloud cover), which results in optimized tracking and solar energy generation. Depending on the dynamics of a specific site and the algorithms utilized, our internal simulations have demonstrated that the SunPath software solution can produce up to an additional 6% energy yield advantage over our base-model Voyager Trackers. Our SunPath software solution was released in the fourth quarter of 2020 and is backward compatible with all previously installed Voyager systems.

Our Competitive Strengths
We believe that the following strengths provide us with a competitive advantage and position us to capitalize on the continued growth of the solar energy and tracker markets:
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Market and Product Positioning. In designing Voyager, we sought to introduce a solution that is differentiated from existing industry solutions and positioned to address the future needs of the solar industry as it continues to develop. In addition to benefitting from the growth in solar energy and the increasing penetration of trackers, we believe we are positioned to benefit from the accelerating adoption of two-panel in-portrait tracker systems, bifacial panels and larger-format or higher-powered bifacial panels. Our two-panel in-portrait solutions are already optimized for bifacial panels. In 2020, we introduced our first Voyager solution designed for the new larger-format panels entering the marketplace and were awarded one of the world’s first larger-format panel projects.

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Management Team with Extensive Renewable Energy Industry Experience. Our management team has global experience across the full solar energy project lifecycle, including project development, finance, equipment supply, construction and operations. Since 2013, our management team has spearheaded the design and delivery of more than 2.7 GW of single-axis tracker equipment, attributable to both the AP90 tracker (and its predecessor product) and Voyager. Our management team’s experience beyond these products includes the development, financing and construction of more than 5.5 GW of utility-scale solar energy projects.

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Multi-Region, Asset-Light Contract Manufacturing Model. Voyager is manufactured through proven and certified contract manufacturing partners. This allows us to scale to meet growing customer demand without intensive capital investment, leading to strong cash flow conversion, all while ensuring the high quality of our products. Our contract manufacturing partners are subject to a rigorous qualification process, which includes third party audits and production monitoring. As of December 31, 2020, we had eight GW

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of annual supply capacity for Voyager Trackers, which is sourced from multiple partners in Asia, Europe and the Americas. Our global supply chain allows us to optimize logistics and lead times for both domestic and international growth. This provides geographic diversity which reduces the impact of trade tariffs and enables the reliable supply of our product.
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Focus on Product Improvement and Technology Innovation. Voyager offers proprietary architecture advances that lower installation cost and improve operational performance. Our management team has a demonstrated history of driving cost reductions through design innovations, such as our patented fast attach panel installation features that reduce labor requirements and complexity. These innovations help us deliver additional value to our customers and improve our competitive positioning. Additionally, we leverage innovative forecasting and modeling platforms and methods to optimize project yield.

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Flexible Capital Structure. We have been able to grow our company without the use of long-term debt as a result of our asset-light contract manufacturing model and by leveraging operating efficiencies. Because we have prudently operated our business since our inception, we have significant capital structure flexibility with which to fund our future growth at an attractive cost of capital. We ended 2020 with a positive net cash position and no long-term debt.

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Engineering Services Offerings. Voyager is augmented by our engineering services offerings that assist customers in optimizing our product and reducing total project costs. The engineering services we offer include power plant design services for array layout and electrical design as well as structural and foundation design, and construction engineering consulting services focused on improving productivity and reducing installation times. In the United States, we provided preliminary design services, including array layout, DC collections and energy modeling, for a leading fully-integrated utility-scale solar developer on their portfolio of projects, which has helped to generate further sales of Voyager Trackers to this customer. In emerging markets, these services can provide assistance to less experienced project developers and EPC contractors in their transition from fixed-tilt projects to tracker projects by removing the design barrier. For example, in Vietnam, we provided design services and construction management on-site consulting to a Vietnamese developer for its first two solar sites.

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Value-Added Project Management Software. In addition to SunPath, our software that is designed to increase energy production from Voyager, we offer two other software solutions to support our customers in project design and development. The project management software solutions can be coupled with Voyager, but can also be utilized by non-Voyager customers. Our software licensing model also provides additional opportunities for engagement and service, which strengthen customer relationships. Our software offering consists of:

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Atlas. Our Atlas software solution provides project developers and solar asset owners with a “one-stop” solution to manage all solar energy projects on a centralized platform. Atlas is a web-based, enterprise-level database that allows users to manage their project portfolio. Atlas includes project management, financial reporting and data management services that enable clear and consistent project execution from early-stage development through commercial operations.

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SunDAT. Our SunDAT software solution enables automated design and optimization of solar panel systems across residential, commercial and utility-scale sites. SunDAT optimizes system layout, equipment hierarchy and energy output based on local site constraints.

Our Growth Strategy
We intend to grow by:
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Increasing Our Market Share in the United States. From the first installation of Voyager in the third quarter of 2019, we have quickly built a strong track record of innovative design, construction efficiency and customer engagement. As of December 31, 2020, we had an estimated U.S. tracker market share of approximately 11%, which was calculated using our MW shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report. We plan to leverage Voyager’s strong value proposition to transition from predominantly contracts for sales for single projects to a mix of such single project sales and contracts for sales for multiple projects with project developers, solar asset

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owners and EPC contractors. We expect to continue to increase our market share in the United States by leveraging our competitive advantages and building upon the strength of our existing customer relationships and our additional relationships within the solar energy industry.
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Expanding Internationally. We believe there is a significant opportunity for us to penetrate additional markets outside of the United States. International markets are experiencing the same benefits from, and trend towards adoption of, trackers as seen in the United States, and represent further upside potential, as these markets have lower tracker penetration today. Cumulative installed capacity outside of the United States is expected to reach approximately 1.7 TW in 2025, up from 775 GW in 2019, according to BNEF NEO. In 2020, we established sales and marketing operations in Asia, the Middle East, North Africa and Australia, and we expect to continue to expand our global footprint in 2021 by establishing similar operations in Latin America and Europe. In addition to our strong product offerings, we believe our growing track record and strong customer relationships will aid our international expansion efforts.

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Enhancing Our Product Capability. We believe that Voyager is well-positioned to continue to adapt to evolving changes in panel technology because it has been engineered to be panel agnostic and designed to be flexible to form. We are intensely focused on continuing to enhance our product performance and positioning. Our initial version of Voyager was marketed for inclusion in projects in regions with maximum wind speeds of 105 mph. Throughout 2020, we have released and contracted to sell two additional versions of Voyager that are marketed for inclusion in projects in regions with maximum wind speeds of both 120 mph and 135 mph, according to a 2019 Black & Veatch report. We expect continued growth in sales of these additional versions of Voyager as solar energy projects are increasingly being constructed in coastal regions that have higher wind speeds. In addition, panel manufacturers continue to advance the efficiency of solar panels through design and manufacturing changes, including, in particular, in the form of bifacial panels and larger-format panels. In 2020, we released Voyager+, our next generation single-axis Voyager Tracker, which is compatible with larger-format panels from a variety of solar panel manufacturers and can incorporate larger solar cells, allowing for increased energy production. We were also awarded one of the world’s first larger-format panel projects.

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Reducing Operating Costs through Operating Leverage. Throughout 2020, we added 118 employees, predominantly in operations and support as well as in general and administrative capacities, as part of the preparation for our expected expansion in the United States and abroad, as well as to facilitate our operations as a public company following this offering. We have historically prioritized establishing operations in the United States to support the growth we have achieved to date. We expect a significant portion of our incremental headcount additions moving forward to be lower-cost employees to support increased sales (such as field service employees), and expect future growth in sales employees to be focused on lower-cost regions, such as Asia. Approximately 40% of our headcount is currently in lower-cost regions outside of the United States and we expect that figure to grow due to both international market penetration as well as back-office support being increasingly located in those areas. We believe that the scalable nature of our corporate workforce, combined with our focus on hiring employees in lower-cost regions in the future, will provide us with operating efficiencies that will enable us to enhance our profitability as we grow.

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Capturing Additional Revenue Streams through Software Services. We believe that our add-on SunPath software, with performance-enhancing algorithms, has the potential to provide significant incremental value to our customers. By introducing SunPath software to our customer base, we believe we can increase our profit margins since SunPath has the potential to provide an additional revenue stream for a de minimis additional cost to us. SunPath is available to our customers either on a recurring fee basis or as a single up-front payment.

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Developing Additional Tracker Services. We believe we have additional opportunities to differentiate ourselves as a solar energy solutions provider to our customers through the introduction of a targeted set of offerings beyond sales of Voyager. Similar to our SunPath software solution that was released in the fourth quarter of 2020, we have the ability to introduce hardware and software upgrades and retrofits as well as preventative maintenance services and extended warranty plans, each of which we believe can generate high margin, recurring revenue that also strengthens customer relationships.

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Growing through Strategic Acquisitions. We believe that our strong balance sheet affords us the opportunity to access the capital markets on favorable terms, which in turn gives us the option to accelerate our growth through strategic acquisitions. We continue to investigate related products, technologies, software and services to further diversify our platform through strategic acquisitions. While the supply of tracker equipment and software services for solar energy projects will remain our core focus, we may explore additional offerings that add value to our customers and deepen our relationships.

Corporate Values and Adherence to Environmental, Social and Governance Principles
We seek to establish market leadership through generating attractive returns and driving customer value with our solar tracker systems and software solutions. Our core values of integrity, accountability, innovation and excellence are central to the way in which we do business. We act with integrity by holding ourselves to the highest legal, ethical and moral standards in every business decision we make. We believe that accountability to our customers and our commitment to meeting their business needs will continue to drive deep long-term relationships. Innovation is at the core of our business as we continuously strive to improve our products, services and processes. We are committed to delivering excellent results at every stage of the solar energy project lifecycle, and we relentlessly drive to improve the quality of our products and services.
Additionally, we recognize the importance of environmental stewardship, cultivating sustainable relationships with our employees, manufacturers and the communities where we operate, and accountability of our leadership to our stakeholders. As a renewable energy company, we are passionate about our role in facilitating the global transition away from fossil fuel energy sources and towards renewable energy sources. We intend to continue building our business and shaping our corporate culture by taking into account ESG principles applicable to our company. For example, we have received International Standards Organization (“ISO”) 14001:2015 environmental management system certification and ISO 9001:2015 quality management system certification at our corporate headquarters. ISO 14001:2015 and ISO 9001:2015 are globally recognized standards for environmental and quality management systems that provide a voluntary framework to identify key environmental and quality aspects within businesses. We are currently applying for ISO’s Occupational Health and Safety Management certification, ISO 45001:2018. Our contract manufacturing partners also undergo a qualification process to remain on our approved vendor list, which includes a review and assessment of their environmental performance. See “Our Business – Our Manufacturing and Supply Chain” below.
Electricity generation from fossil fuel sources results in a significant amount of greenhouse gas and particulate matter emissions, and our offering as a renewable solar energy-based solution helps mitigate this impact by acting as a replacement for such polluting sources. Our 1.9 GW of installed capacity represents the elimination of 3.3 million tons of carbon dioxide, 2,457 tons of sulfur dioxide, 2,602 tons of nitrous oxide and 232 tons of particulate matter under 10 microns of emissions from electricity generation in the United States in 2019, according to data provided by the United States Energy Information Administration and Environmental Protection Agency. As we grow our business, we recognize the continued impact our product offering will have on the reducing the overall emissions of electricity generation around the world.
SunPath Software Solution
The additional energy yield SunPath can provide to our customers and owners of solar energy projects depends on the specifics of the site where it is implemented. SunPath consists of two primary algorithms:
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Terrain-Based Tracking. This feature enables Voyager to reduce shading on sloped terrain sites during morning and afternoon backtracking. Elevation data is captured by a drone survey during site commissioning and then stored within each Voyager Tracker that utilizes the SunPath software. Using elevation information for each row in the tracker system allows this algorithm to calculate the daily setpoint angles to minimize row-to-row shading and maximize energy output.

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Diffuse Light Optimization. This feature enables Voyager to maximize energy yield during diffuse light conditions created by elements such as clouds, fog, smoke and sand. Typically, trackers try to angle themselves as close to perpendicular to the sun’s position as possible, but during diffuse light conditions, it is advantageous to position the tracker at a flatter or lower angle. This algorithm uses short-term irradiance forecasts based on satellite imagery to determine when a diffuse light condition will exist, and

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then positions Voyager Trackers that utilize the SunPath software at the angle that maximizes energy output. Our method is unique because it is a purely software-driven optimization with no reliance on on-site sensors that require regular maintenance and cleaning.
We have several additional features of SunPath under various stages of development and implementation. We intend to continue to develop the features of the SunPath software to further maximize the energy output of Voyager Trackers utilizing the SunPath software, contributing to increased efficiency gains over our base-model Voyager Trackers.
Our Customers
We currently offer tracking and software solutions targeting the utility-scale solar energy markets to current and potential customers in the United States, Asia, the Middle East, North Africa and Australia, and we aim to continue to expand our global footprint in Latin America and Europe.
Of our approximately 140 tracker, software and engineering services customers, our primary ones are located in existing markets and include project developers, solar asset owners and EPC contractors. We also work closely with other project-level stakeholders, including independent engineers, project lenders, tax equity providers, insurers and mechanical subcontractors. Solar tracker procurement for utility-scale solar energy projects is often the responsibility of either the EPC contractor or the project developer, depending on the structure of the project. As a result, our largest customers are EPC contractors that construct multiple projects for many developers. As project development becomes more competitive, however, project developers and solar asset owners are increasingly purchasing Voyager directly and relying on EPC contractors for installation. In 2019, approximately 64% of our revenue (excluding revenue attributable to software sales) was attributable to EPC contractors and 36% to project developers, while in 2020, approximately 50% of such revenue was attributable to EPC contractors and 50% to project developers. We expect our revenue profile to continue to trend more toward project developers in the future. Our two largest customers collectively accounted for approximately 80% of our revenue in 2019 and 40% of our revenue in 2020. As a result of this heavy reliance on existing customer referrals, the pre-sales and post-sales process is deeply focused on execution and customer satisfaction.
We work with many of the leading EPC contractors and project developers in the United States. Our customers currently represent 60% of the top 15 EPC contractors in 2019-2020 in terms of MW installed. A key element of our sales and marketing strategy is establishing and maintaining close relationships with our customers. We are seeking to deepen these relationships through master supply agreements or multi-year procurement contracts with our customers for the purchase of larger volumes of solar trackers. For example, our largest customer in 2019 was an EPC contractor that used the trackers it purchased in multiple solar energy projects for three different project developers.
Sales and Marketing
Our sales and marketing strategy is focused on clear communication with and education of all necessary stakeholders involved in the financing, procurement, construction and operation of the solar asset to whom we are providing our products and services, with the objective of positioning Voyager as the market leading two-panel in-portrait solution for global utility-scale solar energy projects. We interface and engage with new customers through a combination of direct marketing and sales efforts, training and education, including by providing independently-sourced reporting materials, and sponsorship of industry conferences and events. These efforts are closely tied to the sales cycle of Voyager, producing core deliverables and messaging at each step of the sales process. For our customers that are project developers and solar asset owners, we emphasize the total cost of ownership of a Voyager Tracker and, for our customers that are EPC contractors, we emphasize our lean construction methodologies, logistics tracking and management, and installation cost savings.
Our current marketing channels for new customers consist of leveraging existing references for new business (for example, existing EPC contractor customers introducing us to project developers and solar asset owners and vice versa), industry conferences and events, request for proposals, in-person training, press releases, our website and our social media presence. As a result, the sales process primarily revolves around direct customer proposals and engagement, targeted marketing campaigns and participation in request for proposals. The sales cycle with our customers typically ranges from one to six months. We plan to expand our marketing efforts through webinars, global publications, installation training videos and participation in industry groups.

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In addition, we believe that the significant and continued growth in our installed base of Voyager Trackers creates opportunities to sell additional products, software and services that are related to, and provide operational enhancements for, Voyager Trackers. Our strategy is to introduce a targeted set of offerings over time (similar to the SunPath offering that was released in the fourth quarter of 2020), including hardware and software upgrades and retrofits, as well as preventative maintenance services and extended warranty plans, each of which we believe can generate high margin, recurring revenue.
Our sales team is incentivized to sell Voyager Trackers and services through a standardized commission program. All sales activities are meticulously logged in Salesforce to accurately track and monitor near- and long-term project pipeline.
As of December 31, 2020, our sales and marketing organization included 13 employees in 6 countries. In the United States, Asia, the Middle East, North Africa and Australia, our tracker technology, software and engineering services are actively being marketed by our sales team.
We plan to continue increasing our presence in the United States, as well as expanding globally. Since our inception, we have sold our tracker products to customers located in North America, Australia, Europe and Asia, although historic sales of Voyager Trackers have been heavily concentrated in the United States. In 2021, we have been awarded orders in Australia.
Training and Customer Support
Our training and customer support team is led by veterans of the utility-scale renewable energy industry having multiple GW of solar experience across the value chain from green field development through lean construction execution, culminating in operations and maintenance. With our experience and expertise in solar PV utility-scale construction, our customers rely on us as a thoughtful partner who will put the needs of the project first and use the problem-solving techniques we have developed through our collective experience to individualize and optimize customer solutions.
Our dedication to training and customer support transcends the traditional supplier transactional relationship. We strive to bond with our customer project teams, offering our customers the opportunity to attend our hands-on, multi-day “Voyager Certification” training hosted at our Aurora, Colorado technology development site that focuses on assembly techniques, construction methods, crew size and work flow optimization to enable our customers to achieve exceptional on-site execution. Following the Voyager Certification training, we currently enable all of our customers to elect to have us travel to the customer site and provide another hands-on, multi-day installation training with our customers’ contractors or subcontractors, which ensures that solar construction best practices enabled by Voyager’s design are recognized and practiced.
During “cold-commissioning,” which occurs after a customer’s array panels are installed but prior to energization, we currently offer a dedicated team for a multi-day training on our commissioning and distill commissioning activities down to a “plug and play” familiarity in a manner that provides automatic progress updates to an executive dashboard in real time. This process increases visibility and the “cold-commissioning” process allows for additional hands-on experience with Voyager’s system, providing customers with testing and troubleshooting tools early in the life-cycle of the project.
Lastly, the owner of the project can benefit from the operations and maintenance training that we offer, where we walk them through basic operations, simple on-site repairs and troubleshooting, as well as introduce them to our request for information system, which has been widely commended by our customers. This training ensures that customers have access to the tools to operate their solar project successfully and the means to escalate an issue, should help be required.
Our Manufacturing and Supply Chain
We have designed a multi-regional, diversified supply chain, supported by our contract manufacturing partners. This approach is designed to minimize material movement and maximize delivery of large product volumes globally. Our global supply chain professionals have a combined 150 years of experience at leading solar energy companies with global supply chains. Our supply chain team is integrated into our processes during design and manages material flow and customer communication through delivery to project sites.

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Contract Manufacturers. All Voyager components are built to our specification. Based on set criteria, we select contract manufacturers from countries around the world that are well versed in component engineering and change management and stand behind their craftsmanship by providing warranties on defects to support the warranties we provide to our customers. As of December 31, 2020, we had 31 manufacturing partners across 12 countries. Our contract manufacturers undergo a rigorous and continuous qualification process to remain on our approved vendor list, including an evaluation of their business practices. We verify that our contract manufacturers are ISO certified for ISO 14001:2015 (environmental management system certification), ISO 9001:2015 (quality management system certification) and ISO 45001:2018 (occupational health and safety management certification). We also perform due diligence to confirm that our contract manufacturers are in compliance with the FCPA and applicable child labor laws.

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Logistics. We select our logistics providers based on similar criteria that we use to select our contract manufacturers. We partner with a leading global third party logistics provider to support our logistic operations. This partnership allows us to develop flexible delivery plans that can accommodate the specific site and construction needs of our customers.

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Capacity. We maintain supply source redundancy to help protect our customers from disruptive risks. We have sized our supply chain to meet the variability and seasonality of our customers and industry. We currently have eight GW of annualized supply capacity and seek to deliver a 100% tariff-free solution to our U.S. customers by sourcing supply from qualified manufacturers that are located outside tariff zones and who satisfy our qualification specifications.

Research and Development
Innovation is a core value of our company. We invest substantially in research and development (“R&D”) to enhance and expand our product and services portfolio and to drive value to our customers by improving site yield, reducing total installation cost and improving installation speeds. We implement a rigorous process to evaluate new initiatives, define and measure market opportunities and assess program value, before launching a structured phase-gate process for new product and services introduction.
As of December 31, 2020, our R&D department accounted for approximately 24% of our headcount. 95% of these employees hold engineering or science degrees and 39% of these employees also hold either a master’s degree or a PhD. Our R&D team has expertise and industry experience in structural design, civil engineering, software and electronics engineering and communication networks. We also work with third party industry experts for product validation, performance testing and certification of new products.
Intellectual Property
The protection of our technology and intellectual property is an important aspect of our business. We seek to protect our intellectual property rights through patent, trademark, copyright and trade secret laws, as well as through confidentiality agreements and non-disclosure agreements. We generally enter into confidentiality and invention assignment agreements with our employees and independent contractors to control access to, and clarify ownership of, our proprietary information. We have also entered into agreements with third parties, including with respect to one third party an exclusive license agreement, pursuant to which we received certain rights to use the intellectual property of those third parties. We also require other third parties who may have access to our proprietary technologies and information to enter into non-disclosure agreements.
As of December 31, 2020, we had one U.S. trademark registration, five U.S. applications for trademark registration, 45 issued U.S. patents, nine issued non-U.S. patents, six patent applications pending for examination in the United States and nine patent applications pending for examination in other countries related to panel attachments, solar tracking algorithms, related design and assembly methods, and software solutions. As of December 31, 2020, we believe that Voyager and SunDAT are covered by certain of our issued or pending U.S. and non-U.S. patents and patent applications, and that we have other issued or pending U.S. and non-U.S. patents and patent applications that may contain claims that could be practiced by our current or planned products. Our issued U.S. patents are expected to expire between 2022 and 2039.

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Government Incentives
Federal, state, local and foreign government bodies provide incentives to owners, end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments of renewable energy credits associated with renewable energy generation and an exclusion of solar energy systems from property tax assessments. The market for grid-connected applications, where solar power is sold into organized electric markets or pursuant to power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary by geographic market and from time to time. The following is a summary of certain major current government subsidies and economic incentives that our customers and owners of solar energy projects may take advantage of.
Investment Tax Credit
The most notable incentive program to our U.S. business is the ITC for solar energy projects, which allows taxpayers to offset their federal income tax liability by a certain percentage of their cost basis in solar energy systems placed in service for commercial use. Under existing tax law, the ITC is 30% for projects that began construction prior to 2020 and are placed in service before 2024, and is reduced to 26% for projects that began construction in 2020, 2021 or 2022 and are placed in service before 2026, to 22% for projects that began construction in 2023 and are placed in service before 2026 and to 10% for projects that began construction after 2023 or placed in service after 2025 regardless of when construction began.
The year in which the solar energy project is deemed to have begun construction is the relevant year for determining the applicable ITC rate under the U.S. Internal Revenue Service (“IRS”) rules. The IRS rules provide that construction begins in the year in which a taxpayer either (i) commences physical work of a significant nature on the project site or on a project equipment or (ii) pays or incurs at least 5% of the total qualifying project cost of the solar energy project (the “5% Safe Harbor”). Under the 5% Safe Harbor, the taxpayer may choose to satisfy the requirement by purchasing equipment, and the IRS rules generally require that the taxpayer receive delivery of the purchased equipment within three and a half months after payment.
Renewable Portfolio Standards
RPSs are another set of policies designed to increase the use of renewable energy sources for electricity generation. In the United States, 30 states and the District of Columbia have implemented RPSs, which require a specified percentage of the electricity sold by utilities to come from renewable resources by a certain date. While many state targets are between 10% and 45%, 14 states have targets of 50% or greater.
FiT and other Incentives
A feed-in-tariff (“FiT”) is another type of incentive that pays owners of renewable energy systems, including solar energy systems, a certain amount per unit of electricity they generate and provide to the grid. These incentives are often at above-market fixed-prices that are locked in over contract periods of 10 to 20 years. The key difference between FiTs and other solar energy incentives, such as the ITC, is that FiTs are based on the amount of electricity produced in a given solar energy system, as opposed to being based on the amount of money invested in a solar energy system. While FiTs are relatively rare as a solar policy mechanism in the United States (with only a handful of states offering them), they are more common internationally.
Additional renewable energy incentives may exist in or be developed inside or outside of the United States which could benefit us as we expand our business. As our international sales grow and our global footprint expands, our customers and owners of solar energy projects may have access to incentives for solar energy projects, such as FiTs, tax deductions and grants toward equipment purchases. For example, Vietnam has adopted corporate income tax regulations that provide a preferential tax rate for income from investment in the production of renewable energy, clean energy and waste-to-energy process.
Seasonality
Our revenue may be impacted by seasonality and variability related to ITC step-downs and construction activity. We expect customer purchasing to be impacted by ITC step-downs and project construction activity in the United States and the rest of the world is lower in colder months depending on geographic location. Given that the

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installation of Voyager Trackers requires setting foundations in the ground, it is more costly to our customers to install trackers when the ground is frozen. As a result, depending on the timing of revenue recognition, both these factors could impact our total revenue from one period to another. We expect our total revenue to continue to be impacted by these factors (i) in the case of the ITC step-downs, once they resume after 2022 and until they cease in 2024 and (ii) in terms of seasonality related to cold weather months, until our expansion into areas with traditionally warmer climates results in less pronounced seasonal variations in our revenue profile.
Competition
The tracker industry is highly specialized and dominated by a relatively small number of companies. Our direct tracker competitors include Array Technologies, Inc. and NEXTracker Inc. We also compete indirectly with manufacturers of fixed-tilt mounting systems. We compete on the basis of product performance and features, total cost of ownership (usually measured by LCOE), reliability and duration of product warranty, sales and distribution capabilities, training and customer support.
Human Capital Resources
As of December 31, 2020, we had 178 full-time employees. Of these employees, 43 were engaged in R&D, 13 in sales and marketing, 90 in operations and support and 32 in general and administrative capacities. Of our employees, 108 were based in the North America, 67 were based in Asia, of which three were based in China, one was based in the Middle East and two were based in Australia. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.
Our human capital resources objectives include, as applicable, recruiting, retaining, incentivizing and integrating our existing and future employees. Our compensation program is designed to attract, retain and motivate highly qualified employees and executives. We use a mix of competitive base salary, performance-based equity compensation awards and other employee benefits. The health and safety of our employees are of primary concern. During the COVID-19 pandemic, we have taken significant steps to protect our workforce including but not limited to, working remotely when feasible and implementing social distancing protocols consistent with guidelines issued by federal, state and local governments.
Facilities
Our corporate headquarters is located in Austin, Texas, in an office consisting of approximately 5,181 square feet of office space. We have a lease on our corporate headquarters, which expires on August 31, 2023.
In addition to our corporate headquarters, we lease approximately 5,300 square feet of warehouse space and 1,100 square feet of sales and support office space in Brendale, Australia and 2,500 and 2,860 square feet of sales and support office space in Hyderabad and Bangalore, India, respectively. We are also a member of SolarTAC, a collaborative research facility aimed at advancing proprietary and collaborative research projects to support the growth of individual solar energy companies as well as the solar industry as a whole. Through our SolarTAC membership, we have access to a development sandbox of 174,240 square feet in Aurora, Colorado that we primarily use for customer training, product development and certification.
We outsource all manufacturing to contract manufacturing partners and currently do not own or lease any manufacturing facilities.
We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.
Legal Proceedings
From time to time, we are subject to routine legal proceedings in the normal course of operating our business. As of the date of this prospectus, we are not involved in any material legal proceedings.

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MANAGEMENT
Our Executive Officers and Board of Directors
As of the date of this prospectus, we have not determined who will be our directors at the time of this offering, other than Anthony P. Etnyre, who will continue to serve as our Chief Executive Officer and as a member of our board of directors. In subsequent amendments to this prospectus, we will identify the individuals who will be our other directors at the time of this offering and provide the relevant disclosures regarding such individuals. The following sets forth, as of the date of this prospectus, information regarding individuals who are expected to serve as our executive officers and directors at the time of this offering.
Name	Age	Position
Anthony P. Etnyre	51	Chief Executive Officer, Director
Patrick M. Cook	37	Chief Financial Officer
Nagendra Cherukupalli	61	Chief Technology Officer
David Springer	52	Executive Vice President, Field Operations
Ali Mortazavi	61	Executive Vice President, Global Sales and Marketing
Jay B. Grover	59	Vice President, Supply Chain
Kristian Nolde	44	Vice President, Marketing and Strategy
Anthony P. Etnyre has served as our President and Chief Executive Officer since May 2019. Mr. Etnyre has been with FTC Solar since inception in January 2017 and served as Vice President of Operations and Business Development prior to assuming his current role. From October 2013 to December 2016, Mr. Etnyre held multiple positions at SunEdison, Inc. (“SunEdison”), including Vice President of the Solar Module Business Unit and Vice President of Design Engineering. From August 1997 to September 2013, Mr. Etnyre held multiple engineering and operations leadership roles at Motorola/Freescale, including Director of Business Operations for Freescale’s global semiconductor factories and leading the Oak Hill, Texas Wafer manufacturing factory. Mr. Etnyre, a graduate of the United States Military Academy at West Point, began his career in the US Army as an Infantry Officer serving in multiple leadership positions in the XVIII Airborne Corps. Mr. Etnyre was selected to serve on our board of directors based on his role as President and Chief Executive Officer and his extensive management experience in the solar energy industry.
Patrick M. Cook has served as our Chief Financial Officer since July 2019. Immediately prior to becoming our Chief Financial Officer, Mr. Cook worked in the corporate finance division of Dot Foods. From 2011 to 2017, Mr. Cook held multiple positions at SunEdison, including Vice President of Capital Markets and Corporate Finance and Treasurer of the Solar Energy Business Division. From 2006 to 2011, Mr. Cook held multiple leadership roles within Bank of America’s Structured Finance division, including Vice President of Structured Finance. Mr. Cook holds a Bachelor of Science degree in finance and quantitative methods from Bradley University.
Nagendra Cherukupalli has served as our Chief Technology Officer since January 2018 responsible for Voyager Tracker and software R&D. From 2008 to 2018, Mr. Cherukupalli worked in the renewable energy space at SunEdison and other startups where he was a chief technology officer and worked to define new products and solutions for utility scale and commercial and industrial spaces. As a Vice President at Cypress Semiconductor Corporation (“Cypress”) from 2001 to 2008, Mr. Cherukupalli was responsible for new semiconductor product designs. Mr. Cherukupalli started his career at AT&T Bell Labs as a Member of Technical Staff from 1985 to 1990 and worked on complex algorithms for the EDA industry at Cadence Design Systems and other startups from 1990 to 2001. Mr. Cherukupalli is currently a Senior Member of the IEEE (Institute of Electrical and Electronics Engineers), holds a degree in electronics from India, a Master of Science degree and a Ph.D. degree in computer science, each from the Illinois Institute of Technology, and is a graduate of the Stanford Executive Program at Stanford Graduate School of Business.
David Springer is one of our co-founders and has served as our Executive Vice President, Field Operations since May 2019. Mr. Springer previously served as our Chief Executive Officer from January 2017 to May 2019. From 2013 to 2016, Mr. Springer was the Chief Operating Officer of Solar Materials at SunEdison. From 2011 to 2013, Mr. Springer was the Vice President of Manufacturing at MEMC Electronic Materials Inc. From 2005 to 2011, Mr. Springer held multiple leadership positions, including Vice President of Manufacturing Operations, at Freescale Semiconductor, Inc. Mr. Springer has also served as a Navy submarine officer. Mr. Springer has a Bachelor of Science degree in engineering from the United States Naval Academy.

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Ali Mortazavi has served as our Executive Vice President, Global Sales and Marketing since February 2021. Immediately prior to our team, Mr. Mortazavi served as a Business Manager in charge of the Consumer Products Business Unit at Maxim Integrated Products Inc. (“Maxim”) since 2001. At Maxim, Mr. Mortazavi was Vice President and General Manager of several business units in Consumer, Computing, Industrial, Communications and Automotive, as well as Vice President of Business Operations managing global distribution, pricing, demand planning and sales operation organizations. Prior to joining Maxim, Mr. Mortazavi was Design Manager and subsequently Director of Sales at Epson Electronics America, Inc. Mr. Mortazavi holds a Bachelor of Science degree and a Master of Science degree in chemical engineering and a Ph.D. degree in electrical engineering, each from the University of California at Davis.
Jay B. Grover has served as our Vice President, Supply Chain since May 2019, after joining our team in October 2017 as our Sr. Director of Supply Chain. From 2010 to 2017, Mr. Grover served as the Sr. Director of Global Logistics at SunEdison. From 2005 to 2010, Mr. Grover served as the Chief Operations Officer for FlipChip International, where he had full profit and loss responsibilities across multiple international business units. From 1997 to 2005, Mr. Grover served as President of Neltec, a wholly-owned subsidiary of Park Electrochemical, manufacturing a full line of products for the printed wiring board industry, where he had full profit and loss responsibilities for three international business units. Prior to 1997, Mr. Grover served in a number of executive management roles in the areas of plant operations, business development and business acquisition.
Kristian Nolde has served as our Vice President, Marketing and Strategy since July 2020. Mr. Nolde is responsible for our strategic direction, including M&A activities, as well as Marketing, Product Management, and Data and Analytics. Prior to joining our team, Mr. Nolde was an Associate Partner with McKinsey & Company ("McKinsey"). During his time with McKinsey from 2012 to 2020, Mr. Nolde worked with many leading power electronics and solar companies, working with them on accelerated growth transformations. Before joining McKinsey, Mr. Nolde worked as a systems developer for Amplitude Capital AG. Mr. Nolde holds a Bachelor of Science degree in general engineering sciences from Hamburg University of Technology and a Ph.D. degree in electrical engineering from the Swiss Federal Institute of Technology in Zurich.
Election of Officers
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Composition of our Board of Directors
Our board of directors currently consists of     directors.
After this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our current directors will be divided among the three classes as follows:
•	the Class I directors will be and their initial terms will expire at the annual meeting of stockholders to be held in ;
•	the Class II directors will be and their initial terms will expire at the annual meeting of stockholders to be held in ; and
•	the Class III directors will be and their initial terms will expire at the annual meeting of stockholders to be held in .
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Any increase or decrease in the number of directors will be distributed evenly among the three classes so that each class will consist of as near an equal number of directors as possible. This classification of our board of directors may have the effect of delaying or preventing a change in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Classified Board of Directors.”

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Director Independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that     ,      and      are each an “independent director,” as defined under the Exchange Act and the rules of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Background and Experience of Directors
Upon completion of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:
•	personal and professional integrity;
•	ethics and values;
•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;
•	experience in the industries in which we compete;
•	experience as a board member or executive officer of another publicly held company;
•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;
•	conflicts of interest; and
•	practical and mature business judgment.
Board Committees
Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Upon completion of this offering, our audit committee will consist of     ,      and     , with      serving as chair. Our audit committee will be responsible for, among other things:
•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;
•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal controls over financial reporting processes;

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•	assisting the board of directors in monitoring the performance of our internal audit function;
•	reviewing with management and our independent auditors our annual and quarterly financial statements;
•
reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and/or ratification of such transactions;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.
The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.     ,      and      qualify as independent directors for purposes of serving on the audit committee under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. Each member of our audit committee also meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that     will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at https://ftcsolar.com substantially concurrently with the completion of this offering. The information our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Upon completion of this offering, our compensation committee will consist of     ,      and     , with      serving as chair. The compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;
•	appointing and overseeing any compensation consultants;
•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;
•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and
•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.
Our board of directors has determined that     ,      and      meet the definition of “independent director” for purposes of serving on the compensation committee under Nasdaq rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at https://ftcsolar.com substantially concurrently with the completion of this offering. The information our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

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Nominating and Corporate Governance Committee
Upon completion of this offering, our nominating and corporate governance committee will consist of     , and     , with     serving as chair. The nominating and corporate governance committee will be responsible for, among other things:
•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
•	overseeing the evaluation of the board of directors and management;
•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•	recommending members for each committee of our board of directors.
Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at https://ftcsolar.com substantially concurrently with the completion of this offering. The information on our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee will have at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.
Code of Ethics
Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be posted on our website, https://ftcsolar.com. Our code of business conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of the code on our website. The information on any of our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

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EXECUTIVE AND DIRECTOR COMPENSATION
We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year ended December 31, 2020 (the “2020 Fiscal Year”).
Our named executive officers for the 2020 Fiscal Year, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2020, are as follows:
•	Anthony P. Etnyre, Chief Executive Officer;
•	Patrick M. Cook, Chief Financial Officer;
•	Jay B. Grover, Vice President, Supply Chain.
Summary Compensation Table
The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2020 Fiscal Year.
2020 SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Anthony P. Etnyre Chief Executive Officer	2020	336,369	188,622	5,374,000	0	0	11,577	5,910,568
Patrick M. Cook Chief Financial Officer	2020	283,812	134,200	1,343,500	0	0	11,450	1,772,962
Jay B. Grover Vice President, Supply Chain	2020	233,221	90,570	2,687,000	0	0	11,577	3,022,368
(1)
Amounts in this column reflect salary paid to the Named Executive Officers with respect to the 2020 Fiscal Year. See the section entitled “Employment Agreements with Named Executive Officers” below for additional details.

(2)	Amounts in this column reflect the discretionary cash bonuses paid to the Named Executive Officers with respect to the 2020 Fiscal Year.
(3)
Amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock awards granted to the Named Executive Officers with respect to the 2020 Fiscal Year. For additional information regarding the calculation of this amount and related assumptions, see Note     to our consolidated financial statements for the year ended December 31, 2020 under the heading “   ” in this registration statement. For Messrs. Etnyre, Cook and Grover, this amount includes a special, one-time recognition grant of restricted stock units that will only be settled in the form of shares of our common stock upon the occurrence of a “Liquidity Event,” which includes the effectiveness of the registration statement in this offering. See the section entitled “2020 Equity Grants—Recognition Awards” below for additional details.

(4)
Amounts in this column reflect the annual performance-based bonuses paid to the Named Executive Officers with respect to the 2020 Fiscal Year. No awards were payable based on the “Critical Success Factors” established for 2020.

(5)
Amounts in this column reflect (i) in the case of Mr. Etnyre, $11,400 in 401(k) plan matching contributions made on his behalf during the 2020 Fiscal Year and the following insurance premiums made on his behalf during the 2020 Fiscal Year: $117 to MetLife Life Insurance and $60 to Insperity Life Insurance, (ii) in the case of Mr. Cook, $11,450 in 401(k) plan matching contributions made on his behalf during the 2020 Fiscal Year and (iii) in the case of Mr. Grover, $11,577 in 401(k) plan matching contributions made on his behalf during the 2020 Fiscal Year.

Employment Agreements with Named Executive Officers
Each of our Named Executive Officers was a party to an employment agreement with us during the 2020 Fiscal Year, as described in greater detail below.

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Mr. Etnyre’s Employment Agreement
We entered into an employment agreement on January 16, 2017 with Mr. Etnyre who currently serves as our Chief Executive Officer. The employment agreement provides that Mr. Etnyre will receive an annual base salary, which may be adjusted in our sole discretion, and also provides that Mr. Etnyre will be eligible to participate in our annual profit sharing incentive plan. Mr. Etnyre’s current base salary is $342,400, effective as of April 2020. The employment agreement provides that Mr. Etnyre’s employment with us is “at will” and may be terminated at any time by either party by providing written notice to the other party. We anticipate that Mr. Etnyre’s employment agreement will be amended prior to the effectiveness of this offering.
Mr. Cook’s Employment Agreement
We entered into an employment agreement on July 1, 2019 with Mr. Cook who currently serves as our Chief Financial Officer. The employment agreement provides that Mr. Cook will receive an annual base salary, which may be adjusted in our sole discretion, and also provides that Mr. Cook will be eligible to participate in our annual profit sharing incentive plan. Mr. Cook's current base salary is $288,900, effective as of April 2020. The employment agreement provides that Mr. Cook's employment with us is “at will” and may be terminated at any time by either party by providing written notice to the other party. We anticipate that Mr. Cook's employment agreement will be amended prior to the effectiveness of this offering.
Mr. Grover’s Employment Agreement
We entered into an employment agreement on September 22, 2017 with Mr. Grover who currently serves as our Vice President, Supply Chain. The employment agreement provides that Mr. Grover will receive an annual base salary, which may be adjusted in our sole discretion, and also provides that Mr. Grover will be eligible to participate in our annual profit sharing incentive plan. Mr. Grover's current base salary is $236,250, effective as of April 2020. The employment agreement provides that Mr. Grover's employment with us is “at will” and may be terminated at any time by either party by providing written notice to the other party. We anticipate that Mr. Grover's employment agreement will be amended prior to the effectiveness of this offering.
We anticipate entering into new employment agreements with the Named Executive Officers in connection with the offering. We will include the relevant disclosures in subsequent amendments to this registration statement as such information becomes available.
Each of our employees, including each of the Named Executive Officers, also signs a Propriety Information and Inventions Agreement with us.
2020 Bonus Arrangements
Our officers including the Named Executive Officers are eligible to participate in our annual incentive plan and to earn an annual bonus based on our financial performance as well as individual performance during the relevant year. Depending on the level of achievement and the resulting funding of the Company-wide bonus pool, the board of directors determines bonus eligibility for Mr. Etnyre, and Mr. Etnyre determines bonus eligibility for each other Named Executive Officer. As established for 2020, each Named Executive Officer could earn a target bonus amount equal to: 100% of base salary for Mr. Etnyre, 65% of base salary for Mr. Cook and 65% of base salary for Mr. Grover. During 2020, the performance metrics established under our incentive plan were our “Critical Success Factors,” a set of metrics related to safety/environmental, quality, delivery, revenue, financials, people/HR, products/solutions (including R&D) and long-term value, which are approved by our board of directors and which we track throughout the year. Following the close of the 2020 Fiscal Year, the board of directors determined that the threshold level of achievement of the Critical Success Factors had not been met, resulting in no funding of the Company-wide bonus pool. Despite the non-achievement of such threshold level, the board of directors authorized a one-time discretionary cash bonus pool of approximately $2.1 million for employees in recognition of our achievements during 2020, particularly in light of the challenges posed by the COVID-19 pandemic. The $2.1 million pool was particularly used to make one-time cash bonus payments to our Named Executive Officers, as shown in the Summary Compensation Table.

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2020 Equity Grants
In General. Since 2017, we have granted equity based compensation in the form of stock option awards, restricted stock awards and restricted stock unit awards to key employees, including Messrs. Etnyre, Cook and Grover, under the 2017 Stock Incentive Plan (the “2017 Plan”), described further below. The number of shares of our common stock underlying these awards granted to our Named Executive Officers are detailed in the Outstanding Equity Awards at 2020 Fiscal Year-End table below and the grant date fair value of awards made in 2020 to the Named Executive Officers is set forth in the Summary Compensation Table above. Except as described for special recognition awards and the restricted stock held by Mr. Etnyre, each as described below and in respect of certain restricted stock awards made to Mr. Etnyre, awards made to our Named Executive Officers under the 2017 Plan generally vest over a four-year vesting period, with one quarter of the award vesting on the first anniversary of the grant date and 1/48 of the award vesting each month thereafter on the anniversary until the end of the four-year vesting period, based on continued employment.
Recognition Awards. In July 2020, our board of directors approved the grant of special, one-time awards of restricted stock units (“RSUs”) to our Named Executive Officers, as well as a broad base of our employees, which were made possible by a contribution of 1,200,080 shares owned by Ahmad Chatila to us. These awards were made by us under the 2017 Plan and were intended to show the founder’s and our deep appreciation and recognition of the employees’ efforts and contributions towards our success. These special recognition awards fully vested upon the completion of a “Liquidity Event” is achieved prior to June 29, 2022, and will settle and be paid in the form of shares of our common stock as soon as reasonably practicable following the occurrence of such Liquidity Event. A “Liquidity Event” means (i) a “change of control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) the effective date of a filing of a registration statement on Form S-1 with the SEC. Accordingly, the recognition awards granted to Messrs. Etnyre, Cook and Grover will settle and be paid out in connection with the effectiveness of the registration statement in this offering.
Restricted Stock Awards. Mr. Etnyre entered into a stock purchase agreement with us relating to the award of 100,000 restricted shares of our Common Stock on January 9, 2017, which vested in four equal annual installments commencing on February 1, 2018. The restricted stock awards were 100% vested as of February 1, 2021.
Pension and Non-Qualified Deferred Compensation Plans
We do not maintain a pension plan or non-qualified deferred compensation plan for any of our Named Executive Officers.
Outstanding Equity Awards as of 2020 Fiscal Year End
The following table provides information regarding unexercised stock option awards and unvested or unearned stock awards held by our Named Executive Officers as of December 31, 2020.
OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END TABLE
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Anthony P. Etnyre	39,583	60,417	0	3.92	5/09/2029	25,000	671,750	200,000	5,374,000
Patrick M. Cook	53,125	96,875	0	3.92	11/3/2029	0	0	50,000	1,343,500
Jay B. Grover	39,583	10,417		0.57	03/13/2028
	3,958	6,042	0	3.92	05/08/2029	0	0	100,000	2,687,000

CONFIDENTIAL TREATMENT REQUESTED
(1)
The stock option awards for our Named Executive Officers have a four-year vesting period, with one quarter of the award vesting on the first anniversary of the grant date and 1/48 of the award vesting each month thereafter on the anniversary until the end of the four-year vesting period, based on continued employment.

(2)	This column indicates shares of restricted stock that had not vested as of December 31, 2020. On February 1, 2021, such 25,000 shares of restricted stock vested.
(3)	Based on the valuation of $26.87 per share of our common stock as of December 31, 2020.
(4)
The restricted stock units disclosed in this column are vested, subject to the performance condition which requires that a “Liquidity Event,” (as defined in the RSU award agreement) must occur on or before June 29, 2022 in order for the award to settle. This offering will qualify as a “Liquidity Event” and result in the settlement of the restricted stock unit awards in the form of shares of our common stock on a one-for-one basis. For more information regarding these recognition grants, see the section entitled “2020 Equity Grants—Recognition Awards.”

(5)	Based on the valuation of $26.87 per share of our common stock as of December 31, 2020.
Equity Compensation Plans
FTC Solar, Inc. 2017 Stock Incentive Plan
In January 2017, our board of directors adopted the 2017 Plan, which allows us to grant an array of equity-based awards to our named executive officers, other employees, consultants and outside directors. The purpose of the 2017 Plan is to provide additional incentives to selected employees, consultants and outside directors whose contributions are essential to the growth and success of our business. All outstanding equity awards granted to our Named Executive Officers, as disclosed below, were granted under the 2017 Plan.
Plan Term. The 2017 Plan has a term of 10 years and will expire on the 10th anniversary of the date of any increase in shares issuable under the plan as approved by our shareholders, unless terminated prior to that date by our board of directors. The 2017 Plan was most recently amended to (i) increase the number of shares reserved for issuance thereunder in July 2020 by 1,200,080 shares and (ii) increase the number of shares reserved for issuance thereunder in January 2021 by 18,000 shares.
Authorized Shares; Certain Limitations. Subject to adjustment as described below, 2,993,080 shares of our common stock are available for awards granted under the 2017 Plan, including shares subject to awards granted prior to the date hereof. Shares subject to awards that are cancelled, forfeited, settled in cash or expire by their terms, and Shares subject to awards that are used to pay withholding obligations or the exercise price of an option, will again be available for grant and issuance in connection with other awards. However, shares that have actually been issued under the 2017 Plan will not be added back to the number of shares available for issuance under the 2017 Plan unless reacquired by us pursuant to a forfeiture provision.
Administration. The 2017 Plan will be administered by our board of directors, or if our board of directors does not administer the 2017 Plan, a committee of our board of directors that complies with the applicable requirements of Section 16 of the Exchange Act (once applicable) and any other applicable legal or stock exchange listing requirements (the board or committee referred to above being sometimes referred to as the plan administrator). The plan administrator has authority and discretion to take any actions it deems necessary or advisable for the administration of the 2017 Plan.
Types of Awards. The 2017 Plan provides for grants of incentive stock options (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, or other stock-based awards.
•
Stock Options. The 2017 Plan authorizes the issuance of stock options under the 2017 Plan. Each option issued under the 2017 Plan will indicate whether it is intended to be an ISO or a nonqualified stock option. The exercise price of all stock options granted under the 2017 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares of common stock on the date of grant. The maximum number of shares of common stock that may be issued as incentive stock options may not exceed ten times the authorized share limit, as amended from time to time, plus to the extent permitted by Section 422 of the Code any shares previously issued under the plan that we reacquire pursuant to a forfeiture provision. The maximum term of all stock options granted under the 2017 Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable at such time and subject to such terms and conditions (including treatment upon the optionee’s termination of employment or service) as determined by the plan administrator in the applicable individual option agreement. The board may provide for accelerated

CONFIDENTIAL TREATMENT REQUESTED
exercisability in the event of a Change in Control (as defined in the 2017 Plan); provided, however, that vesting and exercisability of an option granted to an outside director will be automatically accelerated in full in the event of a Change in Control. A participant will have no voting, dividend or other rights as a stockholder with respect to any shares covered by the option until such person becomes entitled to receive such shares by filing a notice of exercise and paying the exercise price pursuant to the terms of the option.
•
SARs. SARs may be granted under the 2017 Plan. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of common stock on the date of grant. The maximum term of all SARs will be determined by the plan administrator, but may not exceed 10 years. Each SARs will vest and become exercisable at such time and subject to such terms and conditions (including treatment upon the grantee’s termination of employment or service) as determined by the plan administrator in the applicable individual award agreement. The board may provide for accelerated exercisability in the event of a Change in Control; provided, however, that vesting and exercisability of SARs granted to an outside director will be automatically accelerated in full in the event of a Change in Control. SARs may be awarded in combination with options and such awards may provide that the SARs will not be exercisable unless the related options are forfeited. The plan administrator may determine to settle the exercise of a SAR in shares of common stock, cash, or any combination thereof. A participant will have no voting, dividend or other rights as a stockholder with respect to any shares covered by the SAR until such person becomes entitled to receive such shares upon exercise of the SAR.

•
Restricted Stock and RSUs. Restricted stock and RSUs may be granted under the 2017 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of restricted stock and RSUs. Unless otherwise provided in the applicable award agreement relating to the RSUs, the RSUs will generally be settled when they vest. RSUs issued to date require the occurrence of a “Liquidity Event” (as defined in the applicable award agreement) in order to settle.

The board may determine at the time of granting of the RSU or thereafter, that all or part of such award will be vested in the event of a Change in Control. The 2017 Plan, however, provides that in the event of a Change in Control, any RSUs or restricted stock granted to outside directors will automatically be accelerated. A participant will have no voting, dividend or other rights as a stockholder with respect to any shares covered by an RSU award until such person receives such shares upon settlement of the award.
•
Other Stock-Based Awards. Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of common stock (including dividend equivalents) may be granted under the 2017 Plan. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of common stock to be granted pursuant to such other stock-based awards.

Eligibility. Our employees, consultants and outside directors are eligible to receive awards under the 2017 Plan, except that ISOs may only be granted to our employees.
Equitable Adjustments. In the event of a subdivision of the outstanding stock, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of the stock, a combination or consolidation of the outstanding stock into a lesser number of shares, a recapitalization, a spin-off, a reclassification, or a similar occurrence, the plan administrator will make an appropriate adjustments in (i) the number and class of shares available for future awards; (ii) the number and class of Shares covered by each outstanding award; (iii) the exercise price under each outstanding award; and (iv) the price of shares subject to our right of repurchase; provided, however, that fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or will be rounded down to the nearest whole share, as determined by the plan administrator.
Mergers, Consolidations and Other Corporate Transactions. In the event that we are a party to a merger or other consolidation, or in the event of a transaction providing for the sale of all or substantially all of our stock or assets, or in the event of such other corporate transaction, such as a separation or reorganization, outstanding awards will be subject to the agreement of merger, consolidation, sale or other corporate transaction, in each case without the participant’s consent. Such agreement may provide for one or more of the following: (i) the continuation of the outstanding awards by us, if we are a surviving corporation; (ii) the assumption, in whole or in part, of the outstanding awards by the surviving corporation or a successor entity or its parent; (iii) the substitution, in whole or in part, by the surviving corporation or a successor entity or its parent of its own awards for such outstanding awards;

CONFIDENTIAL TREATMENT REQUESTED
(iv) exercisability and settlement, in whole or in part, of outstanding awards to the extent vested and exercisable (if applicable) under the terms of the applicable award agreement followed by the cancellation of such awards (whether or not then vested or exercisable) upon or immediately prior to the effectiveness of the transaction; or (v) settlement of the intrinsic value of the outstanding awards to the extent vested and exercisable (if applicable) under the terms of the applicable award agreement, with payment made in cash or cash equivalents or property (including cash or property subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such awards or the underlying shares) followed by the cancellation of such awards (whether or not then vested or exercisable). If the board determines in good faith that no amount would have been attained upon exercise of such award or realization of the participant’s rights, then we can terminate the award without payment. We are under no obligation to treat all awards, all awards held by a participant or all awards of the same type, similarly.
Amendment and Termination. The board may amend, suspend or terminate the 2017 Plan. An amendment of the 2017 Plan will not be subject to shareholder approval unless it increases the number of shares available for issuance or materially changes the class of persons who are eligible for the grant of awards. Except as otherwise permitted by the 2017 Plan or an applicable award agreement or as required to comply with any applicable law, regulation or rule, the termination of the 2017 Plan, or any amendment thereof, will not have a material adverse effect on any award previously granted under the 2017 Plan without the holder’s consent.
Form S-8. We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2017 Plan.
Potential Payments Upon Termination or Change in Control
2017 Plan
Option Award Agreements
The option award agreements with the Named Executive Officers provide that outstanding vested options will expire three months following the participant’s termination date.
Restricted Stock Unit Award Agreements
The restricted stock unit award agreements with the Named Executive Officers relating to the recognition grants provide that the vested restricted stock unit awards will be deliverable and payable subject to the performance condition that requires the occurrence of a “Liquidity Event” before June 29, 2022. Pursuant to such restricted stock unit award agreements, a “Liquidity Event” means (i) a change of control event within the meaning of Section 409A of the Code or (ii) the effective date of a registration statement filed on Form S-1 with the SEC.
Director Compensation
We are currently in the process of determining the compensation of the individuals who will comprise our board of directors following this offering. We will include the relevant disclosures in subsequent amendments to this registration statement as such information becomes available. Mr. Etnyre’s compensation is set forth in the Summary Compensation Table above and he will not receive any additional compensation for his service as a director.
The table below provides information on the non-employee director compensation for the 2020 Fiscal Year.
DIRECTOR COMPENSATION TABLE
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
(1)	Amounts in this column reflect annual cash retainer fees paid during 2020.
(2)
Amounts in this column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock awards granted under the 2017 Plan. As of December 31, 2020, our directors held the following outstanding stock awards in the aggregate:      .

(3)
Amounts in this column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of option awards granted under the 2017 Plan. As of December 31, 2020, our directors held the following outstanding option awards in the aggregate:      .

(4)	Amounts in this column reflect .

CONFIDENTIAL TREATMENT REQUESTED
PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of    , 2021, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, by:
•	each stockholder known by us to own beneficially more than 5% of our outstanding shares of common stock;
•	each of our directors and named executive officers individually;
•	all of our directors and named executive officers as a group; and
•	the selling stockholders.
The amounts and percentages of our common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of    , 2021. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Our determination of the percentage of beneficial ownership prior to this offering is based on     shares of our common stock outstanding as of    , 2021. Our determination of the percentage of beneficial ownership after this offering is based on     shares of our common stock outstanding after closing of the offering and assumes the underwriters will not exercise their over-allotment option. Unless otherwise indicated, the business address of each such beneficial owner is c/o 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Shares of Common Stock Beneficially Owned Before This Offering		Shares of Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders:

Named Executive Officers and Directors:
Anthony P. Etnyre(1)
Patrick M. Cook(2)
All Executive Officers and Directors as a group ( individuals)
Other Selling Stockholders:
*	Represents beneficial ownership of less than 1%
(1)	Consists of (i) shares of common stock held by Mr. Etnyre and (ii) shares of common stock subject to options held by Mr. Etnyre that are exercisable within 60 days of , 2021.
(2)	Consists of (i) shares of common stock held by Mr. Cook and (ii) shares of common stock subject to options held by Mr. Cook that are exercisable within 60 days of , 2021.

CONFIDENTIAL TREATMENT REQUESTED
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Management” and “Executive and Director Compensation,” the following is a description of each transaction or agreement since January 1, 2018 and each currently proposed transaction in which:
•	we have been or are to be a participant;
•	the amount involved exceeds $120,000; and
•
any of our directors, officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We also describe below certain other transactions and relationships with our directors, executive officers and stockholders.
Debt and Equity Financings
In January 2017, we issued the Secured Promissory Notes to certain investors, including Shaker Sadasivam, a member of our board of directors, and Rodgers Massey Revocable Living Trust dated April 4, 2011 (the “Rodgers Trust”), an entity affiliated with Thurman John Rodgers, a member of our board of directors, in consideration for a $7,000,000 investment in us. From May 18, 2020 to December 11, 2020, we redeemed in full the aggregate principal amount outstanding of the Secured Promissory Notes. We redeemed the Secured Promissory Notes previously held by Mr. Sadasivam after two equal payments of $1,500,000 on May 18, 2020 and August 14, 2020. On December 11, 2020, we redeemed the Secured Promissory Notes previously held by the Rodgers Trust for $3,000,000. Additionally, from September 30, 2019 to January 21, 2021, we made interest payments totaling $518,716.39 to Mr. Sadasivam and $588,199.26 to the Rodgers Trust.
From May 2018 through August 2018, we issued convertible promissory notes (the “2018 Convertible Promissory Notes”) to certain investors including Ahmad Chatila and David Springer, our founders and a member of our board of directors and our Executive Vice President, Field Operations, respectively, and the Rodgers Trust, an entity affiliated with Thurman John Rodgers, a member of our board of directors. In September 2018, we entered into a Common Stock Purchase Agreement with Mr. Chatila, Mr. Springer and the Rodgers Trust, along with other investors (the “2018 Common Stock Purchase Agreement”). Pursuant to the 2018 Common Stock Purchase Agreement, in consideration for the conversion of the $2,035,744.58 aggregate principal amount outstanding of the 2018 Convertible Promissory Notes held by Mr. Chatila, Mr. Springer and the Rodgers Trust, such parties were issued 37,694, 37,694 and 75,420 shares of our common stock, respectively, at a conversion rate of $13.4987 per share.
Voting Agreement
We are party to a voting agreement, dated as of January 9, 2017, as amended on March 5, 2020 (the “Voting Agreement”), pursuant to which, among other things, our stockholders shall vote in favor of the election of (i) such nominees designated by the holders of a majority of the shares held by Ahmad Chatila and David Springer, who were initially Ahmad Chatila, David Springer, Thurman John Rodgers, Shaker Sadasivam and Anthony P. Etnyre, and (ii) Isidoro Quiroga Moreno, or such other person designated by Isidoro Quiroga Moreno and approved by a majority of the board of directors, in each case, for so long as South Lake One, LLC (“South Lake”) and its affiliates maintain a certain threshold of ownership. Upon completion of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Ahmad Chatila, a member of our board of directors, and David Springer, our Executive Vice President, Field Operations, are parties to the Voting Agreement. Anthony P. Etnyre, our Chief Executive Officer and member of our board of directors, is party to the Voting Agreement. The Rodgers Trust and South Lake are also parties to the Voting Agreement. Thurman John Rodgers and Isidoro Quiroga Cortes, members of our board of directors, are affiliated with the Rodgers Trust and South Lake, respectively.

CONFIDENTIAL TREATMENT REQUESTED
Investors’ Rights Agreement
We are party to an investors’ rights agreement, dated as of January 30, 2017, as amended on March 5, 2020 (the “IRA”), which provides, among other things, that certain of our stockholders are entitled to co-sale rights and rights of first refusal. The shares sold in this offering do not trigger the co-sale right given to certain parties to the IRA. Upon the completion of this offering, the right of first refusal will terminate and be of no further force and effect.
Indemnification Agreements
We are party to indemnification agreements with each of our directors and certain of our executive officers. Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers.
There is no pending litigation or proceeding naming any of our directors or executive officers pursuant to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.
Investments
Pursuant to a Class A Common Interest Purchase and Right of Refusal Agreement by and between Dimension Energy LLC, a Delaware limited liability company, and us, effective as of April 17, 2018 (the “Dimension Purchase Agreement”), we purchased 4,791,566 Class A common interests of Dimension (the “Dimension shares”), representing 23.58% of the total outstanding Class A common interests of Dimension as of December 31, 2020. Under the terms of the Dimension Purchase Agreement, we acquired the Dimension shares in exchange for a purchase price of $4,000,000. Ahmad Chatila, a member of our board of directors, is a co-founder, member of the board of directors and a 12.30% equity owner of Dimension as of December 31, 2020. South Lake, one of our stockholders and an affiliated entity of Isidoro Quiroga Cortes, a member of our board of directors, is a 13.41% equity owner of Dimension as of December 31, 2020.
Policies and Procedures for Related Party Transactions
Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors and director nominees and their immediate family members, and stockholders owning 5% or more of our outstanding common stock and their immediate family members.
The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

CONFIDENTIAL TREATMENT REQUESTED
DESCRIPTION OF CAPITAL STOCK
General
At or prior to the completion of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
•	shares of common stock, par value $ per share; and
•	shares of preferred stock, par value $ per share.
We are selling     shares of common stock in this offering (   shares if the underwriters exercise their over-allotment option in full). All shares of our common stock outstanding upon the completion of this offering will be fully paid and non-assessable.
Assuming the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, as of    , 2021, there were     shares of our common stock outstanding, held by     stockholders of record, and no shares of our preferred stock outstanding.
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.
Common Stock
Voting Rights
Holders of shares of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock will not have cumulative voting rights in the election of directors.
Dividends
Holders of shares of our common stock will be entitled to receive ratably those dividends, if any, when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Liquidation
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive ratably our remaining assets legally available for distribution.
Rights and Preferences
The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Fully Paid and Non-Assessable
All shares of our common stock outstanding upon completion of this offering will be fully paid and non-assessable.

CONFIDENTIAL TREATMENT REQUESTED
Preferred Stock
Upon the completion of this offering and pursuant to our amended and restated certificate of incorporation that will become effective at or prior to the completion of this offering, the total number of authorized shares of preferred stock will be     shares. Upon the completion of this offering, no shares of preferred stock will be issued or outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective at or prior to the completion of this offering, our board of directors is authorized to direct us to issue one or more series of preferred stock (including convertible preferred stock) without stockholder approval, unless required by law or any stock exchange. Our board of directors has the discretion to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•	the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption or repurchase rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Options
As of    , 2021, options to purchase in the aggregate     shares of our common stock were outstanding under our 2017 Plan.
Anti-Takeover Provisions
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions are also designed to encourage persons seeking

CONFIDENTIAL TREATMENT REQUESTED
to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations
We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder
for a period of three years following the date that the stockholder became an interested stockholder.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:
•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;
•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our capital stock entitled to vote generally in the election of directors will be able to elect all our directors.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a   -year term, one class being elected each year by our stockholders, with staggered terms. Our amended and restated certificate of incorporation will provide that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

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Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the board of directors or the chairman of the board of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of our management.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws will provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon completion of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation.
The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for

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our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit stockholders.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of FTC Solar. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders, (iii) action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery, (iv) action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our governing documents will also provide that the Delaware Court of Chancery will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”
Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages to us or our stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

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Our amended and restated bylaws will generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Indemnification Agreements
We are party to indemnification agreements with each of our directors and certain of our executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be Continental Stock Transfer & Trust Company.
Listing
We intend to apply to list our common stock on Nasdaq under the symbol “   .”

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U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of U.S. federal income tax considerations generally applicable to non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our common stock issued pursuant to this offering and who hold such shares as a capital asset (generally, property held for investment) within the meaning of the Code. This summary is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all the U.S. federal income tax considerations that may be relevant to a particular non-U.S. Holder subject to special rules, including, without limitation:
•	a financial institution;
•	an insurance company;
•	a controlled foreign corporation;
•	a passive foreign investment company;
•	a tax-exempt entity or governmental organization;
•	a U.S. expatriate or former long-term resident of the United States;
•	a pass-through entity (such as a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an investor in such an entity;
•	a trader, dealer or broker in securities or foreign currencies, including one who elects to apply a mark-to-market method of accounting;
•
a stockholder who holds shares of our common stock as part of a straddle, hedge, conversion, appreciated financial position, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	a stockholder who acquired shares of our common stock pursuant to the exercise of employee stock options or otherwise as compensation; and
•	a stockholder who actually or constructively owns, or has owned, 10% or more of our stock (by vote or value).
If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of that partnership. A partner in a partnership that holds shares of our common stock should consult its tax advisor.
Additionally, this discussion does not include any information with respect to U.S. federal estate, gift, and alternative minimum tax laws, the Medicare tax on certain net investment income, or any applicable state, local, or non-U.S. tax laws. Non-U.S. Holders should consult their tax advisors regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of shares of our common stock
For purposes of this summary, a “non-U.S. Holder” refers to a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or (v) a partnership for U.S. federal income tax purposes.

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Dividends
Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing a non-U.S. Holder’s basis in its shares of our common stock and, to the extent it exceeds such basis, as gain from the disposition of shares of our common stock, which would generally be treated as described under “—Sale or Other Disposition of Shares of our Common Stock” below.
Subject to the discussion below under “—Foreign Account Tax Compliance Act” and the discussion below on effectively connected income, dividends with respect to shares of our common stock will generally be subject to United States withholding tax at a rate of 30% of the gross amount, unless a non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). A non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
Dividends paid to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax if such non-U.S. Holder complies with applicable certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. A non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to effectively connected income. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Disposition of Shares of our Common Stock
Any gain realized on the disposition of shares of our common stock by a non-U.S. Holder will generally not be subject to U.S. federal income tax unless:
•
such gain is “effectively connected” with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. Holder’s permanent establishment in the United States);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or
•	shares of our common stock constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. Holder’s holding period.

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Foreign Account Tax Compliance Act
Under the Foreign Account Tax Compliance Act, withholding will generally be required in certain circumstances on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to certain interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of our common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the withholding agent that such entity does not have any “substantial United States owners” (as defined in the Code) or (ii) provides certain information regarding the entity’s “substantial United States owners,” which in turn will be required to be provided to the U.S. Department of the Treasury. Non-U.S. Holders should consult their tax advisors regarding the possible implications of these rules on their investment in shares of our common stock.

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SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
Upon completion of this offering and after giving effect to the use of proceeds therefrom, we will have outstanding     shares of common stock (or     shares of common stock if the underwriters exercise their over-allotment option in full). Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any common stock purchased by our “affiliates,” as defined in Rule 144, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining     shares of common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2021 Plan. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares of common stock registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates, as described below.
Lock-Up and Market Standoff Agreements
We, all of our directors and executive officers, and holders of substantially all of our outstanding common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause a registration statement to be filed, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Barclays Capital Inc. Barclays Capital Inc. has no current intention to release the aforementioned holders of our common stock from the lock-up restrictions described above. Our lock-up agreement will provide for certain exceptions. See “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including

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the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and the requirements of the lock-up and market standoff agreements, as described above. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of common stock (subject to the requirements of the lock-up and market standoff agreements, as described above) without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares of common stock that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately     shares of our common stock immediately after this offering assuming no exercise of the underwriters’ over-allotment option; and

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Rule 701
Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up and market standoff agreements as described above and in the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

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UNDERWRITING
Barclays Capital Inc. is acting as representative of the underwriters and the book-running manager of this offering. Under the terms of an underwriting agreement with respect to the shares being offered, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:
Underwriters	Number of Shares
Barclays Capital Inc.
Total
The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the certain conditions contained in the underwriting agreement including that:
•
the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their over-allotment option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;
•	there is no material change in our business or the financial markets; and
•	we and the selling stockholders deliver customary closing documents to the underwriters.
Commissions and Expenses
The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. The underwriting fee is the difference between the initial public offering price set forth on the cover page of this prospectus and the amount the underwriters pay to us and the selling stockholders for the shares.
	Paid by us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$
The representative has advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such initial public offering price less a selling concession not in excess of $    per share. If all the shares are not sold at the initial public offering price following the initial offering, the representative may change the offering price and other selling terms.
The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $   (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for expenses related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) incurred by them in an amount up to $  .
Option to Purchase Additional Shares
We and the selling stockholders have granted the underwriters an over-allotment option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of     shares from us and up to an aggregate of     shares from the selling stockholders at the initial public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

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Lock-Up Agreements
We, all of our directors and executive officers, the selling stockholders and holders of substantially all of our outstanding common stock (such persons, the “Lock-Up Parties”) have agreed that, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause a registration statement to be filed, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing. The restrictions described in this paragraph and contained in the lock-up agreements between the underwriters and the Lock-Up Parties will be subject to customary exceptions and do not apply to certain transactions.
Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to one of our officers or directors, Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.
Offering Price Determination
Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative considered:
•	the history and prospects for the industry in which we compete;
•	our financial information;
•	the ability of our management and our business potential and earning prospects;
•	the prevailing securities markets at the time of this offering; and
•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Indemnification
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

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Stabilization, Short Positions and Penalty Bids
The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their over-allotment option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their over-allotment option to purchase additional shares. The underwriters may close out any short position by either exercising their over-allotment option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their over-allotment option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing
We intend to apply to list our common stock on the Nasdaq under the symbol “  .”

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Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price set forth on the cover page of this prospectus.
Other Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

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provided that no such offer of shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors

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under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether

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directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law; or
(d)	as specified in Section 276(7) of the SFA.

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LEGAL MATTERS
The validity of the issuance of the shares of common stock offered hereby will be passed upon for FTC Solar, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Goodwin Procter LLP is representing the underwriters.
EXPERTS
The financial statements as of December 31, 2020 and 2019 and for each of the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. You can find further information about us and the common stock offered hereby in the registration statement and the exhibits and schedules filed with the registration statement. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).
Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file periodic reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent accounting firm.
In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (https://ftcsolar.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

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Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of FTC Solar, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FTC Solar, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
March 9, 2021
We have served as the Company's auditor since 2020.

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FTC Solar, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)
	As of December 31,
	2019	2020
ASSETS
Current assets
Cash	$7,221	$32,359
Restricted cash	1,014	1,014
Accounts receivable, net	14,048	23,734
Inventories	4,505	1,686
Prepaid and other current assets	3,848	6,924
Total current assets	30,636	65,717
Intangible assets, net	33	—
Investments in unconsolidated subsidiary	2,582	1,857
Other assets	579	3,819
Total assets	$33,830	$71,393
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$8,191	$17,127
Line of credit	—	1,000
Accrued expenses and other liabilities	5,375	18,495
Accrued interest – related party	285	207
Deferred revenue	19,873	22,980
Total current liabilities	33,724	59,809
Long-term debt and other borrowings	1,976	784
Long-term debt – related party	5,857	—
Other non-current liabilities	715	3,349
Deferred income taxes	3	—
Total liabilities	42,275	63,942
Commitments and contingencies (Note 9)
Stockholders’ equity (deficit)
Common stock par value of $0.0001 per share, 12,000,000 shares authorized at December 31, 2020 and 2019; 8,022,066 and 7,716,323 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Treasury stock, at cost (1,200,080 and 0 shares as of December 31, 2020 and 2019, respectively)	—	—
Additional paid-in capital	18,273	50,096
Accumulated other comprehensive loss	—	(3)
Accumulated deficit	(26,719)	(42,643)
Total stockholders’ equity (deficit)	(8,445)	7,451
Total liabilities and stockholders’ equity (deficit)	$33,830	$71,393
The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FTC Solar, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Years Ended December 31,
	2019	2020
Revenue:
Product	$43,085	$158,925
Service	10,039	28,427
Total revenue	53,124	187,352
Cost of revenue:
Product	44,212	155,967
Service	10,863	27,746
Total cost of revenue	55,075	183,713
Gross profit (loss)	(1,951)	3,639
Operating expenses
Research and development	3,960	5,222
Selling and marketing	1,897	3,545
General and administrative	4,563	11,798
	10,420	20,565
Loss from operations	(12,371)	(16,926)
Interest expense, net	454	480
Loss before income taxes	(12,825)	(17,406)
(Benefit from) income taxes	(39)	(83)
(Income) Loss from unconsolidated subsidiary	709	(1,399)
Net loss	$(13,495)	$(15,924)

Net loss per share
Basic and diluted	$(1.79)	$(1.91)
Weighted-average common shares outstanding
Basic and diluted	7,523,447	8,344,039
The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FTC Solar, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)
	Years Ended December 31,
	2019	2020
Net loss	$(13,495)	(15,924)
Other comprehensive loss:
Foreign currency translation adjustments	—	(3)
Comprehensive loss	$(13,495)	$(15,927)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FTC Solar, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share data)
	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	6,808,372	$1	—	$ —	$11,367	$—	$(13,224)	$(1,856)
Restricted stock awards vested during the period	463,462	—	—	—	—	—	—	—
Issuance of common stock	444,489	—	—	—	6,000	—	—	6,000
Stock-based compensation	—	—	—	—	906	—	—	906
Net loss	—	—	—	—	—	—	(13,495)	(13,495)
Balance as of December 31, 2019	7,716,323	$1	—	$—	$18,273	$ —	$(26,719)	$(8,445)
Restricted stock awards vested during the period	394,711	—	—	—	—	—	—	—
Issuance of common stock	1,111,112	—	—	—	30,000	—	—	30,000
Repurchase of common stock, held in treasury	(1,200,080)	—	1,200,080	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,823	—	—	1,823
Net loss	—	—	—	—	—	—	(15,924)	(15,924)
Other comprehensive loss	—	—	—	—	—	(3)	—	(3)
Balance at December 31, 2020	8,022,066	$1	1,200,080	$ —	$50,096	$(3)	$(42,643)	$7,451
The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FTC Solar, Inc.
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2019	2020
Cash flows from operating activities
Net loss	$(13,495)	$(15,924)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Stock-based compensation	906	1,818
Depreciation and amortization	412	47
(Income)/Loss from unconsolidated subsidiary, net of distributions received	709	(1,399)
Loss on debt extinguishment	—	116
Warranty provision	2,057	7,866
Warranty recoverable from manufacturers	(284)	(1,021)
Bad debt expense	444	24
Deferred income taxes	(3)	(3)
Other non-cash items	89	50
Changes in operating assets and liabilities:
Accounts receivable, net	(13,838)	(9,710)
Inventories	(4,505)	2,819
Prepaid and other current assets	(3,154)	(2,847)
Other assets	(156)	(1,672)
Accounts payable	7,781	8,936
Accruals and other current liabilities	3,389	7,162
Accrued interest – related party debt	(289)	(78)
Deferred revenue	19,683	3,107
Other non-current liabilities	1	496
Other, net	(1)	(298)
Net cash used in operating activities	(254)	(511)
Cash flows from investing activities:
Purchases of property and equipment	(18)	(256)
Distributions received from unconsolidated subsidiary, return of investment	—	2,124
Net cash provided by (used in) investing activities:	(18)	1,868
Cash flows from financing activities:
Proceeds from borrowings	1,000	784
Repayments of borrowings	—	(7,000)
Proceeds from stock issuance	6,000	30,000
Net cash provided by financing activities	7,000	23,784
Effect of exchange rate changes on cash and restricted cash	—	(3)
Net increase in cash and restricted cash	6,728	25,138
Cash and restricted cash at beginning of period	1,507	8,235
Cash and restricted cash at end of period	$8,235	$33,373

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$708	$350
Cash paid during the year for income taxes	$—	$—

Reconciliation of cash and restricted cash at period end
Cash	7,221	32,359
Restricted cash	1,014	1,014
Total cash and restricted cash	$8,235	$33,373
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED
FTC Solar, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
1.	Description of Business
FTC Solar, Inc. (the “Company”, “we”, “our”, or “us”) was founded in 2017 and is incorporated in the state of Delaware. The Company is a team of dedicated renewable energy professionals focused on delivering cost reductions to our clients across the solar project development and construction cycle. With significant US and worldwide project installation experience, our differentiated offerings drive value for solar solutions spanning a range of applications including ground mount, tracker, canopy, and rooftop. The Company is headquartered in Austin, Texas and has subsidiaries in Australia, India, and Singapore.
On January 13, 2017, the Company entered into an asset purchase agreement with SunEdison Utility Holdings, Inc. (“Seller”) to purchase all assets of the Seller, in addition to assuming any liabilities, for a total transaction price of $6 million. SunEdison discontinued its operations and filed for bankruptcy prior to the acquisition date. The assets purchased as part of this acquisition were spun off from SunEdison. As a result of the acquisition, the Company acquired intangible assets in the form of developed technology (AP90 Tracker) and software, and inventory. In connection with the acquisition, the Company was formed in 2017 by the management team behind the AP90 tracker, a first-generation tracker based on a one-panel in-portrait, linked-row design. The management team utilized their design and construction experience, and their experience with installing and operating other competitive tracking solutions, to create the next-generation Voyager Tracker, which achieved product certification in 2019.
2.	Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
These Consolidated Financial Statements include the results of the Company and its wholly owned subsidiaries and have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Intercompany accounts and transactions have been eliminated upon consolidation.
Reclassification
Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported results of operations.
Liquidity
Our management believes that our existing capital, which includes our cash and restricted cash is sufficient for us to remain in operation for at least one year from the date of issuance of these consolidated financial statements. While management believes that the Company’s existing sources of liquidity are adequate to fund operations through twelve months from the date the financials are available to be issued, the Company may need to raise additional debt or equity financing to fund operations.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. Estimates are used for calculating the measure of progress of Voyager tracker projects and deriving the standalone selling prices of the individual performance obligations when determining the revenue recognition, allowances for doubtful accounts, useful lives of intangible assets, fair value of investments, warranty liabilities, income taxes and stock-based compensation. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

CONFIDENTIAL TREATMENT REQUESTED
COVID-19 Impact
The COVID-19 pandemic has caused, and continues to cause, widespread economic disruption and has impacted the Company in a number of ways, most notably governmental authorities in the United States and around the world have imposed various restrictions designed to slow the pace of the pandemic, including restrictions on travel and other restrictions that prohibit employees from going to work. The Company expects the extent of the impact on its financial and operational results will depend on the duration and severity of the economic disruption caused by the COVID-19 pandemic.
The Company considered the impacts of the COVID-19 pandemic on its significant estimates and judgments used in applying its accounting policies. In light of the pandemic, there is a greater degree of uncertainty in applying these judgments and depending on the duration and severity of the pandemic, changes to its estimates and judgments could result in a meaningful impact to its consolidated financial statements in future periods.
Functional Currency
The reporting currency of the Company is the U.S. dollar. The Company determines the functional currency of each subsidiary in accordance with ASC 830, Foreign Currency Matters, based on the currency of the primary economic environment in which each subsidiary operates. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiary into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized in cumulative translation adjustment included in “Accumulated other comprehensive loss” in Stockholders’ equity (deficit) on the Consolidated Balance Sheets.
The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at exchange rates in effect at the end of each period. Transaction gains and losses were not material for the years ended December 31, 2019 and 2020.
Cash
As of December 31, 2019 and 2020, the Company had $7.2 million and $32.4 million in cash, respectively.
As of December 31, 2019 and 2020, the Company had $1.0 million in restricted cash. The restricted cash represents cash collateral posted with providers of letters of credit.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. The Company extends credit to customers in the normal course of business. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk.
The Company’s accounts receivables are derived from revenue earned from customers primarily located in the United States of America and Asia Pacific.
During the year ended December 31, 2019, three customers accounted for 59%, 21% and 13% of total revenue, respectively. During the year ended December 31, 2020, four customers accounted for 21%, 19%, 10%, and 10% of total revenue, respectively. No other customers accounted for more than 10% of total revenues for these periods.
As of December 31, 2019, three customers accounted for 49%, 23% and 18% of accounts receivable, respectively. As of December 31, 2020, three customers accounted for 32%, 25%, and 14% of accounts receivable, respectively. No other customers accounted for more than 10% of accounts receivable for these periods.

CONFIDENTIAL TREATMENT REQUESTED
Equity Method Investments
The Company uses the equity method of accounting for equity investments if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. The Company’s proportionate share of the net income or loss of these investees is included in our Consolidated Statement of Operations. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company’s ownership interest, legal form of the investee, representation on the board of directors, participation in policy-making decisions and material intra-entity transactions.
The Company evaluates equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when reviewing an equity method investment for impairment include the length of time and the extent to which the fair value of the equity method investment has been less than cost, the investee’s financial condition and near-term prospects and the intent and ability to hold the investment for a period of time sufficient to allow for anticipated recovery. An impairment that is other-than temporary is recognized in the period identified.
The Company accounts for distributions received from equity method investees under the “nature of the distribution” approach. Under this approach, distributions received from equity method investees are classified on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as cash inflows from operating activities) or a return of investment (classified as cash inflows from investing activities).
Fair Value of Financial Instruments
The Company’s financial instruments consist of its cash, restricted cash, investments, accounts receivable, accounts payable, and accrued liabilities. Cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. A hierarchy for inputs used in measuring fair value has been defined to minimize the use of unobservable inputs by requiring the use of observable market data when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on active market data. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs into three broad levels:
•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company accounts for long-term debt on an amortized cost basis. The carrying value of the long-term debt held by the Company approximates fair value because the interest rate is reflective of currently applicable market rates for a debt with similar terms and amount.
The Company did not hold any financial instruments measured at fair value on a recurring basis categorized within the fair value hierarchy at December 31, 2019 and 2020.

CONFIDENTIAL TREATMENT REQUESTED
Inventories
Inventories are stated at lower of cost or net realizable value, with costs computed on a first-in, first-out basis. The Company periodically reviews its inventories for excess and obsolete items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost. Inventories held at December 31, 2019 and 2020 consist of raw material aggregating to $0.2 million and $0.0 million, respectively, and finished goods aggregating to $4.3 million and $1.7 million, respectively.
Leases
Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”). The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are included within other assets on the Company's Consolidated Balance Sheet. Operating lease liabilities are separated into a current portion and included within accrued expenses and other liabilities on the Company's Consolidated Balance Sheet, and a non-current portion included within other non-current liabilities on the Company's Consolidated Balance Sheet. The Company does not have any finance lease ROU assets or liabilities.
ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.
The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.
The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in ASC 842 Leases occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.
The Company's lease contracts often include lease and non-lease components. For facility leases, the Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. For the Company's other contracts that include leases, the Company accounts for the lease and non-lease components separately.
The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.
Property and Equipment
Property and equipment, net is stated at cost less accumulated depreciation. Property and equipment is included in other assets on the Consolidated Balance Sheets. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recorded in the consolidated statement of operations and

CONFIDENTIAL TREATMENT REQUESTED
comprehensive loss in the period realized. Maintenance and repair costs, that do not extend the life or improve an asset, are expensed as incurred. Depreciation and amortization expenses for property and equipment was immaterial for the years ended December 31, 2019 and 2020.
Capitalized Software
Capitalized software, stated at cost less accumulated amortization, includes capitalizable application development costs associated with internally developed software. Capitalized software is included in other assets on the Consolidated Balance Sheets. Amortization of capitalized software is computed using the straight-line method over the estimated useful life of the software, generally three years, and recognized beginning the general availability date. There was no amortization expense for the years ended December 31, 2019 and 2020.
Long Lived Assets
The Company evaluates its long-lived assets, which consist of property and equipment, right-of-use assets, and acquired intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Intangible assets consist of software tools, licenses, and intellectual property, which are amortized over the period of estimated useful lives using the straight-line method. No significant residual value is estimated for intangible assets. Recoverability of these assets is measured by comparison of the carrying amount of such assets (or asset group) to the future undiscounted cash flows the asset (or asset group) are expected to generate. If the total of the future undiscounted cash flows is less than the carrying amount of an asset (or asset group), the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets. The Company also evaluates the estimated remaining useful lives of intangible assets to assess whether a revision to the remaining periods of amortization is required. No assets were determined to be impaired during the years ended December 31, 2019 and 2020.
Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, (Topic 606), as amended (“ASC 606”) using full retrospective approach. The Company recognizes revenue from the sale of Voyager Single-Axis Solar Tracker (the “Voyager Tracker”), software, and engineering services. Revenue from engineering services is immaterial for the years ended December 31, 2020 and 2019. The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.
Identify the contract with a customer: A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the products and services to be transferred and identifies the payment terms related to these products and services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract.
The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized.

CONFIDENTIAL TREATMENT REQUESTED
Identify the performance obligations in the contract: The Company enters into contracts that can include various combinations of products and services, which are either capable of being distinct and accounted for as separate performance obligations or as one performance obligation, as the majority of tasks and services is part of a single project or capability. However, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment. Performance obligations include the sale of Voyager Tracker, customized components of Voyager Tracker, sale of individual parts of Voyager Tracker for certain specific transactions, shipping and handling services, sale of term-based software licenses, maintenance, and support services in connection with the term-based software licenses and sale of software as a service subscription (“Subscription services”)
Determine the transaction price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. Such amounts are typically stated in the customer contract and to the extent that the Company identifies variable consideration, the Company estimates the variable consideration at the onset of the arrangement as long as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. None of the Company's contracts contain a significant financing component. Taxes collected from customers and remitted to governmental authorities are not included in revenue. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.
Allocate the transaction price to performance obligations in the contract: Once the Company has determined the transaction price, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the good(s) or service(s) to the customer. The Company allocates the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis.
The Company uses the expected cost-plus margin approach based on hardware, labor, and related overhead cost to estimate the standalone selling price of the Voyager Tracker, customized components of Voyager Tracker, and individual parts of Voyager Tracker for certain specific transactions. The Company uses the adjusted market assessment approach for all other performance obligations except shipping, handling, and logistics. For shipping, handling, and logistics performance obligation, the Company uses residual approach to calculate the standalone selling price, because of the nature of highly variable and broad range of prices it charges to various customers for this performance obligation in the contracts.
Recognize revenue when or as the Company satisfies a performance obligation: For each performance obligation identified, we determine at contract inception whether we satisfy the performance obligation over time or at a point in time. The Company’s performance obligations for the customer specific Voyager Tracker and customized components of Voyager Tracker are satisfied over-time as the work progresses because the Company’s performance does not create an asset with an alternative use to the Company, due to the highly customized nature of the product, and the Company has an enforceable right to payment for performance completed to date. The Company’s performance obligation for shipping and handling services is satisfied over-time as the services are delivered over the term of the contract. The Company’s subscription services sales/ other services are recognized on a straight-line basis over the contract period. The Company’s performance obligations for individual part sales for certain specific transactions are recognized point-in-time as and when control transfers based on the Incoterms for the contract. The Company’s performance obligations for term-based software licenses are recognized point-in-time as and when control transfers based on delivery of license.
Revenues from Contract with Customers
The Company derives its revenue primarily from sale of: (1) Voyager Tracker and customized components of Voyager Tracker (2) individual parts of Voyager Tracker for certain specific transactions (3) shipping and handling services (4) term-based software licenses, (5) maintenance and support services for the term-based software licenses and (6) subscription services. Product revenue includes revenue from Voyager Tracker and customized components of Voyager Tracker, individual part sales for certain specific transactions, and sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, subscription-based enterprise licensing model, and maintenance and support services in connection with the term-based software licenses.

CONFIDENTIAL TREATMENT REQUESTED
Voyager Tracker and individual parts of Voyager Tracker (including shipping and handling)
The Company’s contracts with customers for sale of Voyager Trackers under two different types of arrangements: (1) Purchase Agreements and Equipment Supply Contracts (“Purchase Agreements”) and (2) Sale of individual parts of the Voyager Tracker.
The Company’s Purchase Agreements typically include two performance obligations- 1) Voyager Tracker or customized components of Voyager Tracker, and 2) shipping and handling services. The deliverables included as part of the Voyager Tracker are predominantly accounted for as one performance obligation, as these deliverables are part of a combined promise to deliver a project. Voyager Tracker and customized components of Voyager Tracker performance obligations in the contract are satisfied over-time as work progresses for its custom assembled Voyager Tracker, utilizing an input measure of progress determined by cost-to-cost measures on these projects as this faithfully depicts the Company’s performance in transferring control.
The revenue for shipping and handling services will be recognized over-time based on shipping terms of the arrangements, as this faithfully depicts the Company’s performance in transferring control.
The Company’s sale of individual parts of Voyager Tracker for certain specific transactions include multiple performance obligations consisting of individual parts of the Voyager Tracker. Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.
Term-based software license revenue
Term-based software license revenue included under product revenue is primarily derived from sale of term-based software licenses that are deployed on the customers’ own servers and has significant standalone functionality. The revenue is recognized upon transfer of control to the customer. The control for term-based software license is transferred at the later of delivery to the customer or the software license start date. Term-based software license revenue is immaterial for years ended December 31, 2019 and 2020.
Subscription and Maintenance and support services revenue
Subscription revenue is derived from a subscription-based enterprise licensing model with contract terms typically ranging from one to two years and consists of subscription fees from the licensing of Subscription services. Subscription services revenue is immaterial for years ended December 31, 2019 and 2020. The hosted on-demand service arrangements do not provide customers with the right to take possession of the software supporting the hosted services. Services revenue includes maintenance and support service revenue related to term-based software licenses. Support revenue is derived from ongoing security updates, upgrades, bug fixes, and maintenance. A time-elapsed method is used to measure progress because the Company transfers control evenly over the contractual period. Accordingly, the fixed consideration related to these revenues is generally recognized on a straight-line basis over the contract term beginning on the date access is provided.
Contract liabilities
The timing of revenue recognition, billing, and cash collection results in the recognition of accounts receivable, unbilled receivables, and deferred revenue in the Consolidated Balance Sheet. The Company does not have contract assets as of December 31, 2019 or 2020. The Company may receive advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The Company refers to contract liabilities as “deferred revenue” on its consolidated financial statements and related disclosures.
Deferred revenue amounts to $19.9 million and $23.0 million and as of December 31, 2019 and 2020, respectively, consisting of customer deposits related to products and services which were billed in advance. Payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For all Voyager product customers, we require payment before the products or services are delivered to the customer. In most cases, customers prepay for services in advance of our delivery of the related services. During the years ended December 31, 2019 and 2020, the Company recognized $0.2 million and $19.9 million, respectively from deferred revenue recorded at December 31, 2018 and 2019, which represented 100% of the prior year balance for both years.

CONFIDENTIAL TREATMENT REQUESTED
Cost of Revenue
Cost of revenue consists primarily of costs related to raw materials, freight and delivery, product warranty, and personnel costs (salaries, bonuses, benefits, and stock-based compensation). Personnel costs in cost of revenue includes both direct labor costs as well as costs attributable to any individuals whose activities relate to the procurement, installment and delivery of the finished product and services. Deferred cost of revenue results from the timing differences between the costs incurred in advance of the satisfaction of all revenue recognition criteria consistent with our revenue recognition policy.
Advertising Costs
Advertising costs are expensed as incurred. These amounts are included in selling and marketing expense in the accompanying consolidated statements of operations. Advertising costs were $0.3 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.
Research and Development Expenses
Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation related to development of new products and services as well as enhancing system performance, improving product reliability, reducing product cost, and simplifying installation. Research and development costs also include depreciation and allocated overhead.
Warranty
Typically, the sale of Voyager Tracker projects includes parts warranties to customers as part of the overall price of the product. The Company provides standard assurance type warranties for its products for periods generally ranging from five to ten years. The Company records a provision for estimated warranty expenses, net of amounts recoverable from manufacturers, to cost of sales when it recognizes revenue. The Company does not maintain general or unspecified reserves; all warranty reserves are related to specific projects. All actual or estimated materials costs incurred in subsequent periods are charged to those established reserves.
While the Company periodically monitors warranty activities, if actual costs incurred are different from its estimates, the Company may recognize adjustments to provisions in the period in which those differences arise or are identified.
Accounts Receivable and Allowance for Doubtful Debts
Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest. The Company generally does not require collateral from its customers; however, in certain circumstances, may require letters of credit, other collateral, additional guarantees or advance payments. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of its customer accounts. The Company regularly reviews its accounts receivable that remain outstanding past their applicable payment terms and establishes allowance and potential write-offs by considering certain factors such as historical experience, industry data, credit quality, age of balances and current economic conditions that may affect a customers’ ability to pay. There was no allowance for doubtful accounts as of December 31, 2019. The allowance for doubtful accounts was not material as of December 31, 2020.
Stock-Based Compensation
The Company recognizes compensation expense for all share-based payment awards made, including stock options and restricted stock, based on the estimated fair value of the award on the grant date, in the accompanying consolidated statements of operations over the requisite service period of the awards. The Company calculates the fair value of stock options using the Black-Scholes Option-Pricing model. The fair value of restricted stock grants represents the estimated fair value of the Company's common stock on the date of grant. The Company accounts for forfeitures as they occur. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period. For performance-based awards stock-based compensation is recognized based on graded vesting over the requisite service period when the performance condition is probable of being achieved.

CONFIDENTIAL TREATMENT REQUESTED
Income Taxes
The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification No. 740 (“ASC 740”), Accounting for Income Taxes.
Pursuant to ASC 740, the Company uses the asset and liability method for accounting for income taxes. Under this method, we recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of our assets and liabilities. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date.
We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include our latest forecast of future taxable income, available tax planning strategies that could be implemented, reversal of taxable temporary differences and carryback potential to realize the net deferred tax assets. See Note 14. Income Taxes, for additional information regarding our income taxes.
We account for uncertain tax positions in accordance with authoritative guidance which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Our evaluations of tax positions consider various factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in process audit activities and changes in facts or circumstances related to a tax position. We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, consulting, banking, and accounting fees relating to anticipated equity offerings, are capitalized, and will be offset against proceeds upon the consummation of the offerings. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2019, the Company had not incurred such costs. As of December 31, 2020, the Company capitalized $1.6 million of deferred offering costs, which are included in other assets in the consolidated balance sheet.
Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted the new standard effective January 1, 2020. The impact of adoption was not material to the Company’s Consolidated Financial Statements.
New Accounting Pronouncements Not Yet Adopted
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for the Company for its fiscal year beginning after December 15, 2021, to the extent the Company remains an emerging growth company, and early adoption is permitted. The Company is currently assessing the impact that the adoption of ASU 2019-12 will have on its consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and requires the use of an expected loss model in place of the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The update to the standard is effective for the Company for its fiscal year beginning after December 15, 2022, to the extent the Company remains an emerging growth company, and early adoption is permitted. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.
3.	Revenue
The Company’s product revenue and service revenue is presented in the consolidated statements of operations. Revenue by geographic region is based on the customer’s location and presented under Note 16.
Transaction Price Allocated to the Remaining Performance Obligations
The Company’s contracts have a varied range of terms based on the type of products and services sold. As of December 31, 2019 and 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $19.9 million and $23.0 million, respectively. The Company expects to recognize 100% of the revenue related to remaining performance obligations in the 12 months following year end.
4.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	As of December 31,
	2019	2020
Accrued cost of revenue	$2,106	$7,812
Accrued expenses	1,644	2,856
Warranty reserves	1,368	3,985
Accrued compensation	177	2,869
Accrued interest expense	47	28
Other	32	945
Total	$5,375	$18,495
5.	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following (in thousands):
	As of December 31,
	2019	2020
Vendor deposits	$1,738	$4,205
Prepaid expenses	209	1,043
Deferred cost of revenue	19	992
Surety collateral*	1,835	113
Other current assets	47	571
	$3,848	$6,924
*	Surety collateral represents amounts held in deposit to secure performance bonds, which is expected to be ultimately received back in cash when settled.

CONFIDENTIAL TREATMENT REQUESTED
6.	Equity Method Investments
Equity method investments are as follows (in thousands, except percentages):
	As of December 31,
	2019	2020
Dimension Energy LLC
Carrying value	$2,582	$1,857
Ownership percentage	23.7%	23.6%
As of December 31, 2019 and 2020, the Company owned 4,791,566 of Class A common interests of Dimension Energy, representing approximately 24% of the total outstanding Class A common shares of Dimension Energy LLC for both years. However, the Company concluded that it is not the primary beneficiary of Dimension as it does not have deemed control of the entity. As a result, it does not consolidate the investee into its consolidated financial statements. The Company accounts for its investment in Dimension Energy using the equity method of accounting. The difference between fair value and book value of the investee’s assets was entirely attributable to equity method goodwill. For the year ended December 31, 2019, the Company recorded $0.7 million as its share of Dimension’s net loss. For the year ended December 31, 2020, the Company recorded $1.4 million as its share of Dimension’s net income. During fiscal year 2020, the Company received a cash distribution of $2.1 million from Dimension Energy LLC, which was accounted for as a return of investment and reflected as a reduction of the carrying balance of the Company’s equity method investment in the Consolidated Balance Sheet as of December 31, 2020.
Summarized financial information for the Company’s equity method investment is as follows:
Balance sheet (in thousands)
	As of December 31,
	2019	2020
Current assets	$4,466	$10,162
Non-current assets	13,123	9,045
Current liabilities	3,219	12,350
Non-current liabilities	14,344	9,723
Members’ equity (deficit)	25	(2,866)
Statement of operations (in thousands)
	Years Ended December 31
	2019	2020
Revenue	$—	$22,570
Gross profit	—	17,360
Income (loss) from operations	(3,413)	9,185
Net income (loss)	(2,987)	5,933
Share of earnings from equity method investment	(709)	1,399

CONFIDENTIAL TREATMENT REQUESTED
7.	Intangible Assets, Net
Acquired intangible assets, comprising of developed technology in the form of software tools, subject to amortization were as follows (in thousands):
		As of December 31,
	Estimated Useful Lives (Years)	2019	2020
Developed technology	3	1,200	1,200
Total intangible assets		1,200	1,200
Less: accumulated amortization		1,167	1,200
Total intangible assets, net		$33	$—
Amortization expense related to intangible assets totaled $0.4 million and $0 million and for the years ended December 31, 2019 and 2020, respectively.
As of December 31, 2020, there is no estimated amortization expense in future periods.
8.	Debt and Other Borrowings
On January 30, 2017, the Company sold $7.0 million in aggregate principal amount of secured five-year promissory notes (“the notes”) through a private placement. Pursuant to the issuance of the promissory notes, the Company issued 25,000 shares of common stock for every $250,000 of notes purchased. The fair value of common stock issued was accounted for as debt discount and was amortized over the term of the note. The notes bear a fixed rate of 5% per annum payable at maturity. The Company repaid the principal during the year ended December 31, 2020 and recorded a loss on debt extinguishment of $0.1 million in interest expense, net in the Consolidated Statement of Operations.
On June 17, 2019, the Company entered into a revolving line of credit agreement with the Western Alliance Bank for a total principal amount of $1.0 million and maturity in two years from the date of borrowing. The line of credit bears a variable rate of interest, based on movement of prime rate as calculated and published by the Wall Street Journal. The Company will pay the regular monthly payments of all interest accrued as of each payment date. The prime rate at the time of borrowing was at 5.50% per annum. As of December 31, 2019 and 2020, the outstanding balance for the revolving line of credit was $1.0 million, payable on June 10, 2021.
On April 30, 2020, the Company received a Paycheck Protection Program (“PPP”) loan pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) in the amount of $0.8 million. The loan had a two-year term and bore a fixed interest rate of 1%. Under the terms of the CARES act the loan was eligible to be forgiven, in part or whole, if the proceeds were used to retain and pay employees and for other qualifying expenditures. On January 20, 2021, the Company received notification from the Small Business Administration that they approved the forgiveness of the full $0.8 million PPP loan.
The Company recognized $0.5 million and $0.5 million interest expense on its debt and other borrowings for the years ended December 31, 2019 and 2020, respectively.
The notes and revolving line of credit contain affirmative customary covenants, including maintenance of insurance, notices of claims and litigations, subordination of other lender’s credit and compliance with environmental laws. As of December 31, 2019 and 2020, the Company was in compliance with all required covenants.
9.	Commitments and Contingencies
Litigation
The Company may be involved in various claims, lawsuits, investigations, and other proceedings, arising from normal course of its business. The Company accrues a liability when management believes information available prior to the issuance of financial statements indicates it is probable a loss has been incurred as of the date of the financial statement and the amount of loss can be reasonably estimated. The Company adjust its accruals to reflect the impact of negotiation, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although claims are inherently

CONFIDENTIAL TREATMENT REQUESTED
unpredictable, the Company currently is not aware of any matters that may have a material adverse effect on the business, financial position, results of operations, or cash flows. The Company has not recorded any material loss contingency in the Consolidated Balance Sheets as of December 31, 2019 and 2020.
Warranties
The Company provides standard warranties on its hardware products. The liability amount is based on actual historical warranty spending activity by type of product, customer, and geographic region, modified for any known differences such as the impact of reliability improvements. As of December 31, 2019 and 2020, warranty reserves totaling $1.4 million and $4.0 million were recorded in accrued expenses and other current liabilities, respectively and $0.7 million and $2.8 million and were recorded in other non-current liabilities, respectively, in the Company’s Consolidated Balance Sheets.
Changes in the Company’s product warranty reserves were as follows (in thousands):
	Years Ended December 31,
	2019	2020
Balance at beginning of period	$—	$2,057
Warranties issued during the period	2,057	7,866
Settlements made during the period	—	(3,111)
Changes in liability for pre-existing warranties	—	(1)
Balance at end of period	$2,057	$6,811
10.	Leases
The Company leases office space under operating leases with lease terms ranging from twelve to thirty-nine months. Additionally, the Company entered into a ground lease agreement for specific testing facility on the Solar Technology Acceleration Center. The Company does not have any finance leases.
Operating lease expense for the years ended December 31, 2019 and 2020 was $0.1 million and $0.2 million, respectively. Lease expense related to leases with terms of one year or less that are not recognized on the Company’s Consolidated Balance Sheet was immaterial for both years.
Supplemental balance sheet information related to leases was as follows (in thousands):
	As of December 31,
Reported as:	2019	2020
Assets:
Operating lease right of use assets (included in Other assets)	$43	$571
Liabilities:
Operating lease liabilities, current portion (included in Accrued expenses and other current liabilities)	$11	$242
Operating lease liabilities, non-current (included in Other non-current liabilities)	27	355
Total operating lease liabilities	$38	$597
Supplemental information related to operating leases was as follows (in thousands):
	As of December 31,
	2019	2020
Cash payments for operating leases	$38	$ 140
New operating lease assets obtained in exchange for operating lease liabilities	$42	$ 672
As of December 31, 2019 and 2020, the weighted-average remaining lease term for operating leases is 1.88 years and 3.08 years, respectively. As of December 31, 2019 and 2020, the weighted-average discount rate for operating leases was 5%.

CONFIDENTIAL TREATMENT REQUESTED
Future minimum lease payments under non-cancelable operating leases as of December 31, 2020 are as follows (in thousands):
2021	$266
2022	241
2023	128
Total future lease payments	$635
Less imputed interest	(38)
Total lease liability	$597
11.	Common Stock
The Certificate of Incorporation, as amended as of December 31, 2017 (the “Certificate of Incorporation”), authorizes the Company to issue 12 million shares of $ 0.0001 par value of Common Stock. Holders of Common Stock are entitled to dividends, as and when, declared by the Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holders of the Common Stock are entitled to one vote for each share of Common Stock; provided that, except as otherwise required by law, holders of Common Stock (in such capacity) shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
In March 2020, the Company sold 1,111,112 shares of common stock at $27.00 per share for an aggregate purchase price of $30,000,024. The proceeds are available for working capital and other corporate purposes.
Related Party Stock Repurchase
On July 21, 2020, the Company’s Board of Directors approved a share repurchase of 1,200,080 shares of common stock for an aggregate price of $0 from a founder of the Company. The repurchase of these shares is recorded as treasury stock on the Company’s consolidated balance sheets as of December 31, 2020 and is intended to be added to the overall pool of stock available to be utilized for future option/stock award issuances to other employees of the organization.
12.	Stock Plans
On January 9, 2017, the Company’s board of directors adopted the 2017 Stock Incentive Plan (the “Plan”). The Plan offers employees, directors and selected service providers to acquire equity in the Company in the aggregate number of shares through awards of Options, Restricted Stock Awards (“RSA”), Stock Appreciation Rights, Restricted Stock Units (“RSU”), and Other Stock Awards, at exercise prices not less than the fair market value at date of grant. As of December 31, 2020, 2,975,080 shares were authorized to be issued under 2017 Stock Incentive Plan. Generally new shares are issued from the Company’s balance of authorized Common Stock from the 2017 Stock Incentive Plan to satisfy stock option exercises and vesting of awards. The Company also holds Treasury Shares available for issuance for awards under its stock-based benefit plans.
In December 2020, the Company entered into an amendment agreement with one of the Founders to modify the vesting of his Restricted Stock Awards. The amended plan resulted in modification of his outstanding equity awards by changing the vesting schedule. No incremental compensation expense was recorded as a result of this modification given that modification was limited to change in vesting schedule and did not impact the probability of vesting.

CONFIDENTIAL TREATMENT REQUESTED
The following table summarizes stock option activity under the Plan and related information:
	Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - December 31, 2019	980,000	$1.78
Granted during the year	63,750	3.92
Exercised or released	—	—
Cancelled or forfeited	10,000	0.57
Expired	—	—
Balances - December 31, 2020	1,033,750	$1.93	7.51	$25,785
Vested and expected to vest - December 31, 2020	1,033,750	$1.93	7.51	$25,785
Exercisable - December 31, 2020	652,283	$1.28	7.11	$16,693
Stock options generally vest over four years from the date of grant, and are based only on service vesting conditions, except in the event of a change in control as defined under the Plan which would provide for accelerated exercisability. The options expire no later than ten years of grant date. The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2019 and 2020 was $10.59 and $23.55, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2019 and 2020 was zero for both years.
During fiscal 2020, the Company issued performance-based restricted stock units. RSUs have performance and service vesting conditions, which must both be satisfied in order to vest. Service vesting conditions for RSUs provide for vesting over four years from the date of grant except for 1.2 million RSUs that were issued during the year which have a service period up to the date of completion of the liquidity event. RSUs vest upon the completion of a liquidity event, either an initial public offering or sale event. No RSUs vested during the years ended December 31, 2019 and 2020, as the performance conditions are not probable of occurring. Therefore, no stock-based compensation cost has been recognized related to the RSUs granted as of December 31, 2020. Total unrecognized stock-based compensation cost of $40.8 million related to unvested RSUs is expected to be recognized upon vesting.
Under the Stock Plan, an RSA is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the Board of Directors determine in its sole discretion on the date of grant. The Company has issued RSAs only to Founders and the restrictions are related to transferability, along with the standard service condition of four years required for vesting. During the years ended December 31, 2019 and 2020, the Company recognized stock-based compensation expense of $0.2 million and $0.2 million, respectively, related to RSAs issued under the Plan. As of December 31, 2019 and 2020, there was $0.2 million and $0.1 million, respectively, of total unamortized compensation cost related to RSAs under the Plan.
The following summarizes restricted stock activity under the Plan:
	Unvested Restricted Stock Units		Unvested Restricted Stock Awards
	Number of Shares	Weighted-Average Intrinsic Value	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2019	100,000	$13.50	536,538	$0.54
Granted	1,479,580	26.87	—	—
Vested	—	—	394,711	0.54
Forfeited or canceled	10,000	26.87	—	—
Unvested as of December 31, 2020	1,569,580	$26.02	141,827	$0.54

CONFIDENTIAL TREATMENT REQUESTED
Stock-Based Compensation Expense
The Company recognized stock-based compensation expense under the Plan (in thousands):
	Years Ended December 31,
	2019	2020
Cost of revenue	$176	322
General and administrative	653	1,401
Research and development	51	57
Selling and marketing	26	38
Total stock-based compensation expense	$906	1,818
Total unamortized stock-based compensation expense as of December 31, 2020 was $44.5 million and is expected to be recognized over a weighted average period of approximately 3.04 years. This includes 1.2 million shares granted during the year that as described above have a service period through the date of the liquidity event.
Determination of Fair Value
The Company estimates the fair value of share-based compensation for stock options utilizing the Black-Scholes option-pricing model, which is dependent upon several variables, discussed below. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation on a straight-line basis over the requisite vesting period for each award.
Fair Value of Common Stock: The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the board of directors, with input from management. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock on the grant date of the stock-based award by considering a number of objective and subjective factors, including 409A valuations of the Company’s common stock, valuations of comparable companies, sales of the Company’s common stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.
Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility: Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within the Company’s industry that its considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.
Risk-Free-Interest-Rate: The Company bases the risk-free interest rate on the implied yield available on US Treasury zero-coupon issues with remaining term equivalent to expected term.
Expected Dividend: The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and, therefore, has estimated the dividend yield to be zero.

CONFIDENTIAL TREATMENT REQUESTED
The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
Years Ended December 31,
	2019	2020
Expected term (years)	5.66 – 6.09	5.99 – 6.17
Expected volatility	52.01% - 54.10%	51.52% - 51.58%
Risk-free interest rate	1.63% - 2.3%	1.60% - 1.61%
Expected dividends	—	—
Grant date fair value per option	$10.49 - $10.71	$23.55 - $23.58
13.	Net loss per share
The table below sets forth the computation of basic and diluted loss per share (in thousands, except per share amounts):
	Years Ended December 31,
	2019	2020
Basic and diluted:
Net loss	$13,495	$15,924
Weighted-average number of common shares outstanding	7,523	8,344
Basic and diluted loss per share	$1.79	$1.91
For purposes of computing diluted net income per share, weighted-average common shares do not include potentially dilutive securities that are anti-dilutive. The following potentially dilutive securities were excluded (in thousands):
	As of December 31,
	2019	2020
Shares of common stock issuable under stock option plans outstanding	980	1,034
Shares of common stock issuable upon vesting of restricted stock awards	637	1,711
Potential common shares excluded from diluted net loss per share	1,617	2,745
14.	Income Taxes
The following table summarizes our U.S. and foreign income (loss) before income taxes (in thousands):
	Years Ended December 31,
	2019	2020
U.S.	$(13,534)	$(16,269)
Foreign	—	262
Total loss before income taxes	$(13,534)	$(16,007)
For the years ended December 31, 2019 and 2020, the pre-tax loss attributable to foreign operations was insignificant. The provision for income tax expense (benefit) was composed of the following (in thousands):
	Years Ended December 31,
	2019	2020
Current
Federal	$—	$(159)
State	(37)	1
Foreign	—	78
Deferred
Federal	(2)	(3)
State	—	—
Total income tax expense/(benefit)	$(39)	$(83)

CONFIDENTIAL TREATMENT REQUESTED
The difference between the income tax expense (benefit) derived by applying the federal statutory income tax rate to our income (loss) before income taxes and the amount recognized in our consolidated financial statements is as follows (in thousands):
	Years Ended December 31,
	2019	2020
Income tax expense (benefit) derived by applying the federal statutory tax rate to income (loss) before income taxes	$(2,842)	$(3,362)
State taxes, net of federal	(551)	(215)
Research and experimentation tax credit	(118)	(179)
Valuation allowance	3,184	3,523
Stock compensation	225	406
Dividends received deduction	—	(308)
Permanent differences and other	63	52
	$(39)	$(83)
Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities were comprised of the following (in thousands):
	As of December 31,
	2019	2020
Deferred tax assets:
Fixed assets and intangibles	$156	$135
Leases	—	106
Accrued expenses	333	2,066
Net operating loss carryforward	4,626	6,679
Capital loss carryforward	501	—
Investment difference	—	148
R&D credit carryforward	181	325
Subtotal	5,797	9,459
Less valuation allowance	(5,774)	(9,297)
Total deferred tax asset	23	162

Deferred tax (liabilities):
Investment difference	(15)	—
Leases	—	(101)
Prepaid expenses	(11)	(61)
Total deferred tax (liability)	(26)	(162)
Net deferred tax asset (liability)	$(3)	$—
The net change in the total valuation allowance for the years ended December 31, 2019 and 2020, was an increase of $3.1 million and $3.5 million, respectively. In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, carryback potential, projected future taxable income and tax planning strategies in making this assessment. After consideration of these factors and based upon the level of historical taxable income, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences at December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED
The Company has federal net operating loss carryforwards of approximately $27.8 million at December 31, 2020. These loss carryforwards have an indefinite carryforward period. The Company also has state net operating loss carryforwards of approximately $17.0 million, which begin to expire in 2034.
The Company has federal R&D Credit carryforwards of approximately $0.4 million at December 31, 2020, which begin to expire in 2038.
The Company is subject to U.S. federal income tax, as well as income tax in multiple state and foreign jurisdictions. The tax returns for years 2017 and beyond remain open for examination. As of December 31, 2020, the Company is not currently under audit by any taxing authority.
We account for uncertainty in taxes in accordance with authoritative guidance. A reconciliation of the unrecognized tax benefits is as follows (in thousands):
	Years Ended December 31,
	2019	2020
Balance, beginning of the year	$22	$45
Increase for tax positions related to the current year	23	36
Decrease for tax positions related to prior years	—	—
Balance, end of year	$45	$81
All of our gross unrecognized tax benefits, if recognized, would affect our effective tax rate. We do not expect or anticipate a significant increase or decrease over the next twelve months in the unrecognized tax benefits reported above. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2019 and 2020, we had not accrued any interest or penalties related to unrecognized tax benefits.
15.	Retirement Plan
The Company sponsors various defined contribution retirement plans for its eligible U.S. and non-U.S. employees. Total contributions to these plans were $0.15 million and $0.31 million for the years ended December 31, 2019 and 2020, respectively. For employees in the United States, the Company matches pretax employee contributions up to a maximum of $19,500 per participant per year.
16.	Segment Information
The Company has one segment: manufacturing and servicing of Voyager Tracker. The Company's Chief Executive Officer (the chief operating decision maker) views and evaluates operations, manages resource allocations, and measures performance based on the results of the Company’s reportable operating segment under its management reporting system. The application of this structure permits us to align our strategic business initiatives and corporate goals in a manner that best focuses our businesses and support operations for success. The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers (in thousands):
	Years Ended December 31,
	2019	2020
United States	$45,264	$187,093
Vietnam	7,149	38
Other	711	221
Total net revenue	$53,124	$187,352
Other than the United States, no other individual country exceeded 10% or more of total revenue during the year ended December 31, 2020. Other than the United States and Vietnam, no other individual country exceeded 10% or more of total revenue during the year ended December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED
17.	Related Parties
On January 30th, 2017, the Company issued promissory notes worth $7 million, out of which $6.0 million was issued to two Board Members. The notes carry an interest rate of 5% and expire five years from date of issuance. As described in Note 8, the Company repaid the principal during the year ended December 31, 2020. For the years ended December 31, 2019 and 2020 the Company incurred interest expense of $0.3 million and $0.2 million related to the notes issued to the related parties, respectively. In combination with the note, the Company also issued 25,000 shares of common stocks for every $250,000 of notes purchased by such investors.
On July 21, 2020, the Company’s Board of Directors approved a share repurchase of 1,200,080 shares of common stock for an aggregate price of $0 from a founder of the Company. The repurchase of these shares is recorded as treasury stock on the Company’s consolidated balance sheet as of December 31, 2020.
Transactions with the Company’s unconsolidated subsidiary Dimension Energy LLC for the years ended December 31, 2019 and 2020 are disclosed in Note 6.
There were no other material related-party transactions during the years ended December 31, 2019 and 2020.
18.	Subsequent Events
Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting or disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through March 9, 2021, which is the date that the consolidated financial statements were issued.
On January 20, 2021, the Company received notification from the Small Business Administration that they approved the forgiveness of the full $0.8 million Paycheck Protection Plan loan.
The Company is monitoring the recent global health emergency driven by the potential impact of the COVID-19 virus, along with global supply and demand dynamics. The extent to which these events may impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time. The Company has thus far avoided significant impact to performance of operations, and management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

CONFIDENTIAL TREATMENT REQUESTED
     Shares

Common Stock
Prospectus
     , 2021
Barclays

CONFIDENTIAL TREATMENT REQUESTED
PART II – INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offer and sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and FINRA filing fee and the Nasdaq listing fee.
Expenses of Issuance and Distribution ($ thousands)	$ Amount to be Paid
SEC registration fee	$ (a)
FINRA filing fee	(a)
Nasdaq listing fee	(a)
Transfer agent and registrar fees	(a)
Printing expenses	(a)
Legal fees and expenses	(a)
Accounting fees and expenses	(a)
Blue Sky fees and expenses	(a)
Miscellaneous expenses	(a)
Total	$ (a)
(a)	To be completed by amendment.
Item 14.	Indemnification of Directors and Officers.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation and amended and restated bylaws will contain such a provision.
We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act and the Exchange Act. We pay the entire premium of this policy.
We are party to indemnification agreements with each of our directors and certain of our executive officers. Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Section 145 of the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15.	Recent Sales of Unregistered Securities.
Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:
Convertible Promissory Notes Issuances
From May 2018 through August 2018, we issued the 2018 Convertible Promissory Notes to certain investors including Ahmad Chatila and David Springer, our founders and a member of our board of directors and our Executive Vice President, Field Operations, respectively, and the Rodgers Trust, an entity affiliated with Thurman John Rodgers, a member of our board of directors, for an aggregate purchase price of $3,500,000. In September 2018, we issued an aggregate of 262,048 shares of our common stock at a conversion rate of $13.4987 per share, for the conversion of the $3,537,343.49 aggregate principal amount outstanding of the 2018 Convertible Promissory Notes. See “Certain Relationships and Related Party Transactions—Debt and Equity Financings.”
Common Stock Issuances
From September 2018 to January 2019, we issued an aggregate of 1,002,861 shares of our common stock to Mr. Chatila, Mr. Springer and the Rodgers Trust, along with other investors, at a purchase price of $13.4987 per share, for an aggregate purchase price of $13,537,355.94. See “Certain Relationships and Related Party Transactions—Debt and Equity Financings.”
In March 2020, we issued an aggregate of 1,111,112 shares of our common stock to South Lake One, LLC at a purchase price of $27.00 per share, for an aggregate purchase price of $30,000,024.00.
Plan-Related Issuances
In the three years preceding the date of the initial filing of this registration statement, we granted to our directors, officers and employees options to purchase an aggregate of 783,750 shares of our common stock under the 2017 Plan at exercise prices ranging from approximately $0.57 to $3.92 per share, and 1,648,521 RSUs, having estimated grant date fair values ranging from $13.4987 to $per share.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to a written compensatory plan or contract relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.	Exhibits and Financial Statement Schedules.
(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)	Financial Statement Schedules. None.
Item 17.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

CONFIDENTIAL TREATMENT REQUESTED
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED
EXHIBIT INDEX
Exhibit Number	Description
1.1	Form of Underwriting Agreement(a)
3.1	Certificate of Incorporation of FTC Solar, Inc., as currently in effect(a)
3.2	Form of Amended and Restated Certificate of Incorporation of FTC Solar, Inc., to be in effect upon the completion of this offering(a)
3.3	Bylaws of FTC Solar, Inc., as currently in effect(a)
3.4	Form of Amended and Restated Bylaws of FTC Solar, Inc., to be in effect upon the completion of this offering(a)
4.1	Form of Specimen Common Stock Certificate(a)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP(a)
10.1	2017 Stock Incentive Plan(a)(b)
10.2	2021 Stock Incentive Plan and form of agreement(a)(b)
10.3	Form of Indemnification Agreement(a)
21.1	List of Subsidiaries of FTC Solar, Inc.(a)
23.1	Consent of PricewaterhouseCoopers LLP(a)
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)(a)
24.1	Power of Attorney (included in signature page)(a)
(a)	To be filed by amendment.
(b)	Management contract or compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, FTC Solar, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the    day of     , 2021.
FTC SOLAR, INC.

By:
Name: Anthony P. Etnyre
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Anthony P. Etnyre and Patrick M. Cook, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Anthony P. Etnyre

	Chief Financial Officer (Principal Financial Officer)	, 2021
Patrick M. Cook

	Chief Accounting Officer (Principal Accounting Officer)	, 2021
M. Cathy Behnen

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021